As filed with the Securities and Exchange Commission on May 13, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

CALLWAVE, INC.

(Exact name of Registrant as specified in its charter)

Delaware	4822	77-0490995
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

136 West Canon Perdido Street, Suite A

Santa Barbara, CA 93101

(805) 690-4000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

David F. Hofstatter

136 West Canon Perdido Street, Suite A

Santa Barbara, CA 93101

(805) 690-4000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael E. Pfau, Esq. Bruce W. McRoy, Esq. Reicker, Pfau, Pyle, McRoy & Herman LLP 1421 State Street, Suite B Santa Barbara, California 93101 (805) 966-2440	Jeffrey D. Saper, Esq. Robert G. Day, Esq. Paul B. Shinn, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, $0.0001 per share par value	$69,000,000	$8,743

(1)	Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Estimated solely for the purpose of computing the amount of the registration fee, in accordance with Rule 457(o) promulgated under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, Dated May 13, 2004

CallWave, Inc.

             Shares

Common Stock

This is the initial public offering of CallWave, Inc. We are offering              shares of our common stock. We anticipate that the initial public offering price will be between $             and $             per share. We have applied to list our common stock on the Nasdaq National Market under the symbol “CALL.”

Investing in our common stock involves risk. See “ Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount and commissions
Proceeds, before expenses, to CallWave, Inc.

We have granted the underwriters the right to purchase up to              additional shares of common stock to cover any over-allotments.

Deutsche Bank Securities

Piper Jaffray

First Albany Capital

WR Hambrecht + Co

The date of this prospectus is             , 2004.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should read the entire prospectus carefully before making an investment decision, including “Risk Factors” and the consolidated financial statements and the related notes. References in this prospectus to “CallWave,” “we,” “our” and “us” refer to CallWave, Inc. and our consolidated subsidiaries.

Our Business

We provide affordable communications application services on a subscription basis to mainstream consumers and small and home offices. Our software-based services are delivered on our proprietary Enhanced Services Platform that allows subscribers to bridge calls across existing landline, mobile and Internet networks, without requiring them to purchase or install additional hardware. Our platform acts as a network-independent communication interface layer, and is presently used for bridging important landline calls to our subscribers through their mobile telephones or through their Internet-connected personal computers using voice-over-IP technology. Our services allow subscribers to see and hear who is calling before deciding whether to take the call, enabling them to receive more of their important calls and to manage other calls at their convenience. These capabilities enable our mass-market subscribers to more effectively manage their personal communications.

As of March 31, 2004, we had more than 780,000 paying subscribers. By bridging incoming calls across subscribers’ existing landline, mobile and Internet networks, our subscribers realize greater value from their existing communications services. Our services extend the functionality of networks and devices that our subscribers already use by offering easy to use, enhanced communications features such as real-time voicemail, call screening, and virtual phone and fax numbers. Because our services improve the utilization of existing communications networks, we believe that our application services complement the efforts of landline, mobile and Internet service providers to reduce their subscriber churn. This has allowed us to establish cooperative relationships with network service providers.

The emergence of mobile telephones and the Internet has reshaped the communications market. A decade ago, households and small and home offices, or SOHOs, typically used a landline telephone as their primary means of communication. Today, households and SOHOs commonly use both mobile telephones and the Internet in addition to traditional landline telephones. Mobile telephones and the Internet, which penetrated early adopter markets in the 1990s, have now reached mass-market acceptance with cost-conscious consumers and SOHOs—the mainstream market—by delivering to users compelling value at affordable prices. IDC estimates that there were over 106 million households and over 19 million SOHO firms in the United States at the end of 2003. Mainstream users increasingly subscribe to multiple communications services, including landline telephones, mobile telephones and the Internet, but do not have an effective means of managing communications across these networks. We provide mainstream users with solutions that allow them to bridge inbound communications across their existing networks and devices.

Our objective is to be the leading provider of solutions that help mainstream consumers and SOHOs utilize their existing communications services more efficiently and cost-effectively. The key elements of our strategy are to:

•	maintain focus on the needs of the mainstream market;

•	continue our subscriber-driven approach to product development and marketing;

•	provide affordable communications solutions for mainstream users;

•	extend and enhance component applications and service levels; and

•	extend our reach through strategic relationships with network service providers.

Corporate Information

We were incorporated in California in 1998. We intend to reincorporate in Delaware prior to this offering. Our principal executive offices are located at 136 West Canon Perdido Street, Suite A, Santa Barbara, California, and our telephone number at this address is (805) 690-4000. Our website is www.callwave.com. The information on our website is not part of this prospectus.

Our registered trademarks include CallWave, our CallWave logo, ECallerID, Fax2Email, FaxWave, our FaxWave name design, Liberty Telecom, The Future of Faxing and Internet Answering Machine.

We have applied for trademarks for our CW logo and Take The Call. This prospectus contains other trade names, trademarks and service marks of ours and of other companies.

THE OFFERING

Type of securities	Common stock

Shares to be offered	shares

Shares outstanding after this offering	shares

Use of proceeds	We anticipate that we will use the net proceeds of this offering for general corporate purposes, including working capital and potential acquisitions. See the section titled “Use of Proceeds.”

Proposed Nasdaq National Market symbol	CALL

Risk factors	See “Risk Factors” beginning on page 5 for a discussion of factors that you should consider carefully before deciding to purchase our common stock.

The common stock outstanding after the offering is based on the number of shares outstanding as of December 31, 2003, and excludes:

•	2,969,093 shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $1.01 per share;

•	1,863,300 shares issuable upon the exercise of outstanding warrants at a weighted-average exercise price of $1.31 per share, which do not expire upon the consummation of this offering;

•	2,800,000 shares reserved for issuance under our 2004 Stock Incentive Plan; and

•	200,000 shares reserved for issuance under our Employee Stock Purchase Plan.

Unless otherwise indicated, all information in this prospectus assumes:

•	the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock, on a one-for-one basis, immediately prior to the closing of this offering; and

•	no exercise by the underwriters of their option to purchase additional shares of common stock in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

(in thousands, except per share data)

The following tables provide summary consolidated financial data for the periods presented. This summary consolidated financial data should be read together with the sections titled “Selected Consolidated Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. The pro forma balance sheet data gives effect upon the closing of this offering to the automatic conversion of all outstanding shares of convertible preferred stock into common stock as if it had occurred on June 30, 2003. The pro forma as adjusted balance sheet data gives further effect to the application of the net proceeds from our sale of          shares of common stock in this offering at an assumed initial public offering price of $         per share, after deducting the estimated underwriting discounts and commission and estimated offering expenses. See the sections titled “Use of Proceeds” and “Capitalization” for additional information.

	Fiscal Year Ended June 30,					Six Months Ended December 31,
	1999	2000	2001	2002	2003	2002	2003
	(unaudited)					(unaudited)
Statement of Operations Data:
Revenues	$—	$487	$2,883	$16,383	$22,488	$10,440	$18,254
Operating income (loss)	(1,340)	(9,624)	(14,498)	(3,010)	1,601	810	5,185
Net income (loss)	(1,338)	(9,642)	(16,054)	(3,050)	1,636	827	5,216
Net income (loss) per share:
Basic	$(0.22)	$(1.07)	$(1.77)	$(0.33)	$0.18	$0.09	$0.56
Diluted	(0.22)	(1.07)	(1.77)	(0.33)	0.06	0.03	0.21
Pro forma (unaudited)					0.07		0.22
Shares used in net income (loss) per share:
Basic	5,983	9,009	9,060	9,167	9,270	9,257	9,295
Diluted	5,983	9,009	9,060	9,167	25,484	25,495	25,357
Pro forma (unaudited)					23,501		23,526

	As of December 31, 2003
	(unaudited)
	Actual	Pro Forma	Pro Forma As Adjusted
Balance Sheet Data:
Cash and cash equivalents	$8,418	$8,418	$
Working capital	6,304	6,304
Total assets	13,928	13,928
Convertible preferred stock	28,761	—
Accumulated deficit	(23,232)	(23,232)
Total stockholders’ equity	8,157	8,157

RISK FACTORS

You should carefully consider the risks described below together with all of the other information included in or incorporated by reference into this prospectus before making an investment decision. The risks and uncertainties described below are not the only ones we face. If any of the following risks actually occur, our business could be harmed. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related To Our Business

If network service providers elect to bundle services similar to ours from other providers or to develop such services themselves as part of their product offering, we could lose many of our paying subscribers.

A large portion of our current subscriber base generally obtains access to the Internet through dial-up connection network service providers. The market for communications services is competitive, and many service providers attempt to attract and retain subscribers by offering a collection of services. While service providers that provide Internet call waiting and call-bridging services generally impose a separate charge, those service providers may in the future bundle such services with their other service offerings, thereby effectively offering these services for no incremental fee. If we lose subscribers to those network service providers that bundle services competitive with ours and we are unable to find replacement subscribers willing to pay for our services, our business, revenues and profitability would be adversely affected.

If we do not attract and retain subscribers, we will not be able to expand our business.

We must continue to attract new subscribers to our communications applications services in order to significantly increase our revenues. Our ability to cost-effectively attract new subscribers will depend in part on our ability to consistently provide our subscribers a high-quality experience for filtering, managing and delivering calls and to successfully market and sell those services to the mainstream market. If mainstream consumers and SOHOs do not perceive that our services provide value, or if we introduce new services that are not favorably received by our existing and potential subscribers, or if we do not effectively market our services, we may not be able to attract or retain subscribers. In addition, some new subscribers originate from referrals from existing subscribers. If we do not continue to satisfy our existing subscribers, then we may not continue to attract new subscribers through such referrals. If we are unable to attract new subscribers on a cost-effective basis, our business will not grow and our results of operations may be adversely affected.

Subscribers cancel their subscriptions for our services for many reasons, including a perception that they do not use the service often enough to justify the monthly fees, delivery of the service takes too long, the service is not worth the monthly fees and subscriber service issues are not satisfactorily resolved. If our subscribers cancel subscriptions at an increased rate, we may have to incur significantly higher marketing expenditures to attract large numbers of new subscribers. We cannot be certain that these investments would maintain or improve subscriber retention. If our subscribers cancel subscriptions at a significant rate, or if we are not able to cost-effectively attract and retain sufficient subscribers to offset such cancellations and grow our business, our operating results would be adversely affected.

If we are unable to continue to attract and retain subscribers as the Internet access market transitions from dial-up to broadband, our ability to generate revenues may be adversely affected.

The majority of our subscribers currently access the Internet through a dial-up connection. Those subscribers are often attracted to our enhanced services because our services allow those subscribers to monitor their incoming telephone calls while their main telephone line is busy accessing the Internet. We believe that over time many dial-up subscribers will switch to broadband that allows subscribers to use the Internet while simultaneously receiving telephone calls on their primary telephone lines. Although we have not generated substantial revenues from broadband access subscribers, we expect the growth of our business to depend upon our ability to expand and market our services successfully to broadband access subscribers. We may be required to develop additional technologies or make improvements to our existing technologies in order to market our services effectively to users that have broadband Internet access. If we are unable to expand our services and market our services effectively to broadband access subscribers, then the trend toward broadband Internet access would likely have a material adverse effect on our business, prospects and results of operations.

We face competition from well-capitalized hardware vendors, software vendors and service providers that may cause our business to suffer.

Competition in the communications and information services industries is intense. We face competition for our offerings from Internet service providers, such as AOL, landline and wireless telephone companies, such as AT&T, cable companies and other communications hardware, software and services vendors. These companies are better capitalized, have greater name recognition and significantly larger existing subscriber bases than we do. We may also face competition in the future from communications hardware and software companies that are currently focused on other markets but have technologies similar to ours, including 8X8, Net2Phone and Vonage. If these or other companies provide services similar to ours, we may not be able to compete effectively and our results of operations would be adversely affected.

There are limited barriers to entry for other companies to provide services that compete with ours.

Telecommunications services were historically provided by companies that made substantial capital investments in their networks. The size of those investments and the time required to deploy those networks served as significant barriers to entry into such markets. In contrast, we provide software-based enhanced services that do not require substantial capital expenditures to deploy and maintain. As a result, other companies with strong technical staffs and a knowledge of the communications and information services industries could compete with us without facing significant capital expenditures or other barriers to entry. For example, some companies are creating networks that will provide access to the Internet through local telephone calls that may enable us and others to avoid the need to integrate long-distance services to provide our enhanced offerings. That development may allow other companies to compete with us without having to purchase, install or maintain the relatively more complicated hardware currently necessary to utilize the underlying public switched telephone network. As a result, we may face increasing competition from companies with significantly greater resources than we have, which may force us to reduce our prices and increase our operating expenses to remain competitive. We cannot assure you that we will be able to remain competitive, or that competition will not have a material adverse effect on our business and results of operations.

We rely upon the networks of numerous long-distance and local carriers and if we are not able to purchase telephone services from them at reasonable rates, we may not be able to profitably provide our services to our subscribers.

In providing services to our subscribers, we incur a number of telecommunications costs which are beyond our control. In order to deliver our services to our subscribers, our services re-route certain telephone calls from their telephone lines to toll-free numbers that we have leased, from that toll-free number to our software-based switching facility, and then from that facility to the number that the subscribers designate. The re-routing of calls from our subscribers’ lines, relies, in part, upon the toll-free network, as well as upon long-distance and local services that we purchase from network service providers. The cost of these services, which we integrate into our service offerings, is beyond our control and may increase for a number of reasons, including:

•	a general increase in wholesale long-distance rates or charges for call forwarding services;

•	an election by service providers to implement a new pricing structure on the services that we currently purchase;

•	an election by third-party service providers to impose charges for services which are currently toll-free; and

•	an increase in subscriber usage patterns that increases the cost of the services that we purchase.

Our ability to offer services to our subscribers at competitive rates is partially dependent upon our ability to use that toll-free telephone network and our subsidiary’s ability to procure telephone network services and access, on a reliable basis and at reasonable prices. If we are unable to effectively manage the cost of our network services, then our pricing structure with a significant number of our subscribers would be materially changed, which would have a material adverse effect on our ability to conduct business at attractive margins.

There are a limited number of long-distance and interconnection service providers that are able to provide the services on which we rely.

We currently have contracts with four service providers for long-distance services, and our wholly-owned subsidiary, Liberty Telecom, LLC also has interconnection agreements with other telecommunications companies, which together provide us with services that we integrate into our enhanced offerings. Each of those contracts may be terminated without cause by the service provider upon advance written notice. The required notice period, in each instance, is less than the amount of time that we would likely need to negotiate a contract with a successor provider and modify our system to re-route our subscribers’ inbound calls to that successor’s network. In addition, there are only a limited number of service providers with which we can contract to provide these services. As a result, if one or more of the service providers from which we currently procure long-distance or interconnection services were to terminate our existing contractual relationships, we cannot assure you that we could locate a substitute provider on a timely basis and upon reasonable terms, if at all, in order to avoid a disruption or loss of service to our subscribers. If we are not able to purchase access to sufficient long-distance and interconnection services at reasonable prices, we may not be able to profitably provide our enhanced services to our subscribers and our operating results would be materially adversely affected.

We rely upon the Internet and other networks controlled by third parties to provide our services.

We provide our services by integrating and enhancing underlying services on other companies’ networks that rely on the public switched telephone network, across the private networks constructed and owned by other companies such as those in the cable industry, and across the Internet. If the owners of any one or more of those networks were either to refuse to transport calls to our subscribers, or were to impose significantly higher charges for those calls, or if applicable regulations were to impose significantly higher charges for those calls, we would likely face increased operating costs, our profitability could suffer and our business could be materially harmed.

Because a significant portion of our subscribers are price sensitive, we may not be able to increase the charges for our services without adversely affecting our ability to attract and retain paying subscribers.

Our subscribers are generally price sensitive. In response to that sensitivity, we have attempted to control our costs in order to be able to charge low subscription rates, which generally range from $1.50 to $7.95 per month, and are as high as $9.95 per month in limited circumstances. We expect that recruiting new subscribers may become more expensive on average if we increase our marketing efforts. If we experience significant cost increases or otherwise want to increase our margins, we may be unable to increase our monthly charges by an amount sufficient to allow us to maintain margins or our profitability, and our business and operating results could be adversely affected.

We are dependent upon the availability of reasonably priced call-forwarding services to provide our services to the majority of our subscribers in a cost-effective manner.

Customers who subscribe to certain of our services typically subscribe to call-forwarding services from their local telephone service provider. Generally, these call-forwarding services are available to our subscribers at a reasonable price. If the service providers do not provide these services at a reasonable price, the overall price of obtaining our services may exceed the amount that our current and potential subscribers are willing to pay. If the prices for these services increase, a significant number of our subscribers may terminate their subscriptions for our services, which would have a material adverse effect on our business and results of operations.

Because the secondary facility for our subsidiary’s existing telephone switching equipment is not yet operational, a catastrophic event at Liberty Telecom’s primary facility would cause the disruption of our services to subscribers.

Our enhanced services currently depend on telecommunications services from our subsidiary, Liberty Telecom, which are provided using a single call-switching facility in Reno, Nevada. A catastrophic event, such as an earthquake or a fire, that destroys part or all of the facility would disrupt our business and prevent us from providing services to our subscribers for an extended period of time. While Liberty Telecom is developing a secondary call-switching facility, we cannot assure you if the second facility will be operational on a timely basis, or at all. Because our subscribers expect our services to match the high reliability that characterizes services in the communications and information services industries generally, any failure in our ability to service our subscribers could cause us to lose significant numbers of subscribers, and have a material adverse impact on our business and operating results.

A system failure or a breach of our network security could delay or interrupt service to our subscribers or lead to a misappropriation of our confidential information.

Our operations are dependent upon our ability to protect our computer network from interruption, unauthorized entry, computer viruses and other similar events. We cannot assure you that our existing and planned precautions will be adequate to prevent a significant interruption in the operation of our network. Despite the implementation of security measures, our infrastructure also may be vulnerable to computer viruses, hackers or similar disruptive problems caused by our subscribers, employees or other Internet users who attempt to invade public and private data networks. A system failure or a breach of our security measures may lead to a disruption in service, or the misappropriation of confidential information, which may result in significant liability to us and also may deter current and potential subscribers from using our services. Any system failure or security breach that causes interruptions or data loss in our operations or in the computer systems of our subscribers could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our subscriber acquisition costs vary depending upon prevailing market conditions and may increase significantly in the future.

Our subscriber acquisition costs are dependent largely upon our ability to purchase multiple types of advertising at a reasonable cost. Our advertising costs vary over time, depending upon a number of factors, some of which are beyond our control, such as seasonality, the particular mix of advertising we use and the rate at which we convert potential subscribers into paying subscribers. Historically, we have used Internet advertising as the primary means of marketing our services. In the future, we expect to expand to other more expensive forms of advertising, such as television, radio and direct mail, which would increase our subscriber acquisition costs. Our sales and marketing and other costs of acquiring new subscribers are substantial relative to the monthly fees derived from subscriptions. Based on historical trends, we expect those costs to continue to rise. If we are not able to reduce our other operating costs, increase our subscriber base and increase revenue per subscriber to offset these anticipated increased subscriber acquisition costs, our business and results of operations would be adversely affected.

If we do not successfully anticipate the service demands of our subscribers, our business and results of operations will suffer.

We must accurately forecast the features and functionality required by our current and potential subscribers. In addition, we must design and implement service enhancements that meet subscriber requirements in a timely and efficient manner. We may not successfully determine subscriber requirements and, therefore, may not be able to satisfy subscriber demands. Furthermore, as our current subscribers’ needs change, we may not be able to identify, design and implement in a timely and efficient manner services incorporating the type and level of features desired by our subscribers. If we fail to accurately determine or effectively market subscriber feature requirements or service enhancements, we may lose current subscribers or fail to attract new subscribers, which would have a material adverse effect on our results of operations.

Other persons may assert claims that our business operations or technology infringe or misappropriate their intellectual property rights, which could increase our costs of operation and distract management and could result in expensive settlement costs.

Other companies or individuals may claim that we infringe or misappropriate their intellectual property rights. From time to time, third parties have contacted us, asserting that we may infringe their intellectual property rights. For example, in December 2003 and April 2004, a major communications infrastructure company delivered to one of our distributors two letters offering to negotiate a nonexclusive license to certain patents that the infrastructure company believed to be relevant to our service. We are in the process of evaluating those letters, which have been provided to us indirectly by that distributor. A determination that we have infringed the intellectual property rights of a third party could expose us to substantial damages, restrict our operations or require us to procure costly licenses to the intellectual property that is the subject of the infringement claims. Such a license may not be available to us on acceptable terms or at all. While to date these assertions have not materially affected our business, we cannot assure you that any such assertions would not have a material adverse effect on our business, prospects, financial condition and results of operations. Any efforts to defend ourselves from assertions of infringement or misappropriation of a third party’s intellectual property rights would be expensive and time-consuming, would divert management resources and may not ultimately be successful.

Our customers or other companies with whom we have a commercial relationship could also become the target of litigation relating to the patent and other intellectual property rights of others. This could trigger support and indemnification obligations, which could result in substantial expenses, including the payment by us of costs and damages relating to patent infringement. In addition to the time and expense required for us to meet our support and indemnification obligations, any such litigation could hurt our relations with our customers and other companies. Thus, the sale of our services could decrease. We cannot assure you that claims for indemnification will not be made or that if made, such claims would not have a material adverse effect on our business prospectus financial condition and results of operations.

We might not be able to protect and enforce our intellectual property rights, which could impair our ability to compete and reduce the value of our services.

We rely primarily upon a combination of trademark, trade secret, copyright and patent law protections, and contractual restrictions to protect our proprietary technology. Those measures may not provide meaningful protection. For example, any rights granted under any of our existing or future patents may not provide meaningful protection or any commercial advantage to us. Such patents could be challenged or circumvented by our competitors or declared invalid or unenforceable in judicial or administrative proceedings. The failure of any patents to adequately protect our technology would make it easier for our competitors to offer similar services. With respect to our proprietary rights, it may be possible for third parties to copy or otherwise obtain and use our proprietary technology or marks without authorization or to develop similar technology independently. Monitoring unauthorized use of our proprietary technology or marks is difficult and costly. We may not be able to detect unauthorized use of, or to take appropriate steps to enforce, our intellectual property rights, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. If we commence an action to terminate a third party’s authorized use of our intellectual property rights, we may face challenges to the validity and enforceability of our proprietary rights and may not prevail in any litigation regarding those rights. Any efforts to enforce or determine the scope of our intellectual property rights, whether initiated by use or a third party, would be expensive and time-consuming, would divert management resources and could materially and adversely affect our business, whether or not such litigation results in a determination favorable to us.

We have a limited operating history, which will make it difficult to predict our future results.

We were formed in August 1998, some of our free services became commercially available in October 1999, and we began charging for certain of our services in April 2001. Because of our limited operating history, there is limited operating and financial data about us upon which to base an evaluation of our potential future performance and an investment in our common stock. You should consider our business and prospects in light of the risks and difficulties we may encounter, including those frequently encountered by new companies competing in rapidly evolving markets. If we are unable to execute our plans and grow our business, either as a result of the risks identified in this section or for any other reason, our results of operations may suffer.

If we are unable to obtain additional telephone numbers, we may not be able to grow our subscriber base.

Our future success will depend in part upon our ability to procure sufficient quantities of telephone numbers in area codes where our subscribers are located at costs we can afford. The ability of telecommunications carriers to provide us with telephone numbers to be used in conjunction with our services depends on applicable regulations, the practices of telecommunications carriers that provide telephone numbers, and the level of demand for new telephone numbers. In addition, the Federal Communications Commission, or FCC, has regulations concerning numbering resource utilization. If Liberty Telecom does not sufficiently utilize the numbers assigned to it, it may have to relinquish control of those unused numbers. Furthermore, the FCC and state public utility commissions periodically review numbering utilization, and may in the future propose additional changes to regulations governing number assignment and availability. Failure to have access to telephone numbers in a timely and cost-effective manner, or the loss of use of numbers we have accessed or may access, could prevent us from entering some markets or slow our growth in the markets in which we currently sell our services, and may have a material adverse effect on our business, results of operations and profitability.

Our Enhanced Services Platform is a complex hardware and software system that could fail and cause service interruptions to our subscribers.

Our hardware and software systems are complex and are critical to our business. If our systems fail, our subscribers might experience reduced levels of service or service interruptions. Software-based services, such as ours, may contain undetected errors or failures when introduced or when new versions are released. Errors may be found in our software before or after commercial release, and, as a result, we may experience development delays or a disruption of our services. Failures in our system or interruptions to our service could have a material adverse effect on our business, prospects, financial condition and results of operations.

We are dependent upon billing arrangements with regional telephone companies for collecting fees from many of our subscribers.

We currently collect the majority of our revenues through billing arrangements in which our subscribers’ regional telephone companies collect our service fees from our subscribers and forward those fees to us. As of March 31, 2004, approximately 80% of our paying subscribers were billed through their local telephone company. We collect the remainder of our revenues through our subscribers’ credit cards and checks. If the telephone companies terminated those billing arrangements, or if the cost of those arrangements increased significantly, we may be unable to continue to collect a significant portion of our revenues in this manner, and instead would have to collect those revenues through use of subscribers’ credit cards, by having subscribers mail checks to us, or by other means. Because many subscribers prefer to pay for our services through their telephone bills, any need to rely upon alternative means to collect a significant portion of our revenues may lead to a loss of a substantial portion of the subscribers who currently pay for our services as part of their monthly bill from their telephone company, a decline in the rate at which we increase the number of our paying subscribers, or significant delinquencies in payments by our subscribers. If we are not able to successfully manage and maintain these billing relationships, our bad debt reserves may increase and we may lose subscribers that prefer paying for our services on their local telephone bill, either of which could have a material adverse effect on our business.

If we are unable to maintain access to national IP-protocol based networks, then our business and results of operations may be adversely affected.

Historically, calls to our subscribers were routed on long-distance circuits through the public switched telephone network to our software switching facilities in Nevada. That structure requires that we often pay for long-distance telephone service. We expect to link calls to our subscribers to and from our centralized platform increasingly through the Internet or third-party managed IP networks, which would allow us to reduce our cost of sales by using more of the less expensive Internet and local telephone network minutes and fewer of the more expensive long-distance telephone network minutes. We recently entered into a contract with a provider of these Internet and managed IP network services. If we are unable to establish and effectively manage such relationships on a cost-effective basis, or if the costs associated with Internet and local telephone network minutes increase, then our ability to manage our costs may be adversely affected and our results of operations may suffer.

We are installing a new accounting software system, and we may encounter technical or operational difficulties during the transition that could disrupt our operations.

We currently are installing a new financial accounting system, and we may encounter technical and operating difficulties during the installation of and transition to that new system. The software that we have purchased may not operate as we intend it to operate. In addition, we may experience problems in implementing the new system as our financial employees learn the new system, transfer data from our existing system to the new system and operate with the new system. We cannot assure you that the transition will be completed either promptly or at all. Any difficulties that we encounter in implementing the new system may disrupt our ability to deal effectively with our employees, subscribers, vendors and other companies with which we have commercial relationships and also may prevent us from effectively closing a quarterly period and reporting our financial results in a timely manner. Any such disruptions may adversely affect our business, prospects, financial condition and results of operations.

Our success depends in large part upon our retention of our executive officers and our ability to hire and retain additional key personnel.

Our future performance depends in large part upon the continued services of our executive officers and other key technical, operations and management personnel, in particular David F. Hofstatter, our chief executive officer. Our future success also depends on our continuing ability to attract and retain highly qualified technical, operations and managerial personnel. Competition for such personnel is intense, and we cannot assure you that we can retain our key employees or that we can attract or retain other highly qualified technical, operations and management personnel in the future. The loss of the services of one or more of our executive officers or other key employees or our inability to attract and retain additional qualified personnel could have a material adverse effect on our business.

We may be unable to manage growth effectively.

If we are successful in implementing our business plan, our operations should expand over time. This expansion will require substantial financial, operational and management resources and could place a significant strain on such resources. As the number of our subscribers and the volume of their calls increase, we will need to be able to continue to expand and adapt our network systems. Our ability to manage future growth, if it occurs, will depend upon our ability to scale the capacity, reliability and security of our network systems. If we are not able to effectively manage our growth, our business and results of operations may be harmed.

We may need to raise additional capital to support the growth of our operations, but we cannot assure you that such additional funds will be available.

Our future capital needs are difficult to predict. We may require additional capital in order to take advantage of opportunities, including strategic alliances and potential acquisitions, or to respond to changing business conditions and unanticipated competitive pressures. Additionally, funds generated from our operations may be less than anticipated. Should we need to raise additional funds either by borrowing money or issuing additional equity, we cannot assure you that we will be able to raise such funds on favorable terms, if at all. If we are unable to obtain additional funds, then we may be unable to take advantage of new opportunities or take other actions that otherwise might be important to our business or prospects.

We may acquire other businesses or license technologies, and if we do, they could prove difficult to integrate, disrupt our business, dilute stockholder value and adversely affect our operating results.

We may attempt to acquire other businesses or license technologies in the future. We may not be able to identify, negotiate, integrate or finance any such future acquisition or license successfully. We have not acquired any companies to date and therefore have no experience with integrating other business operations or technologies with ours. If we engage in any such strategic transaction, then we may encounter unforeseen operating challenges and expenses that may require a significant amount of management time that otherwise would be devoted to running our operations. If we undertake acquisitions or other strategic transactions, then we may issue shares of stock that dilute the interests of existing stockholders; and we may incur debt, assume contingent liabilities, or create additional expenses related to amortizing intangible assets, any one or more of which may have a material adverse effect upon our business and results of operations.

We may expand internationally in the future, which would subject us to unpredictable regulatory, economic and political situations.

We may expand internationally, and we cannot assure you that we will be able to successfully manage such expansion. In addition to the uncertainty regarding our ability to generate revenue from foreign operations and establish our international presence, there are certain risks inherent in doing business internationally that may affect our operating margins, including:

•	changing regulatory requirements, which vary widely from country to country;

•	action by foreign governments or foreign telecommunications companies to limit access to our services;

•	increased bad debt and risk of fraudulent accounts;

•	cultural, behavioral and socioeconomic differences;

•	telecommunication costs that may not be comparable to the costs we currently pay;

•	legal uncertainty regarding liability, tariffs and other trade barriers;

•	economic and political instability; and

•	potentially adverse tax consequences.

In countries where we may offer our services, we may not fully understand the laws that relate to our services. We cannot be certain that our subscribers, resellers or other affiliates will be in compliance with regulatory or other legal requirements in their respective countries or that they or we will be able to comply with existing or future requirements. Our failure, or the failure of those with whom we transact business, to understand and comply with those requirements could adversely affect our business.

Risks Related To Our Industry

We may not be able to respond to the rapid technological change of the communications and information services industries and, as a result, our business may be adversely affected.

The communications and information services industries are undergoing rapid and significant technological change. We cannot predict the effect of technological changes on our business. We expect that new services and technologies will emerge in the markets in which we compete. Those new services and technologies may be superior to the services and technologies that we provide or those new services may render our services and technologies obsolete. In addition, those services and technologies may not be compatible with ours. If we are not able to effectively respond to technological changes, the services we provide may no longer be attractive to our current and potential subscribers and our business, prospects, financial condition and results of operations may be adversely affected.

We may be required to incur significant costs to modify our systems in order to meet the requirements of the Communications Assistance to Law Enforcement Act.

The Communications Assistance to Law Enforcement Act, or CALEA, requires telecommunications carriers to have the capability to perform wiretaps and to record other call identifying information. There is substantial uncertainty within the industry as to how to implement these requirements with respect to packet-switched networks, such as that operated by Liberty Telecom. As Liberty Telecom expands its service offerings, further modifications to its local switching equipment may be necessary to comply with applicable laws and regulations. On March 12, 2004, the FCC issued a public notice seeking public comment with respect to a Petition for Rulemaking (Docket RM-10865) filed by the Department of Justice, Federal Bureau of Investigation and U.S. Drug Enforcement Agency, seeking to resolve various outstanding issues associated with the implementation of CALEA. That proceeding could result in additional regulatory burdens for us and for Liberty Telecom. Complying with CALEA and rules implementing CALEA may require us to incur substantial costs, which could negatively impact our results of operations.

Our services may become subject to burdensome regulations that could increase our costs or restrict our service offerings.

We provide our services through data transmissions over public telephone lines and other facilities provided by telecommunications companies. The underlying transmissions are typically subject to regulation by the FCC, state public utility commissions and, in the future, could become subject to regulation by foreign governmental authorities. These regulations affect the prices that we pay for transmission services, the competition we face from communications service providers that may offer services similar to ours and other aspects of our market. As a software-based provider of enhanced services, we believe we are not currently subject to direct regulation by the FCC or generally by state public utility commissions, although our wholly-owned subsidiary, Liberty Telecom, is a telecommunications carrier subject to state and federal regulation as a Competitive Local Exchange Carrier. As communications services increasingly are delivered over the Internet and as we expand the services that we offer, our business may become increasingly regulated. Liberty Telecom is required to have a certificate of public convenience and necessity in order to operate in the state of Nevada as a Competitive Local Exchange Carrier. If Liberty Telecom were to lose its certificate, we may not be able to obtain access to telecommunications services at rates or on other terms and conditions that are as favorable as those that we currently have. As we introduce new offerings, it is possible that some of them may fall within existing telecommunications regulations, increasing our costs. Changes in the federal and state regulatory rules, or developments in the interpretation of existing regulations, could decrease our revenue, increase our costs, or restrict our service offerings, any of which would materially harm our business.

Future legislation or regulation of the Internet or Internet telephony could restrict our business, prevent us from offering our services or increase our cost of doing business.

At present there are few laws, regulations or rulings that specifically address access to or commerce on the Internet, including Internet protocol-based telephony and other IP-enabled services. We are unable to predict the impact, if any, that future legislation, legal decisions or regulations concerning the Internet may have on our business and results of operations. Regulations may involve, among other things, assessing access or settlement charges, imposing taxes related to Internet communications, imposing tariffs or regulations based on encryption concerns or the characteristics and quality of products and services. The increasing growth of the IP-enabled services market and popularity of Internet telephony products and services, for example, may heighten the risk that governments or other legislative bodies will seek to regulate these industries. Many legislative and regulatory actions are underway or are being contemplated by federal and state authorities, including the FCC and other state regulatory agencies. For example:

•	On November 1, 2003, a federal law expired that had barred certain multiple or discriminatory state and local taxes on electronic commerce and certain taxes on Internet access. Legislation is currently pending in the United States Congress retroactively to extend and make permanent that ban, with modifications. It is not clear whether such legislation will be enacted. If such legislation is not enacted, our products and services could be subject to additional state and local taxes.

•	On March 10, 2004, the Federal Communication Commission released a notice of proposed rulemaking (Docket 04-36) and sought public comment regarding the regulatory classification, rights and obligations of certain communications services offered by means of the Internet-based networks.

•	On March 12, 2004, the FCC sought public comment with respect to a Petition for Rulemaking (Docket RM-10865) filed by the Department of Justice, Federal Bureau of Investigation and U.S. Drug Enforcement Agency seeking to resolve, on an expedited basis, various outstanding issues associated with the implementation of CALEA.

•	On April 21, 2004, the FCC released a narrow declaratory ruling finding that certain Internet protocol telephony services are telecommunications services upon which interstate access charges may be assessed. Prior to this decision, the FCC had never ruled that a service relying on Internet-protocol technology was a telecommunications service. The ruling illustrates that certain Internet-protocol based services may become subject to costs and regulations that, previously, were not thought to be applicable.

Regulatory proceedings, legislative efforts and adjudications such as these may lead to the imposition of additional regulatory obligations on us in the provision of our services, including but not limited to certification requirements, interstate or intrastate access charges, regulatory fees, payments to universal service support funds, requirements to provide free access to certain users, consumer protection requirements and certain minimum service levels. The effects of federal or state regulatory actions may increase our costs, negatively impact how we conduct our business and have a material adverse effect on our financial condition and results of operations.

Risks Related To This Offering And Our Common Stock

Our executive officers, directors and 5% stockholders own a significant percentage of our stock and will be able to exercise significant influence over stockholder votes.

Our executive officers, directors and 5% stockholders together beneficially own approximately 82.7% of our common stock immediately prior to the closing of this offering, including shares subject to options and warrants that confer beneficial ownership of the underlying shares and will own approximately             % of our common stock after the sale of the shares in this offering, assuming no exercise of the underwriters’ over-allotment option. Accordingly, these stockholders will continue to have significant influence over our affairs. This concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could cause the market price of our common stock to decline or prevent our stockholders from realizing a premium over the market price for their shares of our common stock.

Existing stockholders will hold a significant number of shares that will be eligible for future sale.

Sales of substantial amounts of shares of our common stock in the public market, or the prospect of such sales, could adversely affect the market price of our common stock. Upon completion of this offering, we will have outstanding              shares of common stock. Of the shares outstanding prior to this offering, all shares of common stock held by current stockholders are subject to lock-up agreements under which the holders of such shares have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this prospectus without the prior written consent of Deutsche Bank Securities Inc. and us. After the 180-day period, 16,560,591 shares held by current stockholders will be eligible for sale under Rule 144, Rule 144(k) or Rule 701. The remaining 8,278,892 shares held by existing stockholders will become eligible for sale from time to time in the future under Rule 144, Rule 144(k) or Rule 701. Certain existing stockholders holding approximately 14,391,641 shares of common stock are also entitled to certain registration rights with respect to their shares of common stock. See the sections titled “Shares Eligible for Future Sale” and “Description of Capital Stock—Registration Rights” for additional information.

There may be a limited market for our common stock, and you may not be able to resell your shares at or above the initial public offering price.

There has not been a public market for our common stock. We cannot assure you that an active trading market for our common stock will develop following this offering. You may not be able to sell your shares quickly or at the market price if trading in our stock is not active. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. See the section titled “Underwriting” for more information regarding our arrangement with the underwriters and the factors considered in setting the initial public offering price.

The price of our common stock may fluctuate significantly, which could lead to losses for stockholders.

The trading prices of securities of technology companies have been highly volatile. Accordingly, the trading price of our common stock is likely to be subject to wide fluctuations. Further, our common stock has no prior trading history. Factors, some of which are beyond our control, that could affect the trading price of our common stock may include:

•	variations in our results of operations;

•	announcements of technological innovations, new services or service enhancements, strategic alliances or significant agreements by us or by our competitors;

•	recruitment or departure of key personnel;

•	litigation, legislation, regulation or technological developments that adversely affect our business;

•	changes in the estimates of our results of operations, changes in recommendations and the research and reports that may be published by any securities analyst that elects to follow our company or industry; and

•	market conditions in our industry, the industries of our subscribers and the economy as a whole.

Provisions in Delaware law and our charter documents may make it difficult for a third party to acquire us and could depress the price of our common stock.

Provisions of Delaware law, our certificate of incorporation and our bylaws could make it more difficult for a third party to acquire control of us. For example:

•	we are subject to Section 203 of the Delaware General Corporation Law, which would make it difficult for another party to acquire us without the approval of our board of directors;

•	our certificate of incorporation authorizes our board of directors to issue preferred stock without requiring stockholder approval, and preferred stock could be issued as a defensive measure in response to a takeover proposal; and

•	our certificate of incorporation or bylaws:

•	creates a classified board of directors;

•	prohibits cumulative voting in the election of directors;

•	limits the persons who may call special meetings of our stockholders; and

•	imposes advance notice requirements for nominations for election to our board of directors and for proposing matters to be acted upon by our stockholders.

These and other provisions of Delaware law, our certificate of incorporation and our bylaws may make it more difficult for a third party to acquire us even if an acquisition might be in the best interests of our stockholders, and the price at which shares of our common stock are purchased and sold therefore may be depressed.

Our management may not effectively use the proceeds of this offering.

Our management has broad discretion over the use of proceeds from the sale of our stock in this offering. In addition, our management has not designated a specific use for a substantial portion of the proceeds of this offering. Accordingly, it is possible that our management may allocate the proceeds in ways that do not improve our business and results of operations.

If we are successful in completing our initial public offering, we will incur increased costs as a result of being a public company.

As a public company, we will incur significant additional legal, accounting and other expenses. The Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission and the Nasdaq National Market, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to further increase our legal and financial compliance costs and to make certain compliance and reporting activities more time-consuming. We also expect it to be more difficult and more expensive for us to obtain and maintain director and officer liability insurance, which may cause us to accept reduced policy limits and reduced coverage or to incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We cannot predict or estimate the amount of additional costs we may incur, but these additional costs and demands on management time and attention may have a material adverse effect on our business and results of operations.

Purchasers in this offering will incur immediate and substantial dilution in the book value of their investment.

Our initial public offering price will be substantially higher than the $0.34 in net tangible book value per share of our common stock as of December 31, 2003. Therefore, if you purchase our shares in this offering you will incur immediate and substantial net tangible book value dilution of $             per share from the price you paid, based on the initial public offering price of $             per share. Additional dilution will result if holders of stock options, whether currently outstanding or subsequently granted, exercise their options or if warrant holders exercise their warrants to purchase common stock. For a further description of the dilution that you could experience immediately after this offering, please see the section titled “Dilution.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” that include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources. These forward-looking statements include, without limitation, statements regarding: proposed new applications and services; development of additional strategic relationships; our market opportunity; our strategy; our expectations concerning litigation, regulatory developments or other matters; statements concerning projections, predictions, expectations, estimates or forecasts for our business, financial and operating results and future economic performance; statements of management’s goals and objectives; and other similar expressions concerning matters that are not historical facts. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, identify forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, that performance or those results will be achieved. Forward-looking statements are based on information available at the time they are made and management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause these differences include, but are not limited to:

•	our ability to maintain and expand our user base;

•	industry competition;

•	our ability to continue to execute our growth strategies;

•	litigation, legislation, regulation or technological developments affecting our business;

•	general economic conditions; and

•	other factors discussed in the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

Forward-looking statements speak only as of the date they are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the shares of common stock offered by us will be approximately $            , or approximately $             if the underwriters’ over-allotment option is exercised in full, based on an assumed initial public offering price of $             per share and after deducting this estimated underwriting discount and commissions and estimated offering expenses. The principal purposes of this offering are to increase our working capital, to create a public market for our common stock and to facilitate future access to the public capital markets.

We have not made specific plans with respect to the net proceeds of this offering and, therefore, cannot specify with certainty the particular uses for the net proceeds. Our management will have significant flexibility in applying the net proceeds. We will use the net proceeds of this offering for working capital and general corporate purposes, including increased sales and marketing, research and development and capital expenditures. We may also use a portion of the net proceeds to acquire or invest in complementary businesses or technologies, although we have no present commitments or agreements with respect to any material acquisition or investment. Pending the application of the net proceeds, we intend to invest those proceeds in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2003:

•	on an actual basis;

•	on a pro forma basis to give effect to the automatic conversion of all outstanding shares of convertible preferred stock into common stock upon the closing of this offering, as if it had occurred on December 31, 2003; and

•	on a pro forma as adjusted basis to give further effect to the application of the net proceeds from our sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

You should read this table together with the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of December 31, 2003
	Actual	Pro Forma	Pro forma as Adjusted
	(unaudited, in thousands, except share data)
Cash and cash equivalents	$8,418	$8,418	$

Stockholders’ equity:
Preferred Stock, $0 par value; 17,511,594 shares authorized, 14,230,941 shares issued and outstanding, actual; 10,000,000 authorized, 0 shares issued and outstanding, pro forma; 10,000,000 shares authorized, 0 shares issued and outstanding, pro forma as adjusted	28,761	—
Common stock, $0.0001 par value; 40,000,000 shares authorized, 9,816,951 shares issued and outstanding, actual; 100,000,000 authorized, 24,047,892 shares issued and outstanding, pro forma; 100,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	2,796	31,557
Deferred stock-based expense	(168)	(168)		(168)
Accumulated deficit	(23,232)	(23,232)		(23,232)

Total stockholders’ equity	$8,157	$8,157	$

In the table above, the number of shares outstanding on a pro forma and pro forma as adjusted basis as of December 31, 2003, does not include:

•	2,969,093 shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $1.01 per share;

•	1,863,300 shares issuable upon the exercise of outstanding warrants at a weighted-average exercise price of $1.31 per share, which do not expire upon the consummation of this offering;

•	2,800,000 shares reserved for issuance under our 2004 Stock Incentive Plan; and

•	200,000 shares reserved for issuance under our Employee Stock Purchase Plan.

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. As of December 31, 2003, our pro forma net tangible book value was approximately $8,157,000, or $0.34 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding after giving effect to the automatic conversion of all outstanding shares of convertible preferred stock into common stock.

Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by buyers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately following this offering.

After giving effect to the receipt of the net proceeds from our sale of shares of common stock in this offering at an assumed initial public offering price of $             per share and after deducting estimated underwriting discounts and commissions and the estimated offering expenses, our pro forma net tangible book value as of December 31, 2003, would have been approximately $             million, or $             per share of common stock. This represents an immediate increase in pro forma net tangible book value of $             per share to existing stockholders and an immediate dilution of $             per share to new investors purchasing shares at the initial public offering price. The following table illustrates the per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2003	0.34
Increase in pro forma net tangible book value per share attributable to new investors

Pro forma net tangible book value per share after this offering

Dilution per share to new investors		$

The following table summarizes, as of December 31, 2003, on the pro forma basis described above, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares of common stock in this offering, before deducting estimated underwriting discounts and commissions and estimated offering expenses (in thousands, except per share data):

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	24,048%		$28,924%		$1.20
New investors

Total		100%		$100%

If the underwriters’ over-allotment option is exercised in full, the following will occur:

•	the number of shares of common stock held by existing stockholders will decrease to approximately % of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares held by new investors will be increased to , or approximately %, of the total number of our shares of our common stock outstanding after this offering.

In the discussion and table above, the number of shares outstanding as of December 31, 2003, does not include:

•	2,969,093 shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $1.01 per share;

•	1,863,300 shares issuable upon the exercise of outstanding warrants at a weighted-average exercise price of $1.31 per share, which do not expire upon the consummation of this offering;

•	2,800,000 shares reserved for issuance under our 2004 Stock Incentive Plan; and

•	200,000 shares reserved for issuance under our Employee Stock Purchase Plan.

If any of these are exercised, there will be further dilution to new public investors.

SELECTED CONSOLIDATED FINANCIAL DATA

(in thousands, except per share data)

The following selected consolidated financial data should be read in conjunction with, and are qualified by reference to, our consolidated financial statements and related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The statement of operations data for the years ended June 30, 2001, 2002 and 2003 and the balance sheet data as of June 30, 2002 and 2003 are derived from, and are qualified by reference to, our consolidated financial statements, which are included elsewhere in this prospectus. The statement of operations data for the years ended June 30, 1999 and 2000 and the balance sheet data at June 30, 1999, 2000 and 2001 are derived from our consolidated financial statements, which are not included elsewhere in this prospectus. The interim statement of operations data for the six months ended December 31, 2002 and 2003 and the balance sheet data as of December 31, 2002 and 2003 are derived from our unaudited interim consolidated financial statements, which are included elsewhere in this prospectus.

	Fiscal Year Ended June 30,					Six Months Ended December 31,
	1999	2000	2001	2002	2003	2002	2003
Statements of Operations Data:
Revenues	$—	$487	$2,883	$16,383	$22,488	$10,440	$18,254

Cost of sales	—	1,565	5,222	6,568	8,467	3,607	5,658

Gross profit		(1,078)	(2,339)	9,815	14,021	6,833	12,596

Operating expenses:
Sales and marketing	397	5,004	6,215	4,180	3,959	2,247	2,746
Research and development	302	2,090	3,965	4,382	4,894	2,311	2,397
General and administrative	641	1,452	1,979	4,263	3,376	1,465	2,268
Impairment of long-lived assets	—	—	—	—	191	—	—

Total operating expenses	1,340	8,546	12,159	12,825	12,420	6,203	7,411

Operating income (loss)	(1,340)	(9,624)	(14,498)	(3,010)	1,601	810	5,185
Interest income (expenses), net	2	(17)	(1,555)	(39)	36	18	32

Net income before income taxes	(1,338)	(9,641)	(16,053)	(3,049)	1,637	828	5,217
Income tax provision	—	1	1	1	1	1	1

Net income (loss)	$(1,338)	$(9,642)	$(16,054)	$(3,050)	$1,636	$827	$5,216

Net income (loss) per share:
Basic	$(0.22)	$(1.07)	$(1.77)	$(0.33)	$0.18	$0.09	$0.56
Diluted	(0.22)	(1.07)	(1.77)	(0.33)	0.06	0.03	0.21
Pro forma (unaudited)					0.07		0.22
Shares used in net income (loss) per share:
Basic	5,983	9,009	9,060	9,167	9,270	9,257	9,295
Diluted	5,983	9,009	9,060	9,167	25,484	25,495	25,357
Pro forma (unaudited)					23,501		23,526

	As of June 30,					As of December 31,
	1999	2000	2001	2002	2003	2002	2003
Consolidated Balance Sheet Data:
Cash and cash equivalents	$32	$222	$198	$1,446	$2,380	$3,468	$8,418
Working capital (deficit)	(44)	(5,239)	(3,039)	(1,601)	685	(686)	6,304
Total assets	331	2,784	3,761	4,882	7,439	7,092	13,928
Convertible preferred stock	1,463	7,323	25,706	28,761	28,761	28,761	28,761
Accumulated deficit	(1,338)	(10,980)	(27,034)	(30,084)	(28,448)	(29,257)	(23,232)
Total stockholders’ equity (deficit)	255	(3,066)	(463)	977	2,725	1,879	8,157

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with our consolidated financial statements and related notes that appear elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties and reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the section titled “Risk Factors” beginning on page 5.

Overview

We provide affordable communications application services on a subscription basis to mainstream consumers and SOHOs. Our software-based services are delivered on our proprietary Enhanced Services Platform that allows subscribers to bridge calls across existing landline, mobile and Internet networks, without requiring them to purchase or install additional hardware. Our services extend the functionality of networks and devices our subscribers already use by offering easy-to-use, enhanced communications features such as real-time voicemail, call screening, and virtual phone and fax numbers. Because our services improve the utilization of existing communications networks, we believe that our application services complement the efforts of landline, mobile and Internet service providers to reduce their subscriber churn. This has allowed us to establish cooperative relationships with network service providers.

We first marketed our services in February 1999. We initially offered our services for free, partially supported by advertising revenues. In April 2001, we transitioned our business model from an advertising-based model to a paid subscription-services model. As of March 31, 2004, we delivered our services to more than 780,000 paying subscribers, and have been profitable since the quarter ended March 31, 2002. However, because our near-term focus is to grow our subscriber base and market share, we expect to increase our customer acquisition expenses significantly and, as a result, may sacrifice operating margins and profitability in order to develop our long-term growth prospects.

We currently derive substantially all of our revenues from subscription fees at rates generally ranging from $1.50 per month for CallWave Alert to $7.95 per month for CallWave Connect, our most feature-rich level of service. We also provide an enhanced version of CallWave Connect at $9.95 per month to a limited number of subscribers. For the quarter ended March 31, 2004, our average subscription fee per subscriber was approximately $4.50. Currently, we offer new subscribers a 30-day free trial of our CallWave Connect service, with charges starting for the service level selected by the subscriber after that 30-day period. We market our software and services directly to consumers through our website and online advertising, and indirectly through our channel relationships with EarthLink and several smaller service providers.

Our revenues increased in recent quarters. We became profitable for the first time in the quarter ended March 31, 2002, and have remained profitable in each quarter since. However, we have a limited history of revenue growth and profitability, and we cannot be certain that our revenues will continue to grow or that we will maintain profitability in the future. We cannot accurately predict our future growth rate, if any, or the ultimate size of our market. Our ability to increase revenues and maintain profitability depends on a number of factors outside of our control, including the extent to which:

•	our services are able to gain market acceptance, particularly as broadband Internet access increases penetration in the mainstream market;

•	we are able to acquire and retain subscribers on a cost-effective basis;

•	we are able to establish strategic relationships with network service providers;

•	we are able to obtain the required communications network services on reasonable terms;

•	we are able to successfully identify, develop and market enhanced applications for the mainstream market;

•	network service providers develop or bundle competing services; and

•	we become subject to increased regulatory burdens.

We have historically been able to carry forward our net operating losses to offset our earnings and have had no significant tax liability to date. However, we anticipate that if we do maintain our profitability, our earnings will likely be fully taxed in the future.

Fiscal Year

Our fiscal year ends on June 30. References to fiscal 2003, for example, refer to the fiscal year ended June 30, 2003.

Sources of Revenue

We earn revenues primarily from subscription services, and to a much lesser extent, fees earned from local exchange carrier call termination access charges. We also historically earned limited revenues from advertisements placed by third parties within our service. Subscription revenues accounted for 99% of total revenues in the six-month period ended December 31, 2003, 94% of our total revenues in fiscal 2003, 86% of our total revenues in fiscal 2002 and 2% of our total revenues in fiscal 2001. Subscription revenues are driven primarily by the number of paying subscribers for our service and the average subscription price, which in turn is driven by the composition and pricing of our service levels. We define paying subscribers as those subscribers who have made a payment to us within the past 45 days for subscribers who pay by credit card or through their local telephone company or within the past 60 days for subscribers who pay us by check, or who have a balance due of less than the payment increment on their selected subscription plan. We also include subscribers acquired through our relationship with EarthLink as paying subscribers if they have completed their 30-day free trial period and their service has not been cancelled. None of our customers accounted for more than 10% of our revenues in any fiscal year.

We have not had any advertising revenues since June 2003 and, while we do not expect to have any advertising revenues in the near term, we may decide to seek advertising revenues in the future. We expect that our nominal revenues from access termination charges will be flat to declining in the near term.

Cost of Sales and Operating Expenses

Cost of sales.    Cost of sales consists primarily of billing and collection costs, long-distance telephone service expenses incurred to deliver our services, and systems and communications infrastructure costs. Sales expenses related to advertising revenues were also included in cost of sales in those historical periods when we had such expenses, which consisted primarily of sales commissions and related expenses. The two most significant components of our cost of sales are our billing costs and network service provider costs.

Our primary method of billing our customers, which we implemented in November 2002, allows our customers to be billed for our services through their local telephone company. Alternatively, our subscribers may elect to be billed by us directly, in which case they can pay us either by check or through a credit card. Billing customers through their local telephone company is more expensive than the “900” toll number billing system we relied on previously due to increased per-transaction charges from local telephone companies and fees charged by a third party that manages the billing relationships for us. However, we believe the increased expense is offset by our improved ability to retain subscribers and collect revenues. As of March 31, 2004, approximately 80% of our paying subscribers were billed through their local telephone company. We expect our billing costs per subscriber to remain relatively stable.

We recently entered into a contractual relationship with a network service provider that we expect would permit us to increasingly route our subscribers’ calls over the Internet instead of over long-distance carrier lines. We believe that routing more of our subscribers’ calls over the Internet could allow us to decrease our communications costs per subscriber. However, we cannot assure you that we will be able to successfully route traffic over the Internet in order to achieve the anticipated cost benefits. If we are unable to do so, our costs of sales may increase at a rate greater than anticipated, which could adversely affect our operating margins and profitability.

Sales and marketing.    Sales and marketing expenses consist primarily of payroll and related expenses for marketing personnel and consultants, promotional fees and media costs related to customer acquisition. We expect our sales and marketing costs to increase as we will need to identify and market to potential subscribers who are willing to begin paying for our services following a free trial. We intend to continue marketing our services to potential subscribers through Internet-based advertising and referrals by our affiliates. These channels will likely be more expensive and we expect it will be more difficult to measure the exact costs of acquiring customers through those channels. In the future, we expect sales and marketing expenses to increase as a percentage of revenue. We may also use non-Internet channels to acquire customers in the future.

Research and development.    Research and development expenses consist principally of payroll and related expenses for research and development personnel and consultants. Research and development costs are expensed as incurred. We expect research and development costs to increase due to additional staffing requirements as we continue to maintain existing offerings and develop new products and services.

General and administrative.    General and administrative expenses consist primarily of payroll and related expenses for administrative personnel and consultants, legal and accounting fees, bad debt expense, compliance, insurance, rent and other administrative costs. We expect general and administrative expenses to increase due to increased bad debt expense as our subscriber base grows and an increase in legal, accounting, staffing and insurance costs associated with being a public company and increased lease expenses.

Stock-based Compensation

We have granted to our employees options to purchase our common stock at exercise prices equal to the fair market value of the underlying stock, as determined by our board of directors, on the date of the option grant. In limited cases, we also have granted options to purchase our common stock at less than the fair market value of the underlying common stock. For financial accounting purposes we apply hindsight to arrive at deemed values for the shares underlying our options. We record deferred stock-based compensation based upon the fair value of the awards granted, using a Black-Scholes option pricing model, which includes the fair value of the underlying shares on the date of grant and the exercise price. We recognize compensation expense as we amortize the deferred stock-based compensation amounts over the related vesting periods. In addition, we have awarded to non-employees options and warrants to purchase our common stock. Stock-based compensation related to non-employees is calculated on a fair-value basis using the Black-Scholes option pricing model as the options and warrants vest or are earned. See the section titled “Critical Accounting Policies and Use of Estimates – Accounting for Stock-Based Awards” below.

We currently expect to record stock-based compensation expenses, assuming no forfeiture of awards, of $547,000 in fiscal 2004, $106,000 in fiscal 2005 and $73,000 in fiscal 2006. These amounts do not include stock-based compensation-related to options or warrants that we may grant or issue subsequent to April 30, 2004.

Critical Accounting Policies and the Use of Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates.

Our significant accounting policies are described in Note 1 of the notes to our consolidated financial statements, and of those policies, we believe that the following accounting policies involve the greatest degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

Revenue recognition. We earn revenues from paid subscriber services, and to a lesser extent fees earned from local exchange carrier call termination access charges. We historically also earned revenues from advertising.

Our subscription revenues consist of monthly recurring subscription fees, which are paid in advance in one of three ways: a charge placed on the customer’s telephone bill, credit card or paper invoice. In accordance with accounting principles generally accepted in the United States and with the Securities and Exchange Commission Staff Accounting Bulletin 104, Revenue Recognition, which clarifies certain existing accounting principles for the timing of revenue recognition and classification of revenues in the financial statements, we recognize revenue when there is persuasive evidence of an arrangement, our software has been successfully downloaded, the fees are fixed and determinable and collection is reasonably assured. We defer the portion of subscription fees collected in advance and recognize that portion over the subscription period, beginning at the time the fee becomes due and collection is reasonably assured.

We determine when collection is reasonably assured for our subscription services based on payment type. For subscribers billed through their local telephone company, collection is deemed to be reasonably assured when we receive confirmation from the third party that manages our billing relationship with the telephone companies that the charge has been successfully sent to the telephone company. For subscribers billed through their credit card, collection is deemed to be reasonably assured when we receive confirmation from the transaction-processing vendor that a sales transaction has been successfully processed. For subscribers who pay for their services by remitting payment by check to us, collection is deemed to be reasonably assured when we receive the check. In addition, with one of our channel relationships, we record the net amount received as revenue in accordance with Emerging Issues Task Force 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent.

Local exchange carrier call termination access revenues consist of access charges paid by long-distance carriers to our wholly-owned subsidiary, Liberty Telecom, when it terminates a call from that long-distance carrier. Termination access revenue is recognized as call termination services are provided, since collectibility is reasonably assured at that time.

Advertising revenues are recognized as advertising is displayed based upon the contractual terms with our advertisers.

Allowances for Doubtful Accounts

We record an allowance for doubtful accounts based on our historical experience with bad debts. Judgment is required when we assess the realization of receivables, including assessing the probability of collection. Our allowance for doubtful accounts totaled $381,000 as of December 31, 2003, $272,000 as of June 30, 2003 and $42,000 as of June 30, 2002. Our allowance for doubtful accounts is primarily driven by our aggregate billings through the local telephone companies. The increase in our allowance for doubtful accounts from June 30, 2002 to June 30, 2003 was principally as a result of the commencement of our billing arrangements with local telephone companies.

Billing and Collection Costs

Our management team’s judgment is required to assess the amounts of our billing and collection costs. Because the local telephone companies do not report their fees to us for a given period until after we have closed that period of our financial statements, we must make estimates as to what our billing and collection costs are for such period. Such estimates are based upon known transaction volumes for the current period and also upon historical pricing information from these vendors for prior periods. Our billing and collection costs were $3,309,000 for the six months ended December 31, 2003, $3,215,000 in fiscal 2003, $1,460,000 in fiscal 2002 and $0 in fiscal 2001.

Accounting for Internally-Developed Software

Costs of software developed to be sold or licensed to the external market are accounted for under Statement of Financial Accounting Standards 86, or SFAS 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. Under SFAS 86, we expense the costs of research, including predevelopment efforts prior to establishing technological feasibility and costs incurred for training and maintenance. Software development costs are capitalized when technological feasibility has been established and anticipated future revenues assure recovery of the capitalized amounts. Because of the relatively short time period between technological feasibility and product release, and the insignificant amount of cost incurred during such period, no amount of software development costs has been capitalized to date. If in the future, we determine that technological feasibility has been established and anticipated future revenues assure recovery of expenses related to internally-developed software, we may capitalize such costs, which will reduce our research and development costs in the period in which we capitalize such costs and increase our expenses when such capitalized costs are amortized. If we do capitalize these costs, we will amortize such capitalized costs over the estimated useful life of the asset.

Accounting for Stock-Based Awards

The Financial Accounting Standards Board issued SFAS 123, Accounting for Stock-Based Compensation. SFAS 123 requires that an entity account for employee stock compensation under a fair-value-based method. However, SFAS 123 also allows an entity to continue to measure compensation cost for employee stock-based compensation arrangements using the intrinsic-value-based method of accounting prescribed by APB Opinion 25, Accounting for Stock Issued to Employees. We have elected to account for employee stock-based compensation under SFAS 123 and, accordingly, all compensation expense related to the fair value of options issued to employees has been reflected in the accompanying statements of operations.

We have granted nonqualified stock options and warrants to non-employees. For these options and warrants, we recognize the stock-based expense as the options and warrants vest based on an estimate of their fair value as of the date of grant using the Black-Scholes option pricing model.

In estimating the value of employee stock options, we have used the minimum-value option pricing model, assuming no expected dividends, an expected life of four years and 0% volatility. In estimating the value of non-employee stock options and warrants, we use the Black-Scholes option pricing model. As a public company, we will use a volatility factor greater than 0%, which will cause our compensation expense to increase on a per share basis.

Accounting for Income Taxes

We account for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of the assets and liabilities. In accordance with the provisions of SFAS 109, Accounting for Income Taxes, we record a valuation allowance to reduce deferred tax assets to the amount expected to more likely than not be realized in our future tax returns. As of the end of fiscal 2003, we had a valuation allowance that reduced our deferred tax asset to zero. Should we determine in the future that we will more likely than not be able to realize all or part of our net deferred tax assets, we will adjust the valuation allowance so that we will have a deferred tax asset for the amount we determine to be more likely than not to be realized in our future tax returns.

Results of Operations

The following tables set forth our statement of operations data, operations data as a percent of revenues and supplemental revenue data for each of the periods indicated, as well as paying subscriber data as of each of the dates indicated.

	Fiscal Year Ended June 30,			Six Months Ended December 31,
	2001	2002	2003	2002	2003
	(in thousands)			(unaudited, in thousands)
Statement of Operations Data:
Revenues	$2,883	$16,383	$22,488	$10,440	$18,254
Cost of sales	5,222	6,568	8,467	3,607	5,658

Gross profit	(2,339)	9,815	14,021	6,833	12,596

Operating expenses:
Sales and marketing	6,215	4,180	3,959	2,247	2,746
Research and development	3,965	4,382	4,894	2,311	2,397
General and administrative	1,979	4,263	3,376	1,465	2,268
Impairment of long-lived assets	—	—	191	—	—

Total operating expenses	12,159	12,825	12,420	6,023	7,411

Operating income (loss)	(14,498)	(3,010)	1,601	810	5,185
Interest income (expense), net	(1,555)	(39)	36	18	32

Income (loss) before income taxes	(16,053)	(3,049)	1,637	828	5,217
Income tax provision	1	1	1	1	1

Net income (loss)	($16,054)	($3,050)	$1,636	$827	$5,216

	Fiscal Year Ended June 30,			Six Months Ended December 31,
	2001	2002	2003	2002	2003
				(unaudited)
Percent of Revenues:
Revenues	100%	100%	100%	100%	100%
Cost of sales	181	40	38	35	31

Gross profit	(81)	60	62	65	69

Operating expenses:
Sales and marketing	216	26	18	22	15
Research and development	138	27	22	22	13
General and administrative	69	26	15	14	12
Impairment of long-lived assets	—	—	1	—	—

Total operating expenses	422	78	55	58	41

Operating income (loss)	(503)	(18)	7	8	28
Interest income (expense), net	(54)	0	0	0	0

Income (loss) before income taxes	(557)	(19)	7	8	29
Income tax provision	0	0	0	0	0

Net income (loss)	(557%)	(19%)	7%	8%	29%

	Fiscal Year Ended June 30,			Six Months Ended December 31,
	2001	2002	2003	2002	2003
	(in thousands)			(unaudited, in thousands)
Supplemental Revenue Data:
Subscription	$55	$14,137	$21,190	$9,666	$18,093
Advertising	2,698	2,024	965	620	—
Termination access fees	130	222	333	154	161

Revenues	$2,883	$16,383	$22,488	$10,440	$18,254

	As of June 30,		As of December 31,
	2002	2003	2002	2003
	(unaudited, in thousands)
Subscriber Data:
Paying subscribers	389	673	440	740

Six Months Ended December 31, 2003 and December 31, 2002

Revenues.    Revenues were $18,254,000 in the six months ended December 31, 2003, compared to $10,440,000 in the six months ended December 31, 2002, an increase of $7,814,000, or 75%. Subscription revenues were $18,093,000 in the six months ended December 31, 2003, representing 99% of revenues, compared to $9,666,000 in the six months ended December 31, 2002, representing 93% of revenues, an increase of $8,427,000, or 87%. The increase in our revenues in the six months ended December 31, 2003 was attributable primarily to an increase in the number of paying subscribers from approximately 440,000 at December 31, 2002 to approximately 740,000 at December 31, 2003 and, to a lesser extent, because the increases to our paying subscriber base during the six months ended December 31, 2002 were all in the three months ended December 31, 2002, partially offset by the elimination of advertising revenues as we phased this revenue stream out of our business model.

Cost of sales.    Cost of sales was $5,658,000 in the six months ended December 31, 2003, compared to $3,607,000 in the six months ended December 31, 2002, an increase of $2,051,000, or 57%. The increase in our cost of sales in the six months ended December 31, 2003 was primarily attributable to the increase in our paying subscriber base, as well as our transition to billing our customers through their local telephone bills. The increase in our customer billing costs was partially offset by a decrease in our communications costs due to a reduction in the number of free subscribers using our services and the related communications charges. As a result, our gross margins increased from 65% for the six months ended December 31, 2002, to 69% for the six months ended December 31, 2003.

Sales and marketing.    Sales and marketing expenses were $2,746,000, or 15% of revenues, in the six months ended December 31, 2003, compared to $2,247,000, or 22% of revenues, in the six months ended December 31, 2002, an increase of $499,000, or 22%. The increase in sales and marketing expenses was primarily due to a $777,000 increase in spending on media channels for the six months ended December 31, 2003, partially offset by a reduction in staffing costs, consultants’ fees and promotional fees. The decrease as a percentage of revenues was primarily attributable to increased efficiencies in our subscriber acquisition process.

Research and development.    Research and development expenses were $2,397,000, or 13% of revenues, in the six months ended December 31, 2003, compared to $2,311,000, or 22% of revenues, in the six months ended December 31, 2002, an increase of $86,000, or 4%. The increase in research and development expenses was due to increased staffing costs. Although research and development expenses increased on an absolute basis, these expenses decreased as a percentage of revenues due to an increase in the number of paying subscribers.

General and administrative.    General and administrative expenses were $2,268,000 in the six months ended December 31, 2003, compared to $1,465,000 in the six months ended December 31, 2002, an increase of $803,000, or 55%. The increase in general and administrative expenses was due primarily to an increase in bad debt expense proportionate to our increased revenues and an increase in legal, accounting, staffing and insurance costs.

Income tax provision.    Our income tax provision was $1,000 in the six months ended December 31, 2003 and the six months ended December 31, 2002. The difference between the statutory tax rate and our effective tax rate is due to the utilization of operating loss carry forwards and tax credits. As of December 31, 2003, our net deferred tax asset balance was $14,152,000, which is unchanged from the end of fiscal 2003, and was fully offset by a valuation allowance of $14,152,000 due to the uncertainty surrounding the timing of realizing the benefits of our favorable tax attributes in future tax returns.

Fiscal Years Ended June 30, 2003 and June 30, 2002

Revenues.    Revenues were $22,488,000 in fiscal 2003, compared to $16,383,000 in fiscal 2002, an increase of $6,105,000, or 37%. Subscription revenues were $21,190,000 in fiscal 2003, representing 94% of revenues, compared to $14,137,000 in fiscal 2002, representing 86% of revenues, an increase of $7,053,000, or 50%. The increase in our revenues in fiscal 2003 was primarily attributable to an increase in our paying subscriber base from approximately 389,000 as of June 30, 2002 to approximately 673,000 as of June 30, 2003, a majority of whom were added in the quarter ended June 30, 2003. The increase in our paying subscribers in fiscal 2003 was largely driven by our campaign to convert free subscribers to paying subscribers and, to a lesser extent, our transition to local telephone billing, which allowed us to increase the percentage of our subscribers from whom we were able to collect subscription revenues.

Cost of sales.    Cost of sales was $8,467,000 in fiscal 2003, compared to $6,568,000 in fiscal 2002, an increase of $1,899,000, or 29%. The increase in our cost of sales in fiscal 2003, was primarily attributable to an increase in our paying subscriber base and, to a lesser extent, from our beginning to collect the majority of our revenues from those subscribers through their local telephone bills. Our communications services costs per user remained relatively constant from fiscal 2002 to fiscal 2003. Our gross margins increased from 60% in fiscal 2002 to 62% in fiscal 2003.

Sales and marketing.    Sales and marketing expenses were $3,959,000, or 18% of revenues, in fiscal 2003, compared to $4,180,000, or 26% of revenues, in fiscal 2002, a decrease of $221,000, or 5%. The decrease in sales and marketing expenses was primarily due to the termination of a distribution relationship in late fiscal 2002, which had accounted for more than $1,600,000 of our fiscal 2002 sales and marketing expenses. In fiscal 2003, these savings were offset in part by increased spending on direct media buys. The decrease as a percentage of revenues was primarily attributable to increased efficiencies in our customer acquisition process.

Research and development.    Research and development expenses were $4,894,000, or 22% of revenues, in fiscal 2003, compared to $4,382,000, or 27% of revenues, in fiscal 2002, an increase of $512,000, or 12%. The increase in research and development expenses was due to increased staffing costs. Although research and development expenses increased on an absolute basis, these expenses decreased as a percentage of revenues due to an increase in the number of paying subscribers.

General and administrative.    General and administrative expenses were $3,376,000, or 15% of revenues, in fiscal 2003, compared to $4,263,000, or 26% of revenues, in fiscal 2002, a decrease of $887,000, or 21%. The decrease in general and administrative expenses was due to certain compensation-related charges against earnings in fiscal 2002. In fiscal 2002, our board of directors elected to extend the expiration date of certain warrants, and we recognized a corresponding non-cash charge of $1,228,000 against earnings in accordance with applicable accounting guidance. We had no corresponding charge in fiscal 2003. This decrease was partially offset by an increase in bad debt expense as our revenues increased and an increase in legal, accounting and staffing costs and insurance.

Impairment of long-lived assets.    Impairment of long-lived assets was $191,000 in fiscal 2003, compared to $0 in fiscal 2002. The impairment of long-lived assets in fiscal 2003 represented the writing down to net realizable value of certain fixed assets that were not being utilized and had no realizable value.

Income tax provision.    Our income tax provision was $1,000 in fiscal 2003, and $1,000 in fiscal 2002. The difference between the statutory tax rate and our effective tax rate is due to the utilization of operating loss carry forwards and tax credits. Our net deferred tax asset balance was $14,152,000 at June 30, 2003, and was fully offset by a valuation allowance of $14,152,000 due to the uncertainty surrounding the timing of realizing the benefits of our favorable tax attributes in future tax returns.

Fiscal Years Ended June 30, 2002 and June 30, 2001

Revenues.    Revenues were $16,383,000 in fiscal 2002, compared to $2,883,000 in fiscal 2001, an increase of $13,500,000, or 468%. Subscription revenues were $14,137,000 in fiscal 2002, compared to $55,000 in fiscal 2001, an increase of $14,082,000. Advertising revenues were $2,024,000 in fiscal 2002, compared to $2,698,000 in fiscal 2001, a decrease of $674,000, or 25%. Fees earned from local exchange carrier call termination access fees were $222,000 in fiscal 2002, compared to $130,000 in fiscal 2001, an increase of $92,000, or 71%. In late fiscal 2001, we transitioned our business model from an advertising-based model to a paid subscription services model. The decrease in advertising revenues in this period was primarily attributable to our transitioning business model and an overall decline in advertising rates. The increase in our subscription revenues was primarily attributable to an increase in our paying subscriber base following the introduction of our new business model.

Cost of sales.    Cost of sales was $6,568,000 in fiscal 2002, compared to $5,222,000 in fiscal 2001, an increase of $1,346,000, or 26%. The increase in our cost of sales in fiscal 2002 was primarily attributable to increased billing and communications costs related to the increase in our paying subscriber base.

Sales and marketing.    Sales and marketing expenses were $4,180,000 in fiscal 2002, compared to $6,215,000 in fiscal 2001, a decrease of $2,035,000, or 33%. The decrease in sales and marketing expenses was primarily due to an overall decrease in customer acquisition spending while we focused our marketing resources on converting free subscribers in our subscriber base to paid status and, to a lesser extent, to the termination in the three months ended June 30, 2002 of a distribution relationship.

Research and development.    Research and development expenses were $4,382,000 in fiscal 2002 compared to $3,965,000 in fiscal 2001, an increase of $417,000, or 11%. The increase in research and development expenses was due to increased staffing costs.

General and administrative.    General and administrative expenses were $4,263,000 in fiscal 2002, compared to $1,979,000 in fiscal 2001, an increase of $2,284,000, or 115%. The increase in general and administrative expenses was primarily due to certain compensation and legal charges in fiscal 2002 as well as an increase in the number of management and administrative employees. In fiscal 2002, we extended the expiration date of certain warrants, and we recognized a corresponding non-cash charge of $1,228,000 against earnings. In addition, our legal costs increased in fiscal 2002, due mainly to the termination of a distribution relationship.

Interest income (expense).    Net interest expense was $39,000 in fiscal 2002, compared to $1,555,000 in fiscal 2001, a decrease of $1,516,000, or 97%. The decrease in net interest expense was due to the conversion of certain debt into equity during fiscal 2001 and, to a lesser extent, an increase in interest income as our cash balances increased in fiscal 2002. Substantially all of our convertible debt financing was converted into preferred stock, with the remainder having been repaid in full. The majority of these conversions took place in the three months ended June 30, 2001, and the remainder took place in the three months ended September 30, 2001.

Selected Quarterly Operating Results

The following tables set forth the unaudited quarterly statements of operations data, operations data as a percent of revenues and supplemental revenues data for the ten quarters ended December 31, 2003, as well as the paying subscribers as of the dates indicated. The unaudited quarterly information in the ten quarters ended December 31, 2003 has been prepared on substantially the same basis as the audited financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, except as otherwise indicated, necessary for the fair presentation of the results of operations for such periods. This data should be read in conjunction with the audited financial statements and the related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Three Months Ended
	Sep. 30, 2001	Dec. 31, 2001	Mar. 31, 2002	Jun. 30, 2002	Sep. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	Jun. 30, 2003	Sep. 30, 2003	Dec. 31, 2003
	(unaudited, in thousands)
Statement of Operations Data:
Revenues	$2,044	$4,170	$4,610	$5,559	$5,074	$5,366	$5,649	$6,399	$8,697	$9,557
Cost of sales	1,863	1,608	1,488	1,609	1,752	1,855	2,228	2,632	2,724	2,934

Gross profit	181	2,562	3,122	3,950	3,322	3,511	3,421	3,767	5,973	6,623

Operating expenses:
Sales and marketing	1,434	1,028	840	878	1,077	1,170	881	831	1,212	1,534
Research and development	1,067	999	1,108	1,208	1,126	1,185	1,352	1,231	1,260	1,137
General and administrative	903	1,983	601	776	681	784	901	1,010	1,218	1,050
Impairment of long-lived assets	—	—	—	—	—	—	—	191	—	—

Total operating expenses	3,404	4,010	2,549	2,862	2,884	3,139	3,134	3,263	3,690	3,721

Operating income (loss)	(3,223)	(1,448)	573	1,088	438	372	287	504	2,283	2,902
Interest income (expense), net	(47)	(1)	5	4	4	14	9	9	12	20

Net income (loss) before income taxes	(3,270)	(1,449)	578	1,092	442	386	296	513	2,295	2,922
Income tax provision	1	—	—	—	1	—	—	—	1	—

Net income (loss)	$(3,271)	$(1,449)	$578	$1,092	$441	$386	$296	$513	$2,294	$2,922

	Three Months Ended
	Sep. 30, 2001	Dec. 31, 2001	Mar. 31, 2002	Jun. 30, 2002	Sep. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	Jun. 30, 2003	Sep. 30, 2003	Dec. 31, 2003
	(unaudited)
Percent of Revenues:
Revenues	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of sales	91	39	32	29	35	35	39	41	31	31

Gross profit	9	61	68	71	65	65	61	59	69	69
Operating expenses:
Sales and marketing	70	25	18	16	21	22	16	13	14	16
Research and development	52	24	24	22	22	22	24	19	14	12
General and administrative	44	48	13	14	13	15	16	16	14	11
Impairment of long-lived assets	—	—	—	—	—	—	—	3	—	—

Total operating expenses	167	96	55	51	57	58	55	51	42	39

Operating income (loss)	(158)	(35)	12	20	9	7	5	8	26	30
Interest income (expense), net	(2)	(0)	0	0	0	0	0	0	0	0

Net income (loss) before income taxes	(160)	(35)	13	20	9	7	5	8	26	31
Income tax provision	0	—	—	—	0	—	—	—	0	—

Net income (loss)	(160%)	(35%)	13%	20%	9%	7%	5%	8%	26%	31%

	Three Months Ended
	Sep. 30, 2001	Dec. 31, 2001	Mar. 31, 2002	Jun. 30, 2002	Sep. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	Jun. 30, 2003	Sep. 30, 2003	Dec. 31, 2003
	(unaudited, in thousands)
Supplemental Revenue Data:
Subscriptions	$1,364	$3,584	$4,094	$5,095	$4,676	$4,990	$5,328	$6,196	$8,611	$9,482
Advertising	643	534	456	391	326	294	241	104	—	—
Termination access fees	37	52	60	73	72	82	80	99	86	75

Revenues	$2,044	$4,170	$4,610	$5,559	$5,074	$5,366	$5,649	$6,399	$8,697	$9,557

	As of
	Sep. 30, 2001	Dec. 31, 2001	Mar. 31, 2002	Jun. 30, 2002	Sep. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	Jun. 30, 2003	Sep. 30, 2003	Dec. 31, 2003
	(unaudited, in thousands)
Subscriber Data:
Paying subscribers	205	304	382	389	386	440	474	673	708	740

Revenues.    Our quarterly revenues increased from $2,044,000 to $9,557,000 over the course of the ten quarters presented, an increase that was parallel with the increase in the number of our paying subscribers from approximately 205,000 at September 30, 2001 to approximately 740,000 at December 31, 2003. We experienced a significant increase in the number of our paying subscribers from the quarter ended March 31, 2003, when we had approximately 474,000 paying subscribers, to the quarter ended June 30, 2003, when we had approximately 673,000 paying subscribers. This increase occurred primarily as a result of our campaign to convert our free subscribers to paying subscribers, and we ceased offering subscribers the opportunity to utilize our service on a no-cost basis indefinitely. We experienced a one-time increase in recognized revenues during the quarter ended June 30, 2002, because we initiated the use of paper invoices with many of those subscribers from whom we had been unable to collect via “900” billing and other methods. This one-time increase in revenues was not repeated in the subsequent quarter ending September 30, 2002.

Cost of sales.    The increase in our cost of sales during the ten quarters presented was in line with the increase in the number of our paying subscribers and our transition in January 2003 to collecting the majority of our revenues through charges on our subscribers’ local telephone bills, which is more expensive than methods we had used in the past.

Sales and marketing.    Sales and marketing expenses decreased in the quarter ended March 31, 2003, primarily due to a decrease in customer acquisition spending. With that one exception, our quarterly spending on sales and marketing remained relatively constant from January 1, 2002 through June 30, 2003, and by the end of that period we had completed several campaigns to convert our free subscribers to paying customers. The increased sales and marketing expenses in the quarters ended September 30, 2003 and December 31, 2003 reflect a shift in our sales and marketing efforts to focus on attracting new subscribers that previously had not used our service rather than converting existing subscribers who had been using our free service.

Research and development.    Research and development expenses remained relatively constant in the ten quarters presented, except for a slight increase in the quarter ended March 31, 2003 when we paid certain non-recurring compensation expenses in connection with the elimination of certain research and development positions.

General and administrative.    General and administrative expenses remained relatively constant in the ten quarters presented. The increase in our general and administrative expenses in the quarter ended December 31, 2001 was primarily due to the extension of the expiration date of certain warrants, which caused us to recognize a non-cash charge of $1,228,000 against earnings.

Liquidity and Capital Resources

At December 31, 2003, our principal sources of liquidity were cash and cash equivalents of $8,418,000 and accounts receivable net of allowance for doubtful accounts of $3,657,000.

From inception through August 2001, we funded our operations primarily through issuance of convertible preferred stock and debt financing convertible into convertible preferred stock. In calendar years 1999, 2000 and 2001, we issued an aggregate of five series of preferred stock, raising a total of $28,761,000 in paid-in capital. Since that time, the principal source of our working capital has been the cash flow that we derive from our paying subscribers.

Net cash provided by operating activities was $5,977,000 in the six months ended December 31, 2003, $1,312,000 in fiscal 2003, and $1,059,000 in fiscal 2002 and net cash used in operating activities was $16,279,000 in fiscal 2001. Cash flow provided by operating activities during the six-month period ended December 31, 2003 was primarily due to $5,216,000 of net income, an $862,000 increase in deferred revenue and a $351,000 increase in depreciation and amortization, offset by a $638,000 increase in accounts receivable.

The cash flow provided by operating activities in fiscal 2003 was primarily due to $1,636,000 of net income, a $1,025,000 increase in depreciation and amortization and impairment loss on other long-lived assets, a $585,000 increase in deferred revenues and a $120,000 increase in other accrued liabilities, offset by a $2,161,000 increase in accounts receivable.

The cash flow provided by operating activities during fiscal 2002 was primarily due to a $2,026,000 increase in deferred revenues, a $1,248,000 increase in non-employee equity based compensation and a $722,000 increase in depreciation and amortization, offset by a $3,050,000 net loss.

Net cash used in investing activities was $118,000 in the six months ended December 31, 2003, $389,000 in fiscal 2003, $897,000 in fiscal 2002 and $715,000 in fiscal 2001. These amounts related to the purchases of property and equipment.

Net cash provided by financing activities was $179,000 in the six months ended December 31, 2003, $11,000 in fiscal 2003, $1,086,000 in fiscal 2002 and $16,970,000 in fiscal 2001. These amounts related primarily to proceeds from the issuance of preferred stock, and to a lesser extent, to proceeds from notes payable, and exercises of stock options and warrants.

In August 2001, we put an accounts receivable purchase agreement in place with an institutional lender for a maximum amount of $2,500,000. We made only limited use of that agreement, however, and cancelled it in January 2003.

Contractual Payment Obligations

A summary of our contractual commitments and obligations as of April 30, 2004 is as follows:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Operating lease obligations	$607	$412	$162	$33	$—
Purchase obligations	3,236	2,561	675	—	—

Total	$3,843	$2,973	$837	$33	$—

In addition to the contractual obligations described in the table above, we also enter into short-term commitments for the purchase of advertising, public relations support, affiliate channel management and other vendor-supplied services related to the acquisition of subscribers. These obligations are typically shorter in duration than 30 days, and the majority of these purchases are cancelable by us with no more than 72 hours advance written notice. For the six months ended December 31, 2003, these short-term contractual obligations averaged $272,000 per month.

We currently expect that our subscription revenues, along with the proceeds from this offering, will be sufficient to satisfy our working capital needs for at least the next 12 months and for the foreseeable future.

Recent Accounting Pronouncements

In December 2003, the Securities and Exchange Commission released Staff Accounting Bulletin 104, or SAB 104, Revenue Recognition. SAB 104 revises or rescinds portions of the interpretative guidance related to revenue recognition included in Topic 13 of the codification of the staff accounting bulletins. We have adopted SAB 104 and it did not have a material impact on our financial position or results of operations.

In November 2002, the Emerging Issues Task Force reached a consensus on Issue 00-21, or EITF 00-21, Multiple Deliverable Revenue Arrangements. EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. It also addresses when and how an arrangement involving multiple deliverables should be divided into separate units of accounting. The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003, with early application permitted. Our current accounting is consistent with the provisions of EITF 00-21 and the adoption of EITF 00-21 had no impact on our results of operations or financial position.

Qualitative and Quantitative Disclosures about Market Risk

Foreign currency exchange risk.    We do not currently do any business denominated in foreign currencies and, therefore, are not subject to any significant foreign currency exchange risk.

Interest rate sensitivity.    We had cash and cash equivalents totaling $8,418,000 at December 31, 2003, and $2,380,000 at June 30, 2003. These amounts were held for working capital purposes in depository accounts at FDIC-regulated banking institutions. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our cash and cash equivalents as a result of changes in interest rates. Declines in interest rates, however, will reduce our future interest income.

BUSINESS

Overview

We provide affordable communications application services on a subscription basis to mainstream consumers and SOHOs. Our software-based services are delivered on our proprietary Enhanced Services Platform that allows subscribers to bridge calls across existing landline, mobile and Internet networks, without requiring them to purchase or install additional hardware. Our platform acts as a network-independent communications interface layer, and is presently used for bridging important landline calls to our subscribers through their mobile telephones or through their Internet-connected personal computers using voice-over-IP technology. Our services allow subscribers to see and hear who is calling before deciding whether to take the call, enabling them to receive more of their important calls and to manage other calls at their convenience. These capabilities enable our mass-market subscribers to more effectively manage their personal communications.

As of March 31, 2004, we had more than 780,000 paying subscribers. By bridging calls across subscribers’ existing landline, mobile and Internet networks, our subscribers realize greater value from their existing communications services. Our services extend the functionality of networks and devices that our subscribers already use by offering easy-to-use, enhanced communications features such as real-time voicemail, call screening, and virtual phone and fax numbers. Because our services improve the utilization of existing communications networks, we believe that our application services complement the efforts of landline, mobile and Internet service providers to reduce their subscriber churn. This has allowed us to establish cooperative relationships with network service providers.

Industry Background

The Status of the Communications Market

The emergence of mobile telephones and the Internet has reshaped the communications and information service markets. A decade ago, households and SOHOs typically used a landline telephone as their primary means of communication. Today, households and SOHOs commonly use both mobile telephones and the Internet, in addition to traditional landline telephones. Mobile telephones and the Internet, which penetrated early adopter markets in the 1990s, have now reached mass-market acceptance with cost-conscious consumers and SOHOs by delivering to users compelling value at affordable prices. A number of other technologies, such as broadband Internet access and wireless data have been introduced in the early adopter markets and are expected to be increasingly adopted by the mainstream over time as they become more affordable and easier to use.

Overview of the Mainstream Market

The mainstream market is cost-conscious and typically pays for only those products and services that are both necessary and affordable. Mainstream users tend to share technology and communications resources, such as traditional landlines, mobile telephones, personal computers and Internet access, both at home and in the office. Mainstream users are generally reluctant to adopt new technologies since they tend not to be technologically sophisticated and prefer proven and easy-to-use solutions. As a result, widespread and uniform use of technology by the mainstream market provides a stable platform for new value-added services. Early adopters, in contrast, often are more technologically sophisticated and more eager to accept new technologies.

According to Gartner Group estimates, there were 109 million households in the United States at the end of 2003. Additionally, International Data Corporation, or IDC, estimated in a May 2003 report that there were 6 million small businesses in the United States with fewer than 10 employees, representing over three-quarters of businesses in the United States, and 13 million home offices at the end of 2003. According to IDC, these 19 million firms collectively represent the SOHO market.

Adoption of the Internet in the Mainstream Market

Gartner Group estimated that 68 million households in the United States, representing 63% of all households, had Internet access in 2003, and projects that 83 million households, or 73% of all households, will have Internet access by 2007. Additionally, IDC estimates that 14 million SOHOs in the United States, representing 72% of all SOHOs, had Internet access in 2003.

Today, dial-up, which utilizes the existing landline, is the most common type of Internet access in the mainstream market. Dial-up offers basic access to the Internet at a lower price than broadband. Broadband offers benefits such as higher-speed Internet access and a continuous, always-on connection, without interfering with the user’s landline. According to Gartner Group, 63% of online households in the United States used dial-up connections for their Internet access in 2003, with the remaining 37% using broadband access. SOHOs have been quicker to adopt broadband technology than consumers, with IDC estimating that 47% of home offices in the United States had high-speed Internet access in 2003 and that an additional 20% of home offices plan to add broadband within the next 12 months. The primary drawback of broadband services relative to dial-up is the cost of the service. As the cost of broadband declines, broadband access is expected to become more widespread.

Adoption of Mobile Telephones in the Mainstream Market

By the mid-1990s, mobile telephones were widely accepted in the early adopter market and began to penetrate the mainstream consumer and SOHO markets. According to IDC, as of the end of 2003, there were 154 million wireless subscribers in the United States, 107 million of which were consumers. Due to the cost of mobile telephone services, mainstream users often share an individual mobile telephone with other members of the household. To date, the majority of mainstream users of mobile telephones have retained their existing landlines for a variety of reasons, including the desire to retain their published telephone number, the familiar experience of a traditional telephone, the varying quality of mobile reception in some areas and access to the Internet.

In the mainstream SOHO market, mobile telephone adoption has been even more prevalent than in the mainstream consumer market. Cost-conscious SOHOs, particularly home offices, have tended to opt for mobile telephones over dedicated business lines largely to avoid the extra cost and low utilization of home business lines. According to IDC, 83% of home offices owned mobile telephones in 2003, while only 27% had a phone line used exclusively for business purposes.

Prevailing Environment for Network Service Providers

Technological advances and deregulation within the communications industry has created an intensely competitive environment for network service providers. These service providers have resorted to aggressive pricing strategies and marketing campaigns to attract and retain subscribers, leading to increased subscriber acquisition costs and high rates of customer churn. In addition, local number portability has further exacerbated the subscriber churn issue by enabling customers to maintain their telephone numbers when switching service providers. Competition has also led to commoditization of services, especially at the network layer where calls are transported, forcing service providers to differentiate their offerings through value-added services. These competitive dynamics, coupled with the capital-intensive nature of traditional switch-based networks, have made it difficult for network service providers to offer affordable enhanced services to the mainstream market.

Communications Challenges Faced by the Mainstream Market

Mainstream consumers are currently faced with a number of difficult challenges that are not addressed on a cost-effective basis by existing service offerings, including:

Shared telephone and fax lines.    A shared line in a household or a small business typically serves multiple purposes, including telephone and fax, for multiple people but can be used for only one purpose at a time. When a shared line is in use, a communications bottleneck is created, restricting use for the entire household or small office. For example, in the SOHO environment, where mobile telephones are often used for both personal and professional communications, business calls can be missed due to personal use.

High cost of communication services.    Mainstream users in the United States are faced with increased overall monthly charges for multiple services. The traditional solution to shared lines is purchasing additional lines. However, the cost of communications services has discouraged many mainstream users from purchasing additional lines. As a result, many mainstream consumers and SOHOs have tolerated shared lines. For example, while nearly two-thirds of SOHOs have fax machines, according to IDC, they do not typically have dedicated fax lines.

Missing important calls.    Important telephone calls are often missed when the user is not at home, away from the office, already on the telephone or on the Internet using a dial-up connection. This problem could be rectified if there were better connectivity between users’ existing communications networks. The ability to redirect calls to alternative devices across networks would decrease missed call incidents. For example, if the landline telephone is not answered, a call could be redirected to a mobile telephone or through the Internet using a voice-over-IP connection.

Managing unwanted calls.    Receiving unwanted calls is irritating, time-consuming and costly to the user. Mobile telephone and some landline telephone services have begun to give users rudimentary insight into the identity of a caller through display of callers’ telephone numbers, though these numbers are often blocked or are not recognized by users. Consumers are also being inundated with calls from telemarketers and, despite regulatory restrictions, there are few cost-effective mechanisms for eliminating these unwanted calls and protecting consumer privacy. The ability to better identify the source of incoming calls would improve users’ abilities to manage and control their existing communications services.

Inefficient use of existing communications networks and devices.    Mainstream users increasingly subscribe to multiple communications services, including landline telephones, mobile telephones and the Internet, but do not have an effective means of managing communications across these networks. Connectivity among these communication devices would increase their utilization and decrease line congestion by redirecting inbound communications from devices that are currently in use for another purpose or not answered, to devices that are available, such as an idle mobile telephone or a broadband-connected personal computer.

Mainstream users require a solution that enables them to manage their existing communications services more efficiently and cost-effectively. The solution needs to enable users to receive their calls regardless of the type of network available to them at the time. Further, the solution needs to provide the user with better information about the call and the reason for the call so that the user can make an informed decision about accepting the call.

The CallWave Solution

We provide affordable communications application services on a subscription basis to mainstream consumers and SOHOs. Our software-based services are delivered on our proprietary Enhanced Services Platform that allows subscribers to bridge calls across existing landline, mobile and Internet networks, without requiring them to purchase or install additional hardware. Our platform provides a network-independent communication interface layer, which is presently used for bridging important landline calls to our subscribers through their existing mobile telephones or through Internet-connected personal computers using voice-over-IP technology. Our solutions allow subscribers to see and hear who is calling before deciding whether to take the call, enabling them to receive more of their important calls and to manage other calls at their convenience. These capabilities enable our mass-market subscribers to more effectively manage their personal communications in an easy-to-use manner. Our solutions extend the functionality of networks and devices that our subscribers already use by offering an easy-to-use approach to enhanced call-bridging features such as real-time voicemail, call screening, and virtual phone and fax numbers.

Key aspects of our solution include:

Affordable enhanced communications application services.    Our solution delivers enhanced communications application services customized to meet the requirements of cost-conscious mainstream subscribers, without requiring them to purchase additional hardware or telephone lines. We offer flexible service levels, enabling our subscribers to pay for only those services they need.

Ease of installation and use.    We designed our solution to be easy to install on a personal computer and easy to use with minimal behavioral changes. During registration and installation, our software is automatically configured, based on subscribers’ existing communications services. The registration and installation process typically takes only a few minutes. In most cases, we automatically provision our services without subscribers having to call their existing network service providers. Our call-bridging services are delivered over subscribers’ existing communication networks and require no additional hardware. As a result, our subscribers realize the value of our services without any significant changes to their behavior or that of the people who call them.

Optimized use of existing communications networks and devices.    Our software-based solution enables real-time connectivity among subscribers’ existing communications networks and devices by allowing them to choose where a call is delivered. Our solution also provides users with detailed caller identification information, giving subscribers the choice to take the call or direct it to an answering device. The ability to better manage inbound communications enables subscribers to receive more of their important calls that they want on a network device available at the time and manage their other calls at their convenience.

Scalable, reliable and flexible software platform.    Our software platform has been designed to scale to support millions of users, to deliver carrier-class reliability and to be sufficiently flexible to address the changing market needs. Our software-based infrastructure and open architecture enable us to efficiently and economically identify and develop new solutions for our subscribers as they adopt new technologies and desire enhanced functionality from their communication services.

Complementary to network service providers.    Our software platform integrates with and enhances the existing offerings of network service providers and, we believe, enables landline, mobile and Internet service providers to reduce their cost of customer retention and acquisition. For example, we believe that both value-priced and premium-priced Internet service providers could reduce customer churn rates and increase customer loyalty by offering our enhanced services to their customers.

Our Strategy

Our objective is to be the leading provider of solutions that help mainstream consumers and SOHOs utilize their existing communications services more efficiently and cost-effectively.

Maintain our focus on the needs of the mainstream market.    We endeavor to provide solutions that the mainstream market highly values and that we can provide to users at an affordable price. We believe that the market opportunity for addressing the communications needs of these cost-conscious mainstream users is large and growing. We intend to remain focused on the mainstream market and provide a range of enhanced communications services that meet the needs of this market.

Continue to follow a subscriber-driven approach to product development and marketing.    We believe that our platform helps us gain a comprehensive and accurate understanding of the needs, desires and priorities of our subscribers, which is critical to the ongoing success of our business. We also conduct subscriber studies and focus groups to further increase our understanding of our subscribers’ needs, desires and priorities. The information captured through this ongoing research and analysis enables us to better identify subscriber requirements and behavioral patterns and continue to develop new and enhanced communications solutions that current and potential subscribers in the mainstream market value. Our disciplined approach helps us measure the effectiveness of our marketing initiatives, and enables us to continually refine and improve them. We intend to continue to follow a subscriber-driven approach to product development and marketing.

Provide affordable communications solutions for mainstream users.    Our network-independent software-based platform bridges calls effectively across all mainstream forms of Internet access and across all landline, mobile and Internet service providers. This enables us to provide affordable, value-added communications services to mainstream users without the additional cost of changing providers or purchasing new hardware. We intend to continue to serve the cost-conscious mainstream market, regardless of the communications networks and devices they use.

Extend and enhance component applications and service levels.    Our centralized software platform gives us the flexibility to design, deploy, test and enhance features and applications quickly and easily. We are able to bundle these component applications rapidly into new service levels. We intend to offer additional applications and service levels to meet the diverse and evolving needs of our existing and targeted subscribers and enhance existing applications and service levels to remain competitive. For example, as broadband and voice-over-IP become increasingly accepted in the mass market, we intend to develop and release additional applications and services to address the needs of mainstream users of those technologies.

Extend our reach through strategic relationships with network service providers.    Today, most of our sales come from direct acquisition of customers through our website. We also have a commercial relationship with EarthLink, through which we provide co-branded call-bridging services to its subscribers. In addition, we also maintain online distribution relationships with a number of smaller companies. We intend to develop similar relationships with other network service providers to help us reach a wider range of subscribers, particularly as broadband and voice-over-IP technology are adopted by the mainstream.

Technology

Our core technology is based on our proprietary Enhanced Services Platform. We have designed our call-bridging software to be highly configurable and flexible, enabling us to deliver customized services to each of our subscribers through a common software platform, and to quickly add or enhance applications and features to meet the evolving needs of the mainstream market.

We designed our Enhanced Services Platform to be:

Network independent.    Our call-bridging platform is independent from the communications networks through which consumers and businesses communicate. Our platform interfaces with existing landline, mobile and Internet networks through industry-standard protocols. By remaining independent from this network transport layer, we are able to enhance existing communications services across distinct networks and devices.

Scalable and reliable.    Our platform currently processes over 50 million calls per month, and is designed to handle significantly higher call volume under the current architecture. Our software platform has been designed to be fully redundant, with no single points of failure in our software switching facility. We use fully-redundant fault-tolerant components, redundant network connections and redundant copies of data. We also maintain spare parts on site for critical components.

Flexible.    Since our platform is centralized and software-based, we are able to add or enhance applications and features easily and quickly. This flexibility enables us to efficiently design, deploy, test and enhance our applications and features. We expect that any new applications we develop could easily be incorporated into our proprietary billing system.

Configurable.    During registration and installation, our software is automatically configured based on subscribers’ existing landline, mobile and Internet services. Our configurable software platform enables subscribers to choose the specific applications and features they desire either during the registration process or during ongoing use.

Secure.    Our call-bridging infrastructure and customer data are housed within secure data centers to prevent intrusions and to ensure the privacy of customer data.

Our Enhanced Services Platform intercepts inbound calls, manages and filters calls and allows calls to be delivered to our subscribers. Within each primary function, our platform contains a number of component applications, or communications applets, which we bundle into customized services to address the unique needs of our different target markets. The following diagram illustrates the primary functions and component applications of our Enhanced Services Platform.

The following table describes the primary functions and component applications of our Enhanced Services Platform.

Function	Component Application	Description

Intercept	Call forward provisioning	We automate the provisioning of either ‘busy’ or ‘no answer’ call forwarding, to enable us to bridge missed calls. When automatic provisioning is not available, personalized instructions are given for self-provisioning of call forwarding through direct interactions with the telephone company.

	Automatic line testing	We automatically test that the call forwarding is working as intended. When problems are identified, tests are performed to diagnose the problem and simple corrective instructions are provided to the user.

	Virtual phone numbers	We issue standard 10-digit or toll-free telephone numbers to our users during the registration process through our wholly-owned subsidiary, Liberty Telecom.

	Virtual fax numbers	We issue standard 10-digit fax numbers to our users during the registration process through Liberty Telecom.

Filter and Manage	Caller identification	We provide rich caller identification information to users, including the caller’s telephone number, name or company name, city and state. When calls are designated ‘private’, we automatically request callers to release their caller identification information.

	Telemarketer blocking	We automatically block calls from telemarketers. When a telemarketer call is blocked, the subscriber is notified.

Function	Component Application	Description

	Automatic configuration	We enable subscribers to quickly and easily configure many aspects of their service, either during the initial registration process or throughout the ongoing use of our service.

	Real-time voicemail	We store and synchronize voice messages on our subscribers’ personal computers and our servers. Subscribers can access stored messages either through their personal computers or over the telephone while the message is being left.

Delivery	Fax-to-email	We enable users to receive faxes via email over the Internet in the widely-available Adobe Acrobat “pdf” format. Depending on the level of service, usage of this application may be on a limited or unlimited basis.

	Call notification	We notify users of inbound calls by sending a message with caller identification and available call information to a device of the subscriber’s choosing, including mobile telephones using Short Message Service, or SMS, or via email.

	Telephone call screening	We allow users to listen to voice messages while they are being left through a landline or mobile telephone. This application mimics traditional answering machine style messaging, but is accessible on any communications device without requiring additional hardware.

	Voice-over-IP call screening	We allow users to listen to voice messages while they are being left through Internet-connected personal computers, using voice-over-IP technology. This application mimics traditional answering machine style messaging, but is accessible on any communications device without requiring additional hardware.

	Take-the-call	We allow users to pick up a call in real-time while they are listening to a message being left, regardless of which device the subscribers are using or to which device the call was originally placed.

Key elements of our Enhanced Services Platform include our centralized software switch that enables us to intercept and deliver calls across networks and our CallWave client software that resides on subscribers’ personal computers.

Centralized software switch.    Our proprietary, centralized software switch is the core of our call-bridging infrastructure. Our software switch interacts with existing communications networks and enables us to perform the call intercept, management and delivery functions required to provide our services. Our switch is a network of servers that interfaces with the public switched telephone network through SS7, T1 and T3 signaling, and with the Internet through TCP/IP and RTP for voice delivery. We designed our software switch to be highly reliable with no single points of failure within our Reno, Nevada facility. We use redundant data storage, and we route calls across diverse network paths and multiple carriers for carrier-class availability.

CallWave client software.    Our CallWave client software is installed and automatically configured on subscribers’ personal computers during the initial registration process. Our client software enables subscribers to manage their calls across multiple networks, block telemarketer calls, review calls, listen to messages and view faxes. Our client software runs on all major versions of Microsoft Windows and can be automatically upgraded, enabling us to keep the majority of our installed software at the latest supported revisions.

The CallWave Service

We provide communications applications services that help mainstream consumers and SOHOs better utilize their existing communications networks and devices. Our goal is to enable subscribers to receive more of their important calls and manage their other calls at their convenience. We provide subscribers with enough information and functionality to filter out low-value calls and ensure delivery of high-value calls by delivering calls to any communications network that is available to them. We offer our services to customers as a flat-rate monthly or annual subscription. Subscribers have the flexibility to pay us for their subscriptions using credit cards, mail-in checks or through their telephone bills.

Our Enhanced Services Platform enables all of our services. We bundle groups of our communications applets together to deliver our services. Each of our service levels includes components of call intercept, management and delivery. The primary differences among our subscription service levels are the call delivery options that are available to subscribers.

We offer three principal levels of service: CallWave Alert, CallWave Messenger and CallWave Connect.

CallWave Alert.    CallWave Alert is our lowest-priced subscription level. Our CallWave Alert service delivers notifications of calls placed to any of our subscribers’ telephone numbers, even when those lines are in use or is not answered by sending a message to a device of our subscribers’ choosing. CallWave Alert also includes additional telephone and fax numbers, provisioned during installation, as well as limited incoming fax capabilities for personal use.

CallWave Messenger.    CallWave Messenger is our mid-level subscription level, providing all of the features of CallWave Alert, as well as caller identification and delivery of voice messages, even when subscribers’ lines are in use or are not answered. CallWave Messenger also includes additional telephone and fax numbers, as well as unlimited incoming fax functionality.

CallWave Connect.    CallWave Connect is our most feature-rich and high-end service level currently offered. CallWave Connect service enables customers to screen, transfer or receive calls in real-time. Our CallWave Connect also includes additional telephone and fax numbers, as well as unlimited incoming fax functionality.

The following table summarizes the functions and applications that are available within each of our three principal service offerings.

Function	Component Applications	CallWave Alert	CallWave Messenger	CallWave Connect

Intercept	Call forward provisioning	✓	✓	✓

	Automatic line testing	✓	✓	✓

	Virtual phone numbers	✓	✓	✓

	Virtual fax numbers	✓	✓	✓

Filter and Manage	Caller identification	✓	✓	✓

	Telemarketer blocking	✓	✓	✓

	Automatic configuration	✓	✓	✓

	Real-time voicemail		✓	✓

Delivery	Fax-to-email	✓	✓	✓

	Call notification	✓	✓	✓

	Telephone call screening		✓	✓

	Voice-over-IP call screening		✓	✓

	Take-the-call			✓

Customer Support

Support is provided to customers at all stages of their experience with us through our client software, email and telephone. Email inquiries and help requests are generally responded to within 24 hours, while telephone inquiries are handled through a toll-free number during normal business hours. Our customer support representatives have direct access to customers’ account information and can change service configurations for customers in real time.

Our customer care staff services the customer email and telephone support load. The customer care workforce is augmented with additional agents from a third-party call center operation trained for, and dedicated to, our support.

Sales and Marketing

We sell our services directly to consumers through our website and indirectly through channel relationships, with the majority of our sales to date having come through our direct sales efforts. We have segmented our target market into the following two categories:

•	Instant Voice Mail, or IVM, which addresses dial-up and broadband subscribers looking for call forwarding, call screening, and take-the-call applications; and

•	Virtual Telephone Number, or VTN, which addresses subscribers looking for dedicated voice and fax numbers to complement their existing mobile or landline telephones without having to purchase additional lines.

Today, we offer potential subscribers a free 30-day trial to our CallWave Connect service, the highest level of service we currently offer. At the end of the trial period, the user may choose to subscribe to our lower-priced CallWave Messenger or CallWave Alert services, remain on our CallWave Connect service or cancel the service entirely. In the past, we offered a free service to consumers and SOHOs and attempted to convert them to paying subscribers over time. In April 2003, we discontinued offering our free voice service to new users and, instead, started offering a free 30-day trial period. We still offer a free limited fax service.

We reach our customers through a variety of sales and marketing channels. We continuously analyze and re-evaluate our sales and marketing strategies to ensure we are effectively reaching out to our target markets. Our primary sales and marketing channels include:

•	Internet advertising. We use a number of different Internet advertising relationships and channels to reach our potential and existing subscribers. We typically pay fees to our Internet advertising vendors, based principally on the number of website visitors.

•	Channel relationships. We have a commercial relationship with EarthLink under which they resell our services to their customers on a co-branded basis. We also maintain channel relationships with several smaller service providers.

•	Unpaid channels. We acquire a portion of our subscribers through unpaid channels, including uncompensated, word-of-mouth referrals. For example, many of our subscribers sign up for our service after calling another subscriber, interacting with our platform and learning about the benefits of our service.

Customers and Channel Relationships

Customers

From April 2001, when we first introduced our paid services, through March 31, 2004, our subscriber base has increased to approximately 780,000 paying subscribers. Our paying subscribers primarily elect one of our three current service offerings: CallWave Alert, CallWave Messenger and CallWave Connect. As of March 31, 2004, approximately 71% of paying subscribers use our CallWave Messenger service, with CallWave Alert and CallWave Connect comprising approximately 7% and 20% of the paying subscriber base, respectively. CallWave Connect is our newest service and was introduced in April 2003. The remaining approximately 2% of our subscribers are on our legacy CallWave Pro service, which is no longer actively marketed to subscribers.

Channel Relationships

We entered into an agreement with EarthLink in March 2003 under which EarthLink resells our service to its end users on a co-branded basis. We also maintain channel relationships with several smaller service providers.

Infrastructure and Operations

Infrastructure

We have developed a sophisticated subscription billing system that supports free trials, monthly and prepaid annual plans, installment payments and configurable packages and price points. We bill our subscribers directly, in which case they pay either by check or credit card, or indirectly through regional and national service providers.

All subscriber data is stored in SQL Server databases. We store and analyze aggregate subscriber data to understand trends and subscriber behavior. This data is not currently shared with any other party, except for the express purposes of service provisioning, billing and legal compliance, and is not sold to any other party.

Operations

Our operations group manages our system and service deployments and upgrades, facility build-outs, network architecture, physical and network security, data redundancy and availability, system health monitoring, data logging, capacity planning, disaster planning, interaction with telecommunications technical staff and general troubleshooting.

Our software switch is located in our facility in Reno, Nevada. This facility is managed by our wholly-owned subsidiary, Liberty Telecom, a Nevada-based Competitive Local Exchange Carrier, or CLEC, that provides us access to telecommunications services. Our ownership of Liberty Telecom provides us several advantages, including: the ability to provision telecommunications services more rapidly than we likely could purchase from an unrelated service provider, allowing us to obtain access to network services at reasonable rates, providing us access to a substantial inventory of telephone numbers that we otherwise would have to obtain from an unrelated CLEC, and generating additional revenue for us.

Our Reno, Nevada facility is built using a highly-redundant architecture to enhance the reliability and availability of our services. We are actively building a backup site in a Las Vegas, Nevada co-location facility to achieve geographic redundancy. At this time, we have some, but not all services redundantly hosted in the new facility. The architecture of our services simplifies our ability to build this redundant facility in a way where the use of backup services is, in most cases, automatic and unnoticed by the customer.

We monitor the performance of our service and our infrastructure. We utilize monitoring tools that we have developed in-house or licensed from third parties, as well as open source monitoring tools. System status is reported to centralized consoles. System status reports are open for viewing by any employee and alarms are delivered proactively to operations personnel and engineering experts. We make extensive use of data logging and graphing for monitoring subscriber trends and capacity issues, and for detecting and notifying our operations staff of uncharacteristic changes in traffic. This data collection is used extensively throughout the organization for various decision support and troubleshooting purposes. The monitoring infrastructure is continually updated to improve our ability to detect problems before they are noticed by subscribers.

Research and Development

We believe it is essential to have a strong research and development team in order to respond rapidly to market needs with a high degree of quality, reliability and scalability. Our research and development team follows a formal development process that has been refined to meet our objectives and minimize post-deployment maintenance. We operate a single version of our centralized software-based platform and are able to automatically upgrade our client software, allowing us to minimize the cost of maintaining and supporting legacy versions of technology.

Our research and development expenditures were $4,894,000, $4,382,000, and $3,965,000 for the fiscal years ended June 30, 2003, 2002 and 2001, respectively, and $2,397,000 for the six months ended December 31, 2003.

Competition

The market for our products and services is increasingly competitive, evolving rapidly and subject to shifting customer needs and introductions of new products and services. Our current and potential competitors approach the market from different areas of expertise and vary in size and scope with respect to the products and services that they offer or may offer in the future. Our current and potential competitors include:

•	providers of enhanced services and products, such as answering machines, voicemail and Internet call waiting and virtual telephone numbers for fax or voice communications, including Avaya, AOL and j2 Global Communications;

•	network service providers such as regional Bell operating companies, cable access providers and Internet access providers, including SBC, Verizon Wireless, Comcast, MSN and United Online; and

•	primary line displacement vendors that are competing with the landline service providers, including AT&T, 8X8, Net2Phone and Vonage.

The principal factors upon which we compete in our markets include the following:

•	service features targeted at the needs of the mainstream market;

•	reasonable and affordable pricing;

•	low capital expenditure cost structure;

•	commercial relationships with existing network service providers;

•	network and device independence;

•	reliability and availability of service;

•	ease of installation and use; and

•	vendor reputation and brand.

We believe that we compete favorably based on these factors. Many of our current and potential competitors have greater name recognition, longer operating histories, larger subscriber bases and significantly greater financial resources than we have. They may be able to devote greater resources to product development and marketing and sales than we can. As a result, they may be able to respond more quickly to new technologies and changes in customer requirements than we can. Furthermore, these competitors may be able to adopt more aggressive pricing policies and offer customers more attractive terms, including potentially providing a competing solution at little or no cost as part of a bundled product offering. We cannot assure you that our current and future competitors will not offer or develop products or services that are superior to ours or achieve greater market acceptance than ours or that we will be able to compete effectively against them.

Intellectual Property

Our success is dependent in part upon our ability to develop and preserve our technology and to operate our business without infringing on the proprietary rights of others. We rely on a combination of patents, trademarks, domain name registrations, trade secret laws and contractual restrictions to enforce our rights in our intellectual property. We seek to limit disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute confidentiality agreements. While the protection of our intellectual property is important to our business, because of the rapid pace of innovation within the telecommunications and information services industries, we believe that factors such as the technological and creative skills of our personnel, our focus upon our subscribers’ needs and timely and effective customer support are more important to the success of our business.

We are the owner of United States Patent Number 6,477,246, which was issued in November 2002, and expires in March 2020, which relates to the method and systems for providing Internet call waiting services. In addition, we have seven patent applications pending in the United States relating to telephony, fax processing and billing. We cannot assure you that patents will be issued from pending or future applications or that, if patents are issued, they will not be challenged, invalidated or circumvented, or that any rights granted thereunder will provide meaningful protection or other commercial advantage to us. Moreover, we cannot assure you that any patent rights will be upheld in the future or that we will be able to preserve any of our other intellectual property rights.

We hold nine registered trademarks in the United States, including a registered mark on the name “CallWave.” We also have a pending application for a stylized service mark for “CW.”

We license intellectual property from third parties and incorporate such intellectual property into our services. These relationships are generally non-exclusive and have a limited duration. Moreover, we have certain obligations with respect to non-use and non-disclosure of such intellectual property. We cannot assure you that the steps we have taken to prevent infringement or misappropriation of our intellectual property or the intellectual property of third parties will be successful.

See the sections titled “Risk Factors—Our intellectual property protections may not be sufficient to enable us to enforce our proprietary technology” and “—Other persons may assert claims that our business operations or technology infringe their intellectual property rights.”

Employees

As of March 31, 2004, we had 78 full-time employees: 36 are in research and development, 27 are in operations and customer care, 8 are in sales and marketing and 7 are in general and administrative functions. None of our employees are covered by collective bargaining agreements. We believe that our relations with our employees are good.

Facilities

Our corporate headquarters are located at 136 West Canon Perdido Street, Santa Barbara, California, where we lease approximately 7,800 square feet under two leases that each expire in July 2005. We do not have an option to extend the term of either lease. We conduct our research and development and sales and marketing activities at these facilities.

We lease approximately 4,800 square feet at 925 De La Vina Street, Santa Barbara, California. We conduct our customer care, human resources, accounting and general operations at these facilities. The term of the lease expires in May 2005. We have two options to extend the term of the lease for an additional 24 months each.

Liberty Telecom leases approximately 1,400 square feet of office space in Reno, Nevada to house and operate its telecommunications switching equipment. The lease expires in December 2007. Liberty Telecom has four options to extend the term of the lease for an additional 60 months each.

Liberty Telecom also leases equipment facilities of approximately 150 square feet in Las Vegas, Nevada pursuant to a co-location agreement to house and operate certain telecom switching equipment. The co-location agreement expires in August 2005. Liberty Telecom has five options to renew the term of the Agreement for an additional 24 months each.

Legal Proceedings

We are not a party to any material pending legal proceedings. We may from time to time, however, become subject to lawsuits in the ordinary course of our business, and any such lawsuit could substantially harm our business.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors, their ages and the positions they held as of April 30, 2004.

Name	Age	Position
Peter V. Sperling (1)(2)(3)	44	Chairman and Director
David F. Hofstatter	44	President, Chief Executive Officer and Director
Jason S. Spievak	36	Chief Financial Officer and Director
David S. Trandal	45	Vice President of Operations, Secretary and Director
Colin D. Kelley	39	Chief Technology Officer
David A. Giannini	39	Vice President of Engineering
David J. Brahm	53	Vice President of Marketing
Barry W. Rubenstein	61	Director
Robert Senoff (1)(2)(3)	41	Director
Jerry Murdock (1)(2)(3)	46	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the corporate governance and nominating committee.

Peter V. Sperling is a co-founder and has been our chairman since December 1999. Since 1998, Mr. Sperling has served as senior vice president of Apollo Group, Inc., the parent company of the University of Phoenix. Mr. Sperling also serves on the board of directors of Apollo Group, Inc. Mr. Sperling is also the chairman and a founder of Communication Services, Inc., a communications tower developer. Mr. Sperling received a bachelor of arts degree in economics from the University of California, Santa Barbara, and a masters of business administration degree from the University of Phoenix.

David F. Hofstatter is a co-founder and has served as a director since our inception. Mr. Hofstatter served as our acting chief executive officer from November 2002 through November 2003 and was named chief executive officer in November 2003. He has served as our president from March 2000 to November 2003 and previously served as our executive vice president from January 1999 to March 2000. Mr. Hofstatter received a bachelor of arts degree in economics from the University of California, Santa Barbara.

Jason S. Spievak has been our chief financial officer since January 2004 and became a director in January 2004. Mr. Spievak also served as vice president of business development from June 2001 to December 2003. Prior to joining us, Mr. Spievak served as senior vice president of business development of Santa Barbara Technology Group, an investment company, from May 2000 to June 2001, and as vice president of Broadview International, an investment bank, from August 1998 to April 2000. Mr. Spievak received a bachelor of arts degree in political science from the University of California, Santa Barbara and a masters of business administration degree from Northwestern University.

David S. Trandal is a co-founder and has served as our vice president of operations, secretary and a director since our inception. Mr. Trandal has also served as president of Liberty Telecom, LLC, our wholly-owned subsidiary, since March 1999. Mr. Trandal received a bachelor of science degree in engineering from the University of Arizona and a masters of science degree in engineering from Stanford University.

Colin D. Kelley has served as our chief technology officer since December 2000. From March 2000 to November 2000, Mr. Kelley also served as our engineering director. Prior to joining us, Mr. Kelley served as staff scientist for Unisys/Pulsepoint, a communications technology company, from January 1996 to March 2000. Mr. Kelley received a bachelor of science degree in electrical engineering and computer science from Villanova University.

David A. Giannini has served as our vice president of engineering since December 2000. From April 2000 to December 2000, Mr. Giannini also held the position of engineering director. From June 1986 to April 2000, Mr. Giannini served as technical manager for Digital Sound Company, a digital signal processing technology company. Mr. Giannini received a bachelor of science degree and a masters of science degree, both in computer science, from the University of California, Santa Barbara.

David J. Brahm has served as our vice president of marketing since December 2000. From November 1999 to December 2000, Mr. Brahm also served as our vice president of engineering. From June 1997 to November 1999, Mr. Brahm served as vice president of marketing for CrystalVoice Communications Corporation, an enterprise voice communication software company. Mr. Brahm received a bachelor of science degree in electrical engineering from the University of Connecticut and a masters of science degree in electrical engineering from Stanford University.

Barry W. Rubenstein has served as a director since March 2000. He has been the general partner of Woodland Venture Fund since 1976, Seneca Ventures since 1979, Woodland Partners since 1985 and Wheatley Partners II, L.P. since 1992. Mr. Rubenstein is also a principal of 21st Century Communications Partners, L.P, Wheatley Partners, L.P., Wheatley MedTech Partners, L.P., Wheatley Partners Annex Fund, L.P., Wheatley Partners II Annex Fund, L.P. and Wheatley Partners III, L.P. Mr. Rubenstein received a bachelor of science degree in electrical engineering from the City College of New York and a masters of science degree in computer sciences from New York University.

Robert Senoff has served as a director since July 2000. Mr. Senoff has been a managing member of New Millennium Venture Partners, LLC since September 1998 and New Millennium Venture Partners II, LLC since September 1999. Mr. Senoff received a bachelor of science degree in chemical engineering and in engineering management from Purdue University, and a masters of business administration degree from the Wharton School at the University of Pennsylvania.

Jerry Murdock has served as a director since February 2004. Since January 1996, Mr. Murdock has been a managing director of Insight Venture Partners and affiliates. Mr. Murdock is a member of the board of directors of Quest Software, an enterprise software company. Mr. Murdock received a bachelor of arts degree in political science from San Diego State University.

Board of Directors

Our board has determined that a majority of the members of our board of directors are independent directors under the current Nasdaq National Market rules and regulations. There are no family relationships between any of our directors or executive officers.

Classified Board

Our certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result,

approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our certificate of incorporation will provide that the number of directors will be fixed in the manner provided in the bylaws.

Our directors have been divided among the three classes as follows:

•	the Class I directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2005;

•	the Class II directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2006; and

•	the Class III directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2007.

Board Committees

Our board currently has three committees: the audit committee, the compensation committee and the corporate governance and nominating committee.

Audit Committee

The members of our audit committee are Messrs. Murdock, Senoff and Sperling. Mr. Sperling chairs the audit committee. The purpose of our audit committee is to oversee our accounting and financial reporting processes, internal systems of control, independent auditor relationships and the audits of our financial statements. Specific responsibilities of our audit committee include:

•	appointing, evaluating and retaining our independent auditors to audit our financial statements;

•	discussing the scope and results of the audit with the independent accountants, and reviewing with management and the independent accountants our interim and year-end operating results;

•	considering the adequacy of our internal accounting controls and audit procedures;

•	pre-approving all audit and permissible non-audit services to be performed by the independent accountants, as required by applicable laws;

•	overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing with management and our auditors any earnings announcements and other public announcements regarding our results of operations; and

•	preparing the report that the SEC requires in our annual proxy statement.

Compensation Committee

The members of our compensation committee are Messrs. Murdock, Senoff and Sperling. Mr. Sperling chairs the compensation committee. The purpose of our compensation committee is to assist our board of directors in determining the compensation of our executive officers, directors and employees. Specific responsibilities of our compensation committee include:

•	reviewing and determining the compensation of our executive officers;

•	administering our stock incentive and employee stock purchase plans; and

•	reviewing and making recommendations to our board with respect to incentive compensation and equity plans.

Corporate Governance and Nominating Committee

The members of our corporate governance and nominating committee are Messrs. Murdock, Senoff and Sperling. Mr. Sperling chairs the corporate governance and nominating committee. The purpose of our corporate governance and nominating committee is to assist our board of directors by identifying individuals qualified to become members of our board of directors and to develop our corporate governance principals. Specific responsibilities of our corporate governance and nominating committee include:

•	identifying, evaluating and recommending nominees to our board of directors and committees of our board of directors;

•	conducting searches for appropriate directors;

•	evaluating the performance of our board of directors and of individual directors; and

•	reviewing developments in corporate governance practices, evaluating the adequacy of our corporate governance practices and reporting and making recommendations to the board concerning corporate governance matters.

Director Compensation

Our directors historically have not received cash fees as compensation for their services. Directors are reimbursed for their reasonable out-of-pocket travel expenditures incurred with respect to their attendance at meetings of the board of directors and its committees. Our directors are also eligible to participate in our stock option plans. We intend to provide cash compensation to our directors, including an annual cash retainer and cash fees for attending meetings of the board and its committees.

Compensation Committee Interlocks and Insider Participation

Members of our compensation committee are Messrs. Murdock, Senoff and Sperling. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Executive Compensation

Summary 2003 Compensation Table

The following table sets forth information regarding the compensation earned for services rendered to us in all capacities by the two individuals who served as our chief executive officer in the last fiscal year and our four other most highly compensated executive officers during fiscal 2003. We refer to these officers in this prospectus as the named executive officers.

Name and Title	Annual Compensation		Long-Term Compensation	All Other Compensation (2)
	Salary	Bonus	Securities Underlying Options (1)
David F. Hofstatter, President and Chief Executive Officer(3)	$192,787	$20,000	—	$4,692
Robert A. Dolan, Former Chief Executive Officer(4)	175,000	—	—	4,991
Jason S. Spievak, Chief Financial Officer(5)	200,000	—	—	6,813
David J. Brahm, Vice President of Marketing	182,499	30,000	30,000	4,942
David A. Giannini, Vice President of Engineering	180,923	15,000	20,000	4,692
Colin D. Kelley, Chief Technology Officer	180,000	10,000	20,000	4,941

(1)	All options are exercisable for shares of common stock.
(2)	This column includes compensation in the form of premiums paid by us for the life and health insurance policies of the named executive officers.
(3)	Mr. Hofstatter served as our acting chief executive officer from November 2002 through December 2003 and was named chief executive officer in December 2003.
(4)	Mr. Dolan was our chief executive officer until November 2002.
(5)	Mr. Spievak was promoted from vice president of business development to chief financial officer on January 1, 2004.

Option Grants in Fiscal 2003

The following table sets forth information concerning stock option awards made to each of the named executive officers during fiscal 2003. All options granted to these executive officers in fiscal 2003 were granted under the 2000 Option Plan.

Name	Individual Grants				Potential Realizable Value at Assumed Annual Rate of Stock Appreciation for Option Term
	Number of Securities Underlying Options	Percentage of Total Options Granted to Employees in	Exercise Price per	Expiration
	Granted	Fiscal 2003 (1)	Share	Date	5%		10%
David F. Hofstatter	—	—	—	—		—		—
Robert A. Dolan	—	—	—	—		—		—
Jason S. Spievak	—	—	—	—		—		—
David J. Brahm (2)	30,000	9%	$1.50	8/9/12	$		$
David A. Giannini (3)	20,000	6	1.50	2/10/13
Colin D. Kelley (4)	20,000	6	1.50	2/18/13

(1)	Percentages are based on options to purchase an aggregate of 336,150 shares of common stock granted to our employees during fiscal 2003.
(2)	As of April 30, 2004, 12,500 shares were vested and exercisable.
(3)	As of April 30, 2004, 10,000 shares were vested and exercisable.
(4)	As of April 30, 2004, 9,167 shares were vested and exercisable.

The shares underlying the options generally vest as follows: 1/8th of the shares vest after six months, and 1/48th of the shares vest over each of the remaining 42 months. No stock appreciation rights have been granted to these individuals.

The amounts shown in the table above as potential realizable value represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These amounts represent assumed rates of appreciation in the value of our common stock from the fair market value on the date of grant. Potential realizable values in the table above are calculated by:

•	multiplying the number of shares of our common stock subject to the option by the assumed initial public offering price per share of $ ;

•	assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rates shown in the table for the entire 10-year term of the option; and

•	subtracting from that result the total option exercise price.

The 5% and 10% assumed rates of appreciation are suggested by the rules of the SEC and do not represent our estimate or projection of the future common stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock.

Option Values at June 30, 2003

None of the executive officers named in the summary compensation table exercised options during fiscal 2003. The following table sets forth the number of shares of our common stock subject to exercisable and unexercisable stock options held as of June 30, 2003 by the named executive officers. The value of unexercised “in-the-money” options represents the difference between an assumed initial public offering price of $             per share and the exercise price of each outstanding stock option.

	Number of Securities Underlying Unexercised Options at June 30, 2003		Value of Unexercised In-the-Money Options at June 30, 2003
Name	Exercisable	Unexercisable	Exercisable		Unexercisable
David F. Hofstatter	—	—		—		—
Robert A. Dolan	—	—		—		—
Jason S. Spievak	239,376	119,688	$		$
David J. Brahm (1)	364,583	65,417
Colin D. Kelley	96,250	43,750
David A. Giannini	71,249	48,751

(1)	Mr. Brahm also has an option that is currently exercisable to purchase 20,000 shares of common stock from Delphi Ventures, LLC.

Additional Option Grants to Named Executive Officers

In the period from July 1, 2003 through April 30, 2004, we granted:

•	David F. Hofstatter an option for the purchase of 200,000 shares of common stock at an exercise price of $1.65 per share;

•	Colin P. Kelley an option for the purchase of 37,500 shares of common stock at an exercise price of $1.50 per share;

•	David A. Giannini an option to purchase 60,000 shares at an exercise price of $1.50 per share; and

•	Jason S. Spievak options for the purchase of 143,625 shares of common stock at an exercise price of $1.00 per share, which were fully vested at the time of grant, 250,000 shares of common stock at an exercise price of $1.50 per share, which were fully vested at the time of grant, 159,580 shares of common stock at an exercise price of $0.001 per share, which were fully vested at the time of grant, and 16,000 shares of common stock at an exercise price of $1.50 per share, which were fully vested at the time of grant.

Employment Agreements

We have entered into written employment agreements with Mr. Hofstatter and Mr. Spievak. Each of the employment agreements has the following principal terms:

•	the term is three years beginning April 27, 2004;

•	we will annually review the employee’s compensation and determine whether it should be increased for the following year;

•	the employee is entitled to participate in our stock option plans and receive other company-sponsored benefits, although we are not obligated to grant the employee any option or an option covering any particular number of shares of common stock; and

•	the agreement is terminable at will by either party at any time, but provides for severance payments equal to 12 months salary and health insurance premiums in the event of termination of the employee by us without cause, or by the employee following a change of control of the company or because we break our obligations under the employment agreement, reduce their compensation or certain key benefits, materially reduce their duties and authority, or require them to relocate more than 25 miles away from Santa Barbara, California.

The annual compensation payable to Mr. Hofstatter initially is as follows:

•	salary of $200,000;

•	discretionary cash bonus of up to $60,000; and

•	eligibility to receive a stock option for up to 100,000 shares of common stock.

The annual compensation payable to Mr. Spievak initially is as follows:

•	salary of $200,000;

•	discretionary cash bonus of up to $35,000; and

•	eligibility to receive a stock option for up to 50,000 shares of common stock.

Change of Control

The plan administrator of the 2004 Stock Incentive Plan has the authority to provide for accelerated vesting of the shares of common stock subject to outstanding options held by the named executive officers and any other person in connection with a change of control.

Employee Benefit Plans

2004 Stock Incentive Plan

Our 2004 Stock Incentive Plan was adopted by our board of directors in April 2004, and is subject to approval by our stockholders. The following summary is qualified in its entirety by the specific language contained in our 2004 Stock Incentive Plan.

Purpose.    The purpose of our 2004 Stock Incentive Plan is to provide incentives to enable our officers, employees, directors and consultants to acquire or increase a proprietary interest in us and our success.

Share reserve.    We have reserved 2,800,000 shares of our common stock for issuance under the 2004 Stock Incentive Plan.

That number of shares reserved for issuance under the 2004 Stock Incentive Plan is automatically increased on July 1, 2005, and each July 1 thereafter until and including July 1, 2014, by an amount equal to the lowest of:

•	5.0% of the number of shares of common stock issued and outstanding on the immediately preceding June 30;

•	2,000,000 shares of common stock; or

•	Such number of shares of common stock as determined by our board of directors.

If an outstanding option expires, is cancelled, or is otherwise terminated, the shares subject to the option again shall be available for grant under our 2004 Stock Incentive Plan. Similarly, if unvested shares of restricted stock are repurchased by us, the repurchased shares again shall be available for grant.

Administration.    Our board of directors administers our 2004 Stock Incentive Plan, although the board may appoint a committee to administer the plan. The administrator has the power to determine the terms of the awards granted, not inconsistent with the terms of the 2004 Stock Incentive Plan, including the exercise/purchase price, the number of shares subject to each award, and the award’s vesting schedule.

Eligibility.    Employees are eligible to receive grants of incentive stock options under our 2004 Stock Incentive Plan. Employees, officers, members of our board of directors and consultants are eligible to receive nonqualified stock options and restricted stock.

Stock options.    Our 2004 Stock Incentive Plan provides for the grant of incentive and nonstatutory stock options to purchase shares of our common stock. The exercise price of an option is set by the administrator at the time of the grant; provided, however, that (1) the exercise price of an incentive option may not be less than the fair market value of common stock on the date of the grant (and in the case of a grant to an individual who owns at least 10% of the voting power of all classes of our outstanding capital stock, or a 10% stockholder, not less than 110% of the fair market value on the date of grant), and (2) the exercise price of a nonqualified option may be equal to, less than, or more than the fair market value of the common stock on the date of the grant. Payment of the exercise price of an option may be made, in the discretion of the administrator, in whole or in part in the form of (1) cash, (2) shares of our common stock (valued at its then fair market value), (3) by withholding shares then issuable, (4) by promissory note, or (5) otherwise as permitted by law, in the Administrator’s discretion.

Options expire no later than the tenth anniversary of the date of grant (and in the case of an incentive stock option granted to a 10% stockholder, the fifth anniversary of the date of grant). Upon termination of employment, an option may be exercised, to the extent then vested, for thirty days in the event of a termination for cause (as defined in the plan), for 180 days in the event of death or disability, and three months otherwise. However, an option may never be exercised later than the expiration of its term.

Restricted stock.    Restricted stock awards are awards of shares of our common stock that vest at such times as designated by the administrator. The purchase price is determined by the administrator, and may be equal to, less than, or more than the fair market value of our common stock on the date of grant. Shares that do not vest will be subject to our right to repurchase upon the termination of the holder’s service to us. The repurchase price will be the price per share paid by the holder when he or she originally purchased the shares.

Adjustments.    In the event of a stock split, reverse stock split, stock dividend, combination, or reclassification of our common stock, or similar change in our capital structure, corresponding adjustments will be made to: (1) the number of shares of stock subject to outstanding awards and the number of shares authorized for issuance under our 2004 Stock Incentive Plan, and (2) the exercise/purchase price of outstanding awards.

Change in control.    If we are merged with or into another company as a result of which we are not the surviving corporation, or if we sell all or substantially all of our assets: (1) outstanding options will terminate unless assumed or substituted for by the successor corporation and (2) we will have a right to repurchase all unvested shares of restricted stock unless restricted stock awards are assumed or substituted for by the successor corporation. In the event the successor corporation refuses to assume or substitute for outstanding awards, the administrator shall provide notice that (1) outstanding options shall be fully exercisable for a period of 15 days and, to the extent not exercised, will terminate upon the expiration of such 15-day period, and (2) all restrictions with respect to restricted stock will be waived.

Transferability.    Options granted under our 2004 Stock Incentive Plan may be transferred, assigned, pledged or hypothecated by will and the laws of descent and distribution, and otherwise as permitted by the Administrator. Restricted stock may not be sold or otherwise transferred until the shares have vested and all other applicable restrictions have terminated or expired.

Amendments and termination.    Our board of directors may amend, alter, suspend or terminate our 2004 Stock Incentive Plan at any time, provided that no outstanding award may be adversely affected without the optionee’s or stockholder’s consent. Our 2004 Stock Incentive Plan will continue until March 31, 2014, unless our board of directors decides to terminate the plan earlier, but options and shares then outstanding may be exercised and will remain outstanding until they expire or are terminated in accordance with their terms.

2000 Option Plan

Our 2000 Option Plan was adopted by our board of directors and approved by our stockholders in April 2000 and last amended in August 2001. Our 2000 Option Plan provides for the grant of incentive stock options to our employees and incentive and nonqualified stock options and restricted stock to our employees, directors and consultants. The administrator of our 2000 Option Plan (our board of directors) determines the terms and conditions of all awards granted; provided, however, that (1) the term of options may not be more than ten years (and in the case of an incentive stock option granted to a 10% stockholder, five years), and (2) the exercise price of incentive stock options must be no less than 100% (110% if granted to a 10% stockholder) of the fair market value of the covered shares on the date of grant. We have terminated the 2000 Option Plan effective at the closing of the offering, and no further awards may be granted after that date. As of April 30, 2004, there were outstanding options granted under the 2000 Option Plan covering a total of 2,460,486 shares of common stock.

Upon termination of service, and unless the administrator provides otherwise, an individual may exercise his or her outstanding options, to the extent then vested, for 180 days if the termination is a result of death or disability and for 90 days for termination for any other reason besides termination for cause (as defined in the plan). In the event of a termination for cause, outstanding options expire immediately. Notwithstanding the foregoing, in no event may an option be exercised following the expiration of its term.

In the event of a reorganization, merger, consolidation, liquidation or sale or other disposition of substantially all of our capital stock or assets to a third party, unexercised options will remain outstanding, and upon exercise, optionees will be entitled to receive the same consideration that common stockholders received in the transaction. Alternatively, our board of directors may decide to provide (1) optionees with the right to exercise outstanding options as to all of the shares, including shares that otherwise would not be exercisable, and (2) that outstanding options, to the extent not exercised, will terminate prior to the effective date of the transaction.

1999 Option Plan

Our 1999 Option Plan was adopted by our board of directors and approved by our stockholders in February 1999. Our 1999 Option Plan provides for the grant of incentive stock options to our employees and incentive and nonqualified stock options to our employees, directors and consultants. The administrator of our 1999 Option Plan (our board of directors) determines the terms and conditions of all options granted; provided, however, that (1) the term of options may not be more than ten years (and in the case of an incentive stock option granted to a 10% stockholder, five years), and (2) the exercise price of incentive stock options must be no less than 100% (110% if granted to a 10% stockholder) of the fair market value of the covered shares on the date of grant. We terminated the 1999 Option Plan effective in April 2000. As of April 30, 2004, there were outstanding options granted under the 1999 Option Plan covering a total of 1,056,620 shares of common stock.

Upon termination of service, and unless the administrator provides otherwise, an individual may exercise his or her outstanding options, to the extent then vested, for 180 days if the termination is a result of death or disability and for 90 days for termination for any other reason besides termination for cause (as defined in the plan). In the event of a termination for cause, outstanding options expire immediately. Notwithstanding the foregoing, in no event may an option be exercised following the expiration of its term.

In the event of a reorganization, merger, consolidation, liquidation or sale or other disposition of substantially all of our capital stock or assets to a third party, unexercised options will remain outstanding, and upon exercise, optionees will be entitled to receive the same consideration that common stockholders received in the transaction. Alternatively, our board of directors may decide to provide (1) optionees with the right to exercise outstanding options as to all of the shares, including shares that otherwise would not be exercisable, and (2) that outstanding options, to the extent not exercised, will terminate prior to the effective date of the transaction.

Employee Stock Purchase Plan

Our Employee Stock Purchase Plan was adopted by our board of directors in April 2004 and is subject to approval by our stockholders. We intend to file a registration statement covering the shares available for issuance under our Employee Stock Purchase Plan after the completion of this offering. We will not grant any purchase rights under our Employee Stock Purchase Plan until after that registration statement becomes effective. Our Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code.

Purpose.    The purpose of our Employee Stock Purchase Plan is to advance our interests and the interests of our stockholders by providing an incentive to attract, retain, and reward eligible employees and by motivating such persons to contribute to our growth and profitability.

Share reserve.    We have reserved 200,000 shares of our common stock for issuance under our Employee Stock Purchase Plan. That number is automatically increased on July 1, 2005 and each July 1 thereafter until and including July 1, 2014 by an amount equal to the lowest of:

•	0.85% of the number of shares of common stock issued and outstanding on the immediately preceding June 30;

•	200,000 shares of common stock; or

•	such number of shares of common stock as determined by our board of directors.

Administration.    Our board of directors administers our Employee Stock Purchase Plan, although the board may appoint a committee to administer the plan. The administrator has full authority to interpret the terms of the Employee Stock Purchase Plan and to determine the relevant terms and conditions of purchase rights granted under the Employee Stock Purchase Plan.

Eligibility.    An employee is eligible to participate if we customarily employ him or her for more than 20 hours per week and more than five months in any calendar year. Eligible employees may begin participating in our Employee Stock Purchase Plan at the start of any offering period. Employees who own stock or who hold options to purchase our stock totaling five percent or more of the combined voting power of our stock are not eligible to participate in our Employee Stock Purchase Plan.

Offering periods.    Our Employee Stock Purchase Plan is implemented by sequential offering periods of approximately six months or such other duration (not to exceed 27 months) as the administrator shall determine.

Amount of contributions.    Our Employee Stock Purchase Plan permits eligible employees to purchase our common stock through payroll deductions. Each employee’s payroll deductions may not exceed 15% of the employee’s cash compensation. Purchases of our common stock generally will occur on the last day of each offering period; provided, however, that no employee may purchase shares with a fair market value (determined on the first day of the offering period) in excess of $12,500 during any six month offering period.

Purchase price.    The price of each share of common stock purchased under our Employee Stock Purchase Plan will be equal to 85% of the lower of:

•	the fair market value per share of our common stock on the first day of the offering period; and

•	the fair market value per share of our common stock on the purchase date.

Withdrawal.    Employees may end their participation in our Employee Stock Purchase Plan at any time by delivering a notice of withdrawal on a form we provide. Participation ends automatically upon termination of employment with us. Upon termination of participation, the individual’s accumulated payroll deductions will be returned without interest as soon as practicable.

Adjustments.    The total number and class of shares of our common stock offered under our Employee Stock Purchase Plan, the share limitation on each purchase date, the number of shares automatically added to our Employee Stock Purchase Plan each year, and the purchase price of shares of our common stock will be appropriately adjusted to prevent the dilution or enlargement of rights available under the Employee Stock Purchase Plan in the event of any change in our common stock effected without receipt of consideration, whether through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares, or similar change in our capital structure, or in the event of payment of a dividend or distribution to our stockholders in a form other than shares that has a material effect on the fair market value of our shares of common stock.

Change of control.    In the event of a change of control the successor corporation may assume the rights and obligations under our Employee Stock Purchase Plan. If the successor corporation elects not to assume the rights and obligations, then the purchase date of the current offering period shall be moved to a date before the effective date of the transaction, a new purchase shall occur on such date and all rights shall terminate as of the effective date of the transaction.

Amendments and termination.    Our board of directors may amend, suspend or terminate our Employee Stock Purchase Plan at any time; provided, however, that no such amendment, suspension or termination may adversely affect purchase rights previously granted without the holder’s consent. Notwithstanding the foregoing, our board of directors may take certain actions without the consent of participants if the continuation of our Employee Stock Purchase Plan would result in unfavorable financial accounting consequences.

2003 Cash Bonus Plan

Our 2003 Cash Bonus Plan was adopted by our board of directors, effective September 2003, and was approved by our stockholders in January 2004. The purpose of the 2003 Cash Bonus Plan is to provide an effective tool for rewarding certain long-term employees and providing them with an incentive to remain employed with us.

Under the 2003 Cash Bonus Plan, our board of directors has approved $600,000 to fund cash bonuses payable in connection with the closing of a liquidity event, for example, either the closing of this offering or the acquisition of CallWave by a third party, to such eligible employees and in such respective amounts as our Chief Executive Officer determines to be appropriate. In either such event, the amount payable to eligible employees under the 2003 Cash Bonus Plan will be paid as a first-priority expense, prior to any liquidation preference payable to holders of preferred stock, and prior to any payment to the holders of common stock. Our chief executive officer is not eligible to receive any bonus under our 2003 Cash Bonus Plan.

401(k) Plan

We maintain a profit sharing/401(k) plan, which is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code. This plan allows each participant to contribute up to 60% of his or her pre-tax compensation, up to a statutory limit, which is $13,000 in calendar year 2004 (although certain eligible employees may elect to contribute an additional amount, up to $3,000 in calendar year 2004, as a catch-up contribution). Under the plan, each employee is fully vested in the employee’s deferred salary contributions. The plan also permits us to make discretionary contributions and matching contributions. To date, we have not made any discretionary or matching contributions to the plan on behalf of participating employees.

Limitation of Liability and Indemnification of Officers and Directors

Our certificate of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on behalf of us. In addition, our certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors. We have obtained liability insurance which will insure our directors and officers against certain losses and which will insure us against our obligations to indemnify our directors and officers.

In addition, we have entered into indemnification agreements with each of our directors and officers. These agreements, among other things, require us to indemnify each director and officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or officer. We also maintain directors and officers liability insurance.

At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees or agents where indemnification would be required or permitted. We believe that these provisions in our certificate of incorporation and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

We are aware that the Securities and Exchange Commission considers indemnification for liabilities arising under the Securities Act to be against public policy. Even if our indemnification of our directors, officers and controlling persons is permitted under indemnification agreements, it could be unenforceable as a matter of public policy.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since July 1, 2000, we have not been a party to, and we have no plans to be a party to, any transaction or series of similar transactions in which the amount involved exceeded or will exceed $60,000 and in which any current director, executive officer, holder of more than 5% of our capital stock, or entities affiliated with them, had or will have a material interest, other than as described above in the section titled “Management” and in the transactions described below.

Delaware Reincorporation

CallWave, Inc., a California corporation, or CallWave California, was organized on August 10, 1998, and is our predecessor. Immediately prior to the consummation of this offering, we will acquire all of the business, assets and liabilities of CallWave California by merger.

Amended and Restated Investor Rights Agreement

We have entered into an agreement with our preferred stockholders, and certain of our warrant holders, including entities with which certain of our directors are affiliated, that provides for certain rights relating to the registration of shares of our common stock issuable upon conversion of the preferred stock or warrants. These rights will survive this offering and will terminate at such time as each holders’ securities can be sold within a 90-day period without compliance with the registration requirements of the Securities Act pursuant to Rule 144, but in any event no later than the five-year anniversary of this offering. The directors, executive officers and holders of 5% of our capital stock that are parties to this agreement are Mr. Sperling, Mr. Hofstatter, Mr. Rubenstein, Mr. Senoff, Mr. Murdock, affiliates of Insight Venture Associates IV, LLC and New Millennium Partners.

Stockholders Agreement

We entered into a stockholders agreement with certain of our major stockholders on February 12, 2004, pursuant to which such major stockholders agreed to vote in favor of electing an individual to the board of directors designated by affiliates of Insight Venture Associates IV, LLC. Such affiliates are also entitled to designate one individual as a non-participating observer to be present at meetings of the board of directors. The stockholders agreement terminates upon completion of this offering.

Irrevocable Proxy and Voting Agreement

Peter Sperling has entered into an irrevocable proxy and voting agreement with affiliates of Insight Venture Associates IV, LLC, entities with which Mr. Murdock is affiliated, pursuant to which Mr. Sperling has been granted an irrevocable proxy to vote 1,962,375 shares beneficially owned by those entities. Mr. Sperling’s right to vote such shares is limited in regard to the ability to vote on certain matters affecting us. The irrevocable proxy terminates upon completion of this offering.

Other Transactions

In April 2001, we issued a $2,000,000 convertible note bearing interest at 9% per year to Mr. Sperling. In August 2001, this convertible note, plus accrued interest of $75,000 was converted into 763,665 shares of our Series E preferred stock.

In April 2001, Delphi Ventures, LLC, one of our stockholders that is controlled by Mr. Dolan, our former chief executive officer and a former member of our board of directors, granted to Mr. Sperling an option to purchase 250,000 shares of our common stock owned by Delphi Ventures, LLC at an exercise price of $1.00 per share. Mr. Sperling exercised that option on May 5, 2004.

In November 2002, we entered into a loan agreement with Mr. Dolan under which we agreed to lend up to $78,000 to Mr. Dolan. That loan was secured by a pledge of shares of our common stock. The entire principal of and interest on that loan were repaid in full on February 12, 2004, and the loan agreement terminated on that date.

In February 2004, affiliates of Insight Venture Associates IV, LLC, purchased in the aggregate from certain of our stockholders 300,000 outstanding shares of our common stock at a purchase price of $1.25 per share, 1,300,000 outstanding shares of our common stock at a purchase price of $1.50 per share and 3,000,000 outstanding shares of our Series E preferred stock at a purchase price of $3.30 per share. The selling stockholders included Mr. Sperling, Mr. Hofstatter, Mr. Trandal and Delphi Ventures. In that transaction, we provided certain representations to the purchasing stockholders, and granted to those purchasing stockholders the right to convert their shares of Series E preferred stock into shares of our Series E-1 preferred stock.

In February 2004, we entered into an agreement with Insight Venture Management, LLC, an affiliate of Insight Venture Associates IV, LLC, to make available to us certain of Insight’s business development personnel to assist us with market assessment, research and analysis. Under the terms of this agreement, we pay Insight $75,000 per year, payable in four quarterly installments at the end of each calendar quarter. Either party may terminate this agreement at any time.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of April 30, 2004, as adjusted to reflect the sale of the shares of common stock offered in this offering and held by the following persons:

•	each person, or “group” of persons as the term is used in section 13(d)(3) of the Exchange Act, known by us to be the beneficial owner of more than five percent of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, based on the information furnished to us and subject to community property laws where applicable, the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

This table lists applicable percentage beneficial ownership based on 24,839,483 shares of common stock outstanding as of April 30, 2004, including shares of preferred stock, on an as-converted basis, and also lists applicable percentage ownership based on              shares of common stock outstanding after the closing of the offering. Options and warrants to purchase shares of our common stock that are exercisable within 60 days of April 30, 2004, are deemed to be beneficially owned by the persons holding these options or warrants for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other persons’ ownership percentage.

Unless otherwise indicated, the address for each beneficial owner is 136 West Canon Perdido Street, Suite A, Santa Barbara, California 93101.

Name of Beneficial Owner	Shares Issuable Pursuant to Options/Warrants Exercisable Within 60 Days of April 30, 2004	Number of Shares Beneficially Owned	Percentage of Shares Outstanding
			Before Offering	After Offering
5% Stockholders
Insight Venture Associates IV, LLC (1) 680 Fifth Avenue, New York, New York 10019	—	5,050,000	20.3%	%
New Millennium Partners, and affiliated entities (2) 222 Columbus Avenue, Suite 412, San Francisco, California 94133	312,500	2,025,154	8.1

Executive Officers and Directors
Peter V. Sperling (3)	542,500	6,459,388	25.4
Jerry Murdock (1)	—	5,050,000	20.3
David F. Hofstatter (4)	—	2,701,138	10.9
Barry W. Rubenstein (5)	281,250	2,212,115	8.8
Robert Senoff (2)	312,500	2,025,154	8.1
Robert A. Dolan, former chief executive officer (6)	—	1,828,762	7.4
David S. Trandal (7)	—	1,182,345	4.8
Jason S. Spievak	928,269	928,269	3.6
David J. Brahm (8)	433,750	433,750	1.7
Colin D. Kelley	110,250	125,000	*
David A. Giannini	99,374	99,374	*
Executive officers and directors as a group (11 persons)	2,707,893	22,795,295	82.7

*	Represents less than 1% of the outstanding shares of common stock.

(1)	Consists of: (i) 3,992,485 shares held by Insight Venture Partners IV, LP; (ii) 533,762 shares held by Insight Venture Partners (Cayman) IV, LP; (iii) 492,029 shares held by Insight Venture Partners IV (Co-Investors), LP; and (iv) 31,724 shares held by Insight Venture Partners IV (Fund B), LP (together with Insight Venture Partners IV, LP, Insight Venture Partners (Cayman) IV, LP, and Insight Venture Partners IV (Co-Investors), LP, or the Insight Funds). Voting power over certain matters relating to 1,962,375 of the total shares beneficially owned by the Insight Funds has been delegated to Mr. Sperling pursuant to an irrevocable proxy and voting agreement which is described in “Management – Voting Agreements,” which terminates upon the closing of this offering. Insight Venture Associates IV, LLC, or Insight Associates, is the general partner of each of the Insight Funds and may be deemed to beneficially own the shares held by the Insight Funds. Mr. Murdock, a director of our company, may be deemed to beneficially own the shares held by the Insight Funds because he is the designated managing member of Insight Associates, the general partner of the Insight Funds and, therefore, has voting and dispositive power over such shares, except to the extent that voting power has been delegated to Mr. Sperling. The foregoing is not an admission by Insight Associates or Mr. Murdock that such persons are the beneficial owners of the shares held by the Insight Funds. Mr. Murdock disclaims beneficial ownership of the shares and options held by the Insight Funds, except to the extent of his pecuniary interest therein.
(2)	Consists of: (i) 625,000 shares held by New Millennium Partners–CallWave; (ii) 756,643 shares and warrants to purchase 217,395 shares held by New Millennium Partners II; and (iii) 331,011 shares and warrants to purchase 95,105 shares held by New Millennium Partners II Non-Q. Mr. Senoff disclaims beneficial ownership of the shares and warrants held by the affiliated entities listed above, except to the extent of his pecuniary interest therein.
(3)	Includes: (i) 4,694,174 shares and a warrant to purchase 167,500 shares and (ii) 1,222,714 shares and a warrant to purchase 125,000 shares held by the John G. Sperling, 1994 Irrevocable Trust. Excludes 1,962,375 shares over which Mr. Sperling has voting power for certain matters pursuant to an irrevocable proxy which has been granted by the entities listed in (1) above and will terminate upon the closing of this offering. See the section titled “Management — Voting Agreements.” These figures also include an option to purchase 250,000 shares from Delphi Ventures, LLC, which was exercised by Mr. Sperling on May 5, 2004. See the section titled “Certain Relationships and Related Transactions – Other Transactions.”
(4)	Does not include 200,000 shares of common stock issuable upon the exercise of stock options which are not exercisable within 60 days of April 30, 2004.
(5)	Consists of : (i) 83,333 shares and a warrant to purchase 200,000 shares; (ii) 669,953 shares held by Wheatley Partners III; (iii) 199,299 shares and a warrant to purchase 25,000 shares held by Woodland Venture Fund; (iv) 191,306 shares held by Wheatley Partners; (v) 184,031 shares and a warrant to purchase 18,750 shares held by Woodland Partners; (vi) 157,633 shares and a warrant to purchase 25,000 shares held by Seneca Ventures; (vii) 146,610 shares held by Wheatley Associates III; (viii) 143,285 shares held by Wheatley Foreign Partners III; (ix) 99,854 shares held by Wheatley Partners II; (x) 39,354 shares and a warrant to purchase 12,500 shares held by Brookwood Partners; and (xi) 16,207 shares held by Wheatley Foreign Partners. Mr. Rubenstein disclaims beneficial ownership of the shares and warrants held by the affiliated entities listed above, except to the extent of his pecuniary interest therein.
(6)	Consists of (i) 1,000,000 shares held by Summerhill Trust, and (ii) 828,762 shares held by Delphi Ventures, LLC. These figures include 250,000 shares held by Delphi Ventures, LLC, which were sold to Mr. Sperling on May 5, 2004. For more information, see the section titled “Certain Relationships and Related Transactions – Other Transactions.” Mr. Brahm has an option to purchase up to 20,000 of the shares held by Delphi Ventures, LLC.
(7)	Does not include 30,000 shares of common stock issuable upon the exercise of stock options which are not exercisable within 60 days of April 30, 2004.
(8)	These shares include an option to purchase up to 20,000 shares held by Delphi Ventures, LLC.

DESCRIPTION OF CAPITAL STOCK

The following summary description of our capital stock is subject to and qualified in its entirety by the provisions of our certificate of incorporation and our bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and the provisions of applicable law. This description gives effect to the conversion of all outstanding shares of preferred stock into common stock, which will occur upon the effectiveness of this prospectus.

Authorized Capital Stock

Immediately following the closing of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.0001 par value, and 10,000,000 shares of preferred stock, $0.0001 par value.

Common Stock

Assuming the conversion of all outstanding shares of our preferred stock into 14,230,941 shares of common stock, as of April 30, 2004, we had 24,839,483 shares of common stock outstanding, held of record by approximately 140 stockholders. In addition, as of April 30, 2004, there were 3,847,311 shares of common stock subject to outstanding options and 1,400,925 shares subject to warrants.

Subject to the rights, preferences and privileges that may be applicable to any preferred stock that may be issued and outstanding at the time, the holders of outstanding shares of common stock have the rights, preferences and privileges set forth below.

Voting rights.    The holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders. The holders of common stock do not have cumulative voting rights with respect to the election of directors.

Dividends.    Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably any dividends that may be declared by the board of directors out of funds legally available for that purpose.

Liquidation rights.    In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets legally available for distribution to stockholders after payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding preferred stock.

Other.    Our common stock has no preemptive or conversion rights, other subscription rights, or redemption or sinking fund provisions. All outstanding shares of common stock are, and the shares of common stock to be issued upon completion of this offering will be, fully paid and non-assessable.

Preferred Stock

Upon the closing of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding).

The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. Although we have no present intention to issue shares of preferred stock, any such issuance, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of CallWave and may adversely affect the trading price of our common stock and the voting and other rights of the holders of common stock.

Warrants to Purchase Our Common Stock

As of April 30, 2004, warrants to purchase 1,240,225 shares of our common stock were issued and outstanding, as follows:

Number of Shares of Common Stock	Exercise Price	Expiration Date
30,000	$1.20	11/1/04
225,000	2.40	12/17/04
17,000	1.50	8/28/04
14,500	0.90	12/8/04
112,500	0.60	8/27/04
80,000	1.50	3/20/05
15,000	0.90	1/7/05
135,000	1.50	4/5/05
22,500	1.50	4/18/05
187,500	1.50	5/31/05
106,250	1.50	7/12/05
18,750	1.50	7/13/05
37,500	1.50	8/14/05
125,000	1.50	9/8/05
19,500	1.50	12/18/05
4,625	1.50	3/22/05
50,000	1.50	5/30/05
39,600	0.33	12/31/08

In addition, as of April 30, 2004, there is one warrant to purchase 160,700 shares of our Series E preferred stock, which is convertible into 160,700 shares of our common stock, at an exercise price of $2.40, which expires on August 11, 2007. Upon consummation of this offering, such warrants will be exercisable only for shares of our common stock. Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations, reclassifications and consolidations.

Registration Rights

The holders of 14,391,641 shares of common stock issuable upon conversion of the preferred stock and exercise of a warrant that were outstanding and unconverted and unexercised, respectively, immediately prior to the consummation of this offering, or the registrable securities, are entitled to have their shares registered by us under the Securities Act under the terms of the Amended and Restated Investor Rights Agreement between us and the holders of these registrable securities. Subject to limitations specified in the agreement, these registration rights include the following:

•	the holders of at least 3,597,911 of the then-outstanding registrable securities may require, on three occasions beginning nine months after the effective date of this prospectus, that we use our reasonable efforts to register the registrable securities for public resale;

•	if, other than in connection with this offering, we register any common stock, either for our own account or for the account of other security holders, the holders of registrable securities are entitled to include their shares of common stock in the registration, subject to the ability of the underwriters to limit the number of shares included in the offering due to marketing factors;

•	any holder of the then-outstanding registrable securities may require us to use our reasonable efforts to register all or a portion of their registrable securities on a Form S-3 registration statement when use of that form becomes available to us, provided that the proposed aggregate selling price is at least $500,000.

We will bear all registration expenses other than underwriting discounts and commissions with respect to all such registrations. All registration rights terminate on the date five years following the consummation of the sale of securities pursuant to this prospectus, or, with respect to each individual holder, such earlier time at which all registrable securities held by the holder (and any affiliate of the holder with whom such holder must aggregate its sales under Rule 144) can be sold each day of any 90 day period pursuant to Rule 144.

Anti-Takeover Law Effects of Delaware Law and Our Certificate of Incorporation and Bylaw Provisions

Provisions of Delaware law and our certificate of incorporation and bylaws could make any effort to acquire us or to remove our incumbent officers and directors more difficult. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate with us before initiating a takeover bid.

We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

•	prior to the date of this transaction, the board of directors approved either the business combination or the transaction in which such stockholder became an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

•	on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

A business combination generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. In general, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock.

Our certificate of incorporation does not provide for the right of stockholders to act by written consent without a meeting or for cumulative voting in the election of directors. Our certificate of incorporation also provides for the board of directors to be divided into three classes, each with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of stockholders, and each of the two other classes of directors will continue to serve for the remainder of their respective three-year term. In addition, our bylaws provide that special meetings of the stockholders can be called only by the chairman of the board, the chief executive officer, or the board of directors. Our bylaws also provide that stockholder proposals for action at a meeting and nominations for directors must be presented to us in advance of the stockholder meeting. These provisions, which require the vote of stockholders holding at least 66 2/3% of our outstanding common stock to amend, may have the effect of deterring hostile takeovers or delaying changes in our management.

Nasdaq Market Listing

We have applied to have our common stock listed on the Nasdaq National Market for quotation under the symbol “CALL.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                                                  .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing trading price of our common stock and could impair our ability to raise equity capital in the future.

Sale of Restricted Shares

Upon completion of the offering,          shares of our common stock will be outstanding. Of these shares, the          shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless one of our existing affiliates, as that term is defined in Rule 144 under the Securities Act, purchases such shares.

The remaining 24,839,483 shares of our common stock held by existing stockholders are restricted shares as defined in Rule 144 or are restricted by the contractual provisions described below. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under any of Rules 144, 144(k) or 701 of the Securities Act, which are summarized below. Of these restricted shares, 3,603,969 shares will be available for resale in the public market in reliance on Rule 144(k), all of which are restricted by the terms of the lock-up agreements described below. An additional 12,642,031 shares will also be available for resale in the public market in reliance on Rule 144, all of which are restricted by the terms of the lock-up agreements. Finally, an additional 314,591 shares were issued in transactions completed in reliance on Rule 701, all of which are restricted by the terms of the lock-up agreements. The remaining 8,278,892 shares become eligible for resale in the public market at various dates thereafter, all of which shares are restricted by the terms of the lock-up agreements. The table below sets forth the approximate number of shares eligible for future sale:

Days after Date of this Prospectus	Approximate Additional Number of Shares Becoming Eligible for Future Sale	Comment
On Effectiveness		Freely tradable shares sold in offering.

90 Days	None	All shares subject to lock-up agreement with either us or the underwriters.

180 Days	16,560,591	Lock-up ends; shares salable under Rules 144, 144(k) and 701.

Thereafter	8,278,892	Restricted securities held for one year or more by non-affiliates and held for two years or more by affiliates.

Lock-up Agreements

Except for sales of common stock to the underwriters in accordance with the terms of the underwriting agreement, we and our executive officers, directors and substantially all of our stockholders and option holders have agreed not to sell or otherwise dispose of, directly or indirectly, any shares of our common stock (or any security convertible into or exchangeable or exercisable for common stock) without the prior written consent of the underwriters and us for a period of at least 180 days from the date of this prospectus. In addition, for a period of at least 180 days from the date of this prospectus, except as required by law, we have agreed that our board of directors will not consent to any offer for sale, sale or other disposition, or any transaction which is designed or could be expected to result in the disposition by any person, directly or indirectly, of any shares of our common stock or of the release for sale in the public market of all or any portion of the shares restricted by the terms of the lock-up agreements without the prior written consent of the underwriters and us.

Rule 144

In general, under Rule 144, as currently in effect, a person who owns shares that were acquired from us or an affiliate of us at least one year prior to the proposed sale is entitled to sell upon expiration of the selling restrictions described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Rule 144 also provides that our affiliates who sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares with the exception of the holding period requirement.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Accordingly, unless otherwise restricted, these shares may be sold immediately upon the completion of this offering.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144. As of April 30, 2004, 573,537 shares will be available for resale in the public market in reliance on Rule 701, all of which shares are restricted by the terms of the lock-up agreements.

Registration Rights

On the date nine months after the date of this prospectus, the holders of 14,391,641 shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of those shares under the Securities Act. For a description of these registration rights, please see the section titled “Description of Capital Stock—Registration Rights.” If these shares are registered and not held by one of our affiliates, they will become freely tradable without restriction under the Securities Act.

Stock Options

As of April 30, 2004, under our equity plans, options to purchase a total of 3,847,311 shares of our common stock were outstanding. We intend to file a registration statement on Form S-8 under the Securities Act for shares of our common stock subject to options outstanding or reserved for issuance under our stock plans and shares of our common stock issued upon the exercise of options by employees. We expect to file this registration statement as soon as practicable after this offering. In addition, we intend to file a registration statement on Form S-8 or such other form as may be required under the Securities Act for the resale of shares of our common stock issued upon the exercise of options that were not granted under Rule 701. We expect to file this registration statement as soon as permitted under the Securities Act. However, none of the shares registered on Form S-8 will be eligible for resale until expiration of the lock-up agreements to which they are subject.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., Piper Jaffray & Co., First Albany Capital Inc. and WR Hambrecht + Co, LLC, have severally agreed to purchase from us the following respective number of shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Name	Number of Shares
Deutsche Bank Securities Inc.
Piper Jaffray & Co.
First Albany Capital Inc.
WR Hambrecht + Co, LLC

Total

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $             per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $             per share to other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to              additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the              shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are             % of the initial public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

	Fees Per Share	Total Fees
		Without Exercise of Over-Allotment Option	With Full Exercise of Over-Allotment Option
Discounts and commissions paid by us	$	$	$

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $            .

We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each of our officers and directors, and substantially all of our stockholders and holders of options and warrants to purchase our stock, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of at least 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of the underwriters and us. This consent may be given at any time without public notice. Transfers or dispositions can be made during the lock-up period in the case of gifts or for estate planning purposes where the donee signs a lock-up agreement. We have entered into a similar agreement with the representatives of the underwriters except that without such consent we may grant options and sell shares pursuant to our 2004 Stock Incentive Plan and our Employee Stock Purchase Plan, and we may issue shares of our common stock in connection with a strategic partnering transaction or in exchange for all or substantially all of the equity or assets of a company in connection with a merger or acquisition. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

A prospectus in electronic format is being made available on Internet websites maintained by one or more of the lead underwriters of this offering and may be made available on websites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part.

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price of our common stock will be determined by negotiation among us and the representatives of the underwriters. Among the primary factors that will be considered in determining the public offering price are:

•	prevailing market conditions;

•	our results of operations in recent periods;

•	the present stage of our development;

•	the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

•	estimates of our business potential.

Each underwriter has represented and agreed that (i) it has not offered or sold and, prior to the expiration of the period of six months from the closing date of this offering, will not offer or sell any shares of our common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied with and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom, any document received by it in connection with the issue of the shares of our common stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

LEGAL MATTERS

The legality of our securities offered will be passed on for CallWave by Reicker, Pfau, Pyle, McRoy & Herman LLP, 1421 State Street, Suite B, Santa Barbara, California. Certain members of Reicker, Pfau, Pyle, McRoy & Herman hold 150,500 shares of our common stock. Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California is acting as counsel to the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements of CallWave, Inc., at June 30, 2003, and 2002 and for each of the three years in the period ended June 30, 2003, appearing in this prospectus and registration statement, have been audited by Ernst & Young, LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and our common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 450 Fifth Street, N.W., Room 1200, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above.

CALLWAVE, INC.

CONSOLIDATED FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Auditors

Board of Directors and Stockholders

CallWave, Inc.

We have audited the accompanying consolidated balance sheets of CallWave, Inc., as of June 30, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended June 30, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CallWave, Inc., as of June 30, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States.

/s/    ERNST & YOUNG LLP

Los Angeles, California

August 27, 2003

CALLWAVE, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	As of June 30,		As of December 31, 2003
	2002	2003	Actual	Pro Forma
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,446	$2,380	$8,418
Accounts receivable; net of allowance for doubtful accounts of $42, $272 and $381	858	3,019	3,657
Other current assets	35	56	64

Total current assets	2,339	5,455	12,139
Property and equipment, net	2,400	1,764	1,531
Other assets	143	220	258

Total assets	$4,882	$7,439	$13,928

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$872	$905	$1,031
Accrued payroll	481	552	491
Deferred revenues	2,453	3,038	3,900
Other current liabilities	99	219	349

Total current liabilities	3,905	4,714	5,771

Commitments and contingencies

Stockholders’ equity:
Series A convertible preferred stock, $0 par value; 648 shares authorized; 648 shares issued and outstanding (liquidation preference of $216)	83	83	83	—
Series B convertible preferred stock, $0 par value; 2,829 shares authorized; 2,829 shares issued and outstanding (liquidation preference of $1,697)	1,691	1,691	1,691	—
Series C convertible preferred stock, $0 par value; 1,229 shares authorized; 1,229 shares issued and outstanding (liquidation preference of $1,475)	1,472	1,472	1,472	—
Series D convertible preferred stock, $0 par value; 1,706 shares authorized; 1,706 shares issued and outstanding (liquidation preference of $4,094)	4,077	4,077	4,077	—
Series E convertible preferred stock, $0 par value; 11,100 shares authorized; 7,819 shares issued and outstanding (liquidation preference of $21,190)	21,438	21,438	21,438	—
Common stock, $0 par value; 40,000 shares authorized; 9,257 and 9,286 shares issued and outstanding as of June 30, 2002 and 2003, respectively and 9,817 shares issued and outstanding as of December 31, 2003 (unaudited)	2,598	2,610	2,796	31,557
Deferred compensation	(298)	(198)	(168)	(168)
Accumulated deficit	(30,084)	(28,448)	(23,232)	(23,232)

Total stockholders’ equity	977	2,725	8,157	$8,157

Total liabilities and stockholders’ equity	$4,882	$7,439	$13,928

See accompanying notes

CALLWAVE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Fiscal Year Ended June 30,			Six Months Ended December 31,
	2001	2002	2003	2002	2003
				(unaudited)
Revenues	$2,883	$16,383	$22,488	$10,440	$18,254
Cost of sales	5,222	6,568	8,467	3,607	5,658

Gross profit	(2,339)	9,815	14,021	6,833	12,596

Operating expenses:
Sales and marketing	6,215	4,180	3,959	2,247	2,746
Research and development	3,965	4,382	4,894	2,311	2,397
General and administrative	1,979	4,263	3,376	1,465	2,268
Impairment of long-lived assets	—	—	191	—	—

Total operating expenses	12,159	12,825	12,420	6,023	7,411

Operating income (loss)	(14,498)	(3,010)	1,601	810	5,185
Interest income (expense), net	(1,555)	(39)	36	18	32

Income (loss) before income taxes	(16,053)	(3,049)	1,637	828	5,217

Income tax provision	1	1	1	1	1

Net income (loss)	$(16,054)	$(3,050)	$1,636	$827	$5,216

Net income (loss) per share:
Basic	$(1.77)	$(0.33)	$0.18	$0.09	$0.56
Diluted	(1.77)	(0.33)	0.06	0.03	0.21
Pro forma basic (unaudited)			0.07		0.22

Weighted-average common shares outstanding:
Basic	9,060	9,167	9,270	9,257	9,295
Diluted	9,060	9,167	25,484	25,495	25,357
Pro forma basic (unaudited)			23,501		23,526

See accompanying notes.

CALLWAVE, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(in thousands)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Series D Convertible Preferred Stock		Series E Convertible Preferred Stock		Common Stock		Deferred Compensation	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balance at June 30, 2000	648	$83	2,829	$1,691	1,229	$1,472	1,706	$4,077	—	$—	9,025	$965	$(374)	$(10,980)	$(3,066)
Exercise of stock options	—	—	—	—	—	—	—	—	—	—	21	13	—	—	13
Exercise of warrants	—	—	—	—	—	—	—	—	—	—	30	10	—	—	10
Issuance of bridge loan warrants	—	—	—	—	—	—	—	—	—	—	—	170	—	—	170
Deferred compensation	—	—	—	—	—	—	—	—	—	—	—	(45)	45	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	—	—	—	78	—	78
Non-employee equity compensation	—	—	—	—	—	—	—	—	—	—	—	3	—	—	3
Issuance of Series E preferred stock warrants	—	—	—	—	—	—	—	—	—	262	—	—	—	—	262
Issuance of Series E convertible preferred stock	—	—	—	—	—	—	—	—	4,397	11,901	—	—	—	—	11,901
Conversion of bridge loans to Series E preferred stock	—	—	—	—	—	—	—	—	2,295	6,220	—	—	—	—	6,220
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(16,054)	(16,054)

Balance at June 30, 2001	648	83	2,829	1,691	1,229	1,472	1,706	4,077	6,692	18,383	9,076	1,116	(251)	(27,034)	(463)
Exercise of stock options	—	—	—	—	—	—	—	—	—	—	181	61	—	—	61
Deferred compensation	—	—	—	—	—	—	—	—	—	—	—	173	(173)	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	—	—	—	126	—	126
Non-employee equity compensation	—	—	—	—	—	—	—	—	—	—	—	20	—	—	20
Revaluation of warrants for extension of exercise dates	—	—	—	—	—	—	—	—	—	—	—	1,228	—	—	1,228
Issuance of Series E convertible preferred stock	—	—	—	—	—	—	—	—	364	980	—	—	—	—	980
Conversion of notes payable to Series E Preferred Stock	—	—	—	—	—	—	—	—	763	2,075	—	—	—	—	2,075
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,050)	(3,050)

Balance at June 30, 2002	648	83	2,829	1,691	1,229	1,472	1,706	4,077	7,819	21,438	9,257	2,598	(298)	(30,084)	977
Exercise of stock options	—	—	—	—	—	—	—	—	—	—	29	11	—	—	11
Deferred compensation	—	—	—	—	—	—	—	—	—	—	—	(13)	13	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	—	—	—	87	—	87
Non-employee equity compensation	—	—	—	—	—	—	—	—	—	—	—	14	—	—	14
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	1,636	1,636

Balance at June 30, 2003	648	83	2,829	1,691	1,229	1,472	1,706	4,077	7,819	21,438	9,286	2,610	(198)	(28,448)	2,725
Exercise of stock options	—	—	—	—	—	—	—	—	—	—	3	3	—	—	3
Exercise of warrants	—	—	—	—	—	—	—	—	—	—	528	176	—	—	176
Deferred compensation	—	—	—	—	—	—	—	—	—	—	—	7	(7)	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	—	—	—	37	—	37
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	5,216	5,216

Balance at December 31, 2003 (unaudited)	648	$83	2,829	$1,691	1,229	$1,472	1,706	$4,077	7,819	$21,438	9,817	$2,796	$(168)	$(23,232)	$8,157

See accompanying notes.

CALLWAVE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Fiscal Year Ended June 30,			Six Months Ended December 31,
	2001	2002	2003	2002	2003
				(unaudited)
Cash flows from operating activities:
Net income (loss)	$(16,054)	$(3,050)	$1,636	$827	$5,216
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	539	722	834	379	351
Impairment of long-lived assets	—	—	191	—	—
Amortization of deferred compensation	78	126	87	66	37
Non-employee equity based compensation	3	1,248	14	—	—

Changes in operating assets and liabilities:
Accounts receivable	(592)	40	(2,161)	(201)	(638)
Restricted cash	—	80	—	—	—
Other assets	(233)	182	(98)	(125)	(46)
Accounts payable	(594)	(370)	33	105	126
Accrued payroll	274	118	71	(135)	(61)
Deferred revenues	427	2,026	585	1,274	862
Accrued other liabilities	(127)	(63)	120	64	130

Net cash provided by (used in) operating activities	(16,279)	1,059	1,312	2,254	5,977

Cash flows from investing activities:
Purchases of property and equipment	(715)	(897)	(389)	(241)	(118)

Net cash used in investing activities	(715)	(897)	(389)	(241)	(118)

Cash flows from financing activities:
Proceeds from notes payable	5,330	—	—	—	—
Repayments of notes payable	(1,370)	(30)	—	—	—
Exercises of stock options and warrants	23	61	11	9	179
Equity instruments issued as consideration for interest expense	1,435	75	—	—	—
Proceeds from issuance of preferred stock	11,552	980	—	—	—

Net cash provided by financing activities	16,970	1,086	11	9	179

Net increase (decrease) in cash and cash equivalents	(24)	1,248	934	2,022	6,038
Cash and cash equivalents at beginning of the period	222	198	1,446	1,446	2,380

Cash and cash equivalents at end of the period	$198	$1,446	$2,380	$3,468	$8,418

Supplemental disclosure of cash flow information:
Cash paid for:
Income taxes	$1	$1	$1	$1	$1
Interest	72	20	1	1	—

Supplemental schedule of non-cash transactions:
Conversion of notes payable and accrued interest to series E preferred stock	$6,220	$2,075	—	—	—
Issuance of bridge loan common stock warrants	170	—	—	—	—
Issuance of preferred stock warrants	262	—	—	—	—
Equity based deferred compensation	(45)	173	$(13)	$6	$7

See accompanying notes.

CALLWAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INFORMATION AS OF DECEMBER 31, 2003 AND FOR THE SIX MONTHS

ENDED DECEMBER 31, 2002 AND 2003 IS UNAUDITED

1.    General and Summary of Significant Accounting Policies

Description of business—CallWave, Inc. (CallWave, or the Company), was incorporated in August 1998, first marketed its free services in February 1999 and began marketing paid subscription services in April 2001. CallWave provides software-based communications application services that bridge calls across existing landline, mobile and Internet networks. CallWave’s wholly-owned subsidiary, Liberty Telecom, LLC, is a Competitive Local Exchange Carrier licensed by the Nevada Public Utilities Commission.

Pro forma balance sheet—The unaudited pro forma balance sheet as of December 31, 2003 reflects the assumed automatic conversion of all outstanding convertible preferred stock into 14,230,931 shares of common stock.

Unaudited interim financial information—The accompanying unaudited interim consolidated balance sheet as of December 31, 2003, the consolidated statements of income and cash flows for the six months ended December 31, 2002 and 2003 and the consolidated statement of stockholders’ equity for the six months ended December 31, 2003, are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair presentation of the Company’s statement of financial position, results of operations and its cash flows for the six months ended December 31, 2003, are not necessarily indicative of the results to be expected for the year ending June 30, 2004.

Principles of consolidation—The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Liberty Telecom, LLC. All significant intercompany balances and transactions have been eliminated.

Use of estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents—The Company classifies all liquid investments with an original maturity at the date of purchase of three months or less to be cash equivalents.

Fixed assets—Fixed assets are stated at cost less accumulated depreciation and amortization, which includes the amortization of assets recorded under capital leases. Fixed assets are depreciated using the straight-line method over their estimated useful lives.

Fair value of financial instruments—The carrying amounts of the Company’s cash, accounts payable and other liabilities approximate fair value.

CALLWAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

INFORMATION AS OF DECEMBER 31, 2003, AND FOR THE SIX MONTHS

ENDED DECEMBER 31, 2002 AND 2003 IS UNAUDITED

Revenue recognition—The Company earns revenues from paid subscriber services and, to a lesser extent, fees earned from local exchange carrier call termination access charges. We historically also earned revenues from advertising.

The Company’s subscriber revenues consist of monthly recurring subscription fees, which are paid in advance in one of three ways: a charge placed on the customers’ phone bill, credit card or paper invoice. In accordance with accounting principles generally accepted in the United States and with Securities and Exchange Commission Staff Accounting Bulletin 104, Revenue Recognition, which clarifies certain existing accounting principles for the timing of revenue recognition and classification of revenues in the financial statements, the Company recognizes revenue ratably over the subscription period beginning when there is persuasive evidence of an arrangement, our software has been successfully downloaded, the fees are fixed and determinable and collection is reasonably assured.

In addition to the direct relationship that the Company has with the majority of its paying subscribers, the Company also has a channel relationship agreement with an Internet service provider (ISP) whereby the ISP’s customers are offered a co-branded subscription service. Under the terms of this agreement, the Company receives a net payment from the ISP based upon the number of the ISP’s customers using the Company’s services. The Company records the net amount received from the ISP as revenue in accordance with Emerging Issues Task Force 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent.

Advertising revenue is recognized as advertising is displayed based upon the contractual terms with our advertisers.

Local exchange carrier call termination access revenues consist of access charges paid by long-distance carriers to our wholly-owned subsidiary, Liberty Telecom, when it terminates a call from that long-distance carrier. Termination access revenue is recognized as call termination services are provided, since collectibility is reasonably assured at that time.

Deferred revenue—Deferred revenue consists of customer prepayments of subscription fees, which will be earned in the future under agreements existing at the balance sheet date. Deferred revenue is amortized ratably over the period in which services are provided.

Cost of sales—Cost of sales consists of billing and collection costs, long-distance telephone service expenses used to deliver the Company’s services and systems and telecommunications infrastructure. Sales expenses related to advertising revenues are also included in cost of sales.

Research and development—Research and development expenses consist principally of payroll and related expenses for research and development personnel and consultants. Research and development costs are expensed as incurred.

Advertising cost—Advertising costs are expensed as incurred. Advertising expense was $2,225,000, $559,000 and $1,304,000 for the years ended June 30, 2001, 2002 and 2003, respectively.

CALLWAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

INFORMATION AS OF DECEMBER 31, 2003, AND FOR THE SIX MONTHS

ENDED DECEMBER 31, 2002 AND 2003 IS UNAUDITED

Concentrations of credit risk—The Company has a concentration of credit risk from an agreement with a vendor for billing and collection services provided for a portion of the Company’s paid users. The Company would be subject to sustaining a loss relative to its current receivable balance if the vendor failed to perform under the terms of the agreement. The receivable from the vendor at June 30, 2003 was $2,862,000.

The Company’s cash balances at financial institutions exceed the maximum amounts insured by the Federal Deposit Insurance Corporation.

Software development costs—Costs of software developed to be sold or licensed to the external market are accounted for under Statement of Financial Accounting Standards SFAS 86, Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed. Under SFAS 86, the Company expenses the costs of research, including predevelopment efforts prior to establishing technological feasibility, and costs incurred for training and maintenance. Software development costs are capitalized when technological feasibility has been established and anticipated future revenues assure recovery of the capitalized amounts. Because of the relatively short time period between technological feasibility and product release, and the insignificant amount of cost incurred during such period, the Company has not capitalized any software development costs to date.

Impairment of long-lived assets—The Company accounts for the impairment and disposition of long-lived assets in accordance with SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. In accordance with SFAS 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets (Note 2).

Income taxes—Income taxes are recorded in accordance with SFAS 109, Accounting for Income Taxes. SFAS 109 requires the recognition of deferred tax assets and liabilities to reflect the future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. Measurement of the deferred items is based on enacted tax laws. In the event the future consequences of differences between financial reporting bases and tax bases of the Company’s assets and liabilities result in a deferred tax asset, SFAS 109 requires an evaluation of the probability of being able to realize the future benefits indicated by such assets. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Stock-based compensation—The Financial Accounting Standards Board (FASB) issued SFAS 123, Accounting for Stock-Based Compensation, which requires that an entity account for employee stock compensation under a fair value based method. However, SFAS 123 also allows an entity to continue to measure compensation cost for employee stock-based compensation arrangements using the intrinsic value based method of accounting prescribed by APB Opinion 25, Accounting for Stock Issued to Employee (Opinion 25). Entities electing to remain with the

CALLWAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

INFORMATION AS OF DECEMBER 31, 2003, AND FOR THE SIX MONTHS

ENDED DECEMBER 31, 2002 AND 2003 IS UNAUDITED

accounting under Opinion 25 are required to make pro forma disclosures of net income as if the fair value based method of accounting under SFAS 123 has been applied. The Company has elected to account for employee stock-based compensation under the fair value based method under SFAS 123 and, accordingly, all compensation expense related to the fair value of options issued to employees has been reflected in the accompanying statements of operations.

Segment reporting—The Company operates in one reportable segment: software-based call-bridging services. The Company’s services are distributed primarily over the telephone and Internet networks, and thus, the Company operates in one geographic segment.

Recent accounting pronouncements—In January 2003, the FASB issued Interpretation 46, Consolidation of Variable Interest Entities. FIN 46 requires the primary beneficiary of a variable interest entity (VIE) to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A VIE is an entity in which the equity investors do not have a controlling interest; equity investors participate in losses or residual interests of the entity on a basis that differs from its ownership interest, or the equity investment at risk is insufficient to finance the entity’s activities without receiving additional subordinated financial support from the other parties. The Company has not invested in any VIEs.

In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS 150 requires that certain financial instruments that were accounted for as equity under previous guidance be classified as liabilities in statements of financial position. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on the Company’s financial statements.

Net income (loss) per share—The Company computes net income (loss) per share in accordance with SFAS 128, Earnings per Share. Under the provisions of SFAS 128, basic net income (loss) per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted- average number of common shares and, if dilutive, potential common shares outstanding during the period. Potential common shares consist of shares issuable upon exercise of stock options and warrants and conversion of convertible preferred stock. The dilutive effect of outstanding stock options and warrants is reflected in diluted income (loss) per share by application of the treasury stock method. Convertible preferred stock is reflected on an if-converted basis.

CALLWAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

INFORMATION AS OF DECEMBER 31, 2003, AND FOR THE SIX MONTHS

ENDED DECEMBER 31, 2002 AND 2003 IS UNAUDITED

The following table sets forth the computation of basic and diluted net income (loss) per share:

	Fiscal Year ended June 30,			Six months ended December 31,
	2001	2002	2003	2002	2003
				(unaudited)
	(in thousands, except per share data)
Basic and diluted net income per share:
Net income (loss) attributable to common stockholders	$(16,054)	$(3,050)	$1,636	$827	$5,216

Weighted-average common shares outstanding	9,060	9,167	9,270	9,257	9,295

Effect of dilutive securities:
Add: Stock options and warrants	—	—	1,983	2,007	1,831
Add: Convertible preferred shares	—	—	14,231	14,231	14,231

Weighted-average common shares outstanding for diluted calculation	9,060	9,167	25,484	25,495	25,357

Net income (loss) per share:
Basic	$(1.77)	$(0.33)	$0.18	$0.09	$0.56
Diluted	(1.77)	(0.33)	0.06	0.03	0.21
Pro forma basic (unaudited)			0.07		0.22

Pro forma basic net income per share has been computed to give effect to the conversion of 14,230,941 shares of convertible preferred stock into common shares upon the closing of the Company’s initial public offering on an if-converted basis for the year ended June 30, 2003, and for the six months ended December 31, 2003.

2.    Fixed Assets

Fixed assets, at cost, consist of the following:

	Useful Life	As of June 30,		As of December 31,
		2002	2003	2003
		(in thousands)
				(unaudited)
Software	3 years	$140	$132	$132
Office equipment	5 years	54	54	56
Furniture and fixtures	5 years	171	178	178
Computers, machinery and equipment	5 years	3,250	3,096	3,212
Leasehold improvements	Shorter of lease term or 5 years	306	188	188

		3,921	3,648	3,766
Less accumulated depreciation and amortization		(1,521)	(1,884)	(2,235)

Fixed assets, net		$2,400	$1,764	$1,531

CALLWAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

INFORMATION AS OF DECEMBER 31, 2003, AND FOR THE SIX MONTHS

ENDED DECEMBER 31, 2002 AND 2003 IS UNAUDITED

Fixed assets purchased under capital leases consist of office equipment of $13,000 as of June 30, 2002, and 2003. Accumulated amortization on fixed assets purchased under capital leases was $5,000 and $8,000 as of June 30, 2002, and 2003, respectively.

Depreciation expense on fixed assets was $539,000, $722,000 and $834,000, which includes amortization of fixed assets acquired under capital lease obligations of $1,000, $3,000 and $3,000, for the years ended June 30, 2001, 2002 and 2003, respectively.

The Company recorded an impairment loss for the year ended June 30, 2003 of $191,000 on certain computers, machinery and equipment. These assets were analyzed for impairment due to changes in the Company’s IT infrastructure that indicated that these assets would be disposed of significantly before the end of their previously estimated useful lives. The impairment loss is based upon an assessment of the recoverability of the assets.

3.    Related Party Transactions

During the year ended June 30, 2001, the Company issued a $2,000,000 convertible note bearing interest at 9% per annum to a significant stockholder. In August 2001, in connection with the Series E Convertible Preferred Stock agreement, this convertible note plus accrued interest of $75,000 was converted into 763,665 shares of Series E convertible preferred stock (Note 4).

During the year ended June 30, 2003, the Company loaned $78,000 to a then-member of the board of directors, with accrued interest of 8% per annum payable monthly. The loan is due June 30, 2004, and is secured by Company stock controlled by this board member. The receivable balance is included in Other Assets on the Consolidated Balance Sheets (Note 10).

4.    Stockholders’ Equity

Preferred Stock

As of June 30, 2002 and 2003, the Company is authorized to issue 648,005 shares of Series A convertible preferred stock, 2,828,727 shares of Series B convertible preferred stock, 1,229,166 shares of Series C convertible preferred stock, 1,705,696 shares of Series D convertible preferred stock and 11,100,000 shares of Series E convertible preferred stock (Note 10).

From August through December 1998, the Company issued 648,005 shares of Series A preferred stock at a price of $0.33333 per share resulting in proceeds of $210,000, net of issuance costs of $6,000. The Company had 648,005 shares of Series A preferred stock issued and outstanding as of June 30, 2002 and 2003.

In connection with investments made in the Company’s Series A preferred stock, from December 1998 to February 1999, the Company issued warrants to purchase up to 979,005 shares of common stock at an exercise price of $0.33 per share. The warrants were fully vested and had an original term of three years. The fair value for each warrant was estimated at the date of issue using a Black-Scholes option pricing model, assuming no expected dividends, a weighted-average risk-free interest rate of 4.84%, a weighted-average expected life of three

CALLWAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

INFORMATION AS OF DECEMBER 31, 2003, AND FOR THE SIX MONTHS

ENDED DECEMBER 31, 2002 AND 2003 IS UNAUDITED

years and 50% expected volatility. The Company reclassed the estimated fair value of the warrants of $127,000 from Series A preferred stock to common stock. In April 2000, warrants for the purchase of 30,000 shares of common stock were exercised. In December 2001, the Company’s board of directors extended the term of the remaining 949,005 warrants for an additional two years. In connection with the extension of the term of these warrants, the fair value of the warrants was re-measured using a Black-Scholes option pricing model, assuming no expected dividends, a weighted-average risk-free interest rate of 5.09%, a weighted-average expected life of two years and 50% expected volatility resulting in the Company recording additional compensation expense of $1,016,000 for the year ended June 30, 2002.

From May through July 1999, the Company issued 2,828,727 shares of Series B preferred stock at a price of $0.60 per share resulting in proceeds of $1,691,000, net of offering costs of $6,000. The Company had 2,828,727 shares of Series B preferred stock issued and outstanding as of June 30, 2002 and 2003.

From August through September 1999, the Company issued 1,229,166 shares of Series C preferred stock at a price of $1.20 per share resulting in proceeds of $1,472,000, net of issuance costs of $3,000. The Company had 1,229,166 shares of Series C preferred stock issued and outstanding as of June 30, 2002 and 2003.

From December 1999 through April 2000, the Company issued 1,705,696 shares of Series D preferred stock at a price of $2.40 per share resulting in proceeds of $4,084,000, net of offering costs of $10,000. The Company had 1,705,696 shares of Series D preferred stock issued and outstanding as of June 30, 2002 and 2003.

In connection with investments made in the Company’s Series D preferred stock, in December 1999 the Company issued warrants to purchase up to 225,000 shares of common stock at an exercise price of $2.40 per share. The warrants were fully vested and had an original term of three years. The fair value of each warrant was estimated at the date of issue using a Black-Scholes option pricing model, assuming no expected dividends, a weighted-average risk-free interest rate of 6.28%, a weighted-average expected life of three years and a 50% expected volatility. The Company reclassed the estimated fair value of the warrants of $7,000 from Series D preferred stock to common stock. In December 2001, the Company’s board of directors extended the term of the warrants for an additional two years. As the exercise price of the warrants exceeded the fair value of the underlying common stock on the date the board extended the exercise period and the other assumptions related to measuring the fair value of the warrants, including the risk-free interest rate, expected life and assumed dividend yield, had not changed significantly from the date of original issuance, the remeasurement of the warrants did not result in any additional compensation costs being recorded in connection with the extension of the exercise period of the warrants.

From October 2000 through August 2001, the Company issued 7,819,347 shares of Series E preferred stock at a price of $2.71 per share resulting in proceeds of $21,176,000, net of offering costs of $14,000, and include the conversion of the notes discussed in Note 3 and bridge loans discussed in Note 4. The Company had 7,819,347 shares of Series E preferred stock issued and outstanding as of June 30, 2002 and 2003.

CALLWAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

INFORMATION AS OF DECEMBER 31, 2003, AND FOR THE SIX MONTHS

ENDED DECEMBER 31, 2002 AND 2003 IS UNAUDITED

Except as otherwise expressly stated, the rights, preferences, privileges, and restrictions of each share of preferred stock are identical. Each share of convertible preferred stock is convertible at the stockholder’s option, into one share of common stock. The conversion ratio is subject to adjustment based on the occurrence of certain events. Each share of convertible preferred stock shall be automatically converted into shares of common stock at the then-applicable conversion price immediately upon the earlier to occur of (i) a public offering of the Company’s equity securities resulting in gross cash proceeds of at least $10,000,000, and where the price to the public is at least $5.00 per share and the offering price per share is at least 4.17 times the original issue price of the Series D convertible preferred stock of $2.40 (as adjusted for any stock dividends, combinations, splits and other adjustments with respect to such shares), or (ii) the date on which such automatic conversion is approved by the holders of at least 66 2/3% of the number of shares of preferred stock then outstanding (Note 10).

The holders of convertible preferred stock shall be entitled to receive dividends, when and as declared by the board of directors at its sole discretion, in the same amount per share as declared on the common stock, treating each share of preferred stock for this purpose as equal to the number of shares of common stock into which such share of preferred stock is then convertible. No dividends shall be declared or paid on the preferred stock or common stock unless such dividend simultaneously is declared and paid with respect to both such classes, except that any dividend payable solely in common stock may be declared and paid only with respect to the common stock.

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of all Series of preferred stock are entitled to receive preference to the common stock holders to any distribution of any assets of the Company in an amount per share equal to the original issue price of each class of preferred stock (as adjusted for any stock dividends, combinations, splits and other adjustments with respect to such shares), plus any declared and unpaid dividends (the preferential payment). Upon any liquidation, dissolution, or winding up of the Company, if funds are insufficient in relation to the aggregate original issue price of all shares of convertible preferred stock, then any shortfall shall be distributed ratably among the holders of each share of the preferred stock in the proportion that the original issue price of each such share (plus all declared but unpaid dividends) bears to the aggregate original issue price of all shares of convertible preferred stock outstanding (plus all declared but unpaid dividends thereon).

If upon any liquidation, dissolution, or winding up of the Company, there are excess funds in relation to the aggregate original issue price liquidation value of all shares of convertible preferred stock, then any excess funds shall be distributed among the holders of the preferred stock and the holders of the common stock pro rata based on the number of shares of common stock held by each assuming conversion of such preferred stock to common stock.

Each holder of shares of the convertible preferred stock as of any date shall be entitled to a number of votes equal to the number of shares of common stock into which such shares of preferred stock could be converted as of such date, and have voting rights and powers equal to the voting rights and powers of the common stock.

CALLWAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

INFORMATION AS OF DECEMBER 31, 2003, AND FOR THE SIX MONTHS

ENDED DECEMBER 31, 2002 AND 2003 IS UNAUDITED

Bridge Loans

From March 2000 to September 2000, the Company issued $5.8 million in bridge loans with maturity dates of 120 days and accrued interest of 7% per year. These loans could be held longer than 120 days at the holder’s option, and any portion of the principal and accrued and unpaid interest were convertible at the holder’s option into shares of the Company’s Series E preferred stock at $2.71 per share. In connection with these bridge loans, from March 2000 to September 2000, the Company issued warrants to purchase up to 730,000 shares of common stock at an exercise price of $1.50 per share, with an original term of three years. The fair value of the warrants of $434,000 was reclassed from notes payable to common stock upon issuance of the warrants and was amortized as additional interest expense thereby increasing the bridge loan liabilities up to their respective conversion values on the conversion dates which occurred in June 2001.

In December 2001, the Company’s board of directors extended the term of the bridge loan warrants for an additional two years. In connection with the extension of the term of these warrants, the fair value of the warrants was remeasured using a Black-Scholes option pricing model, assuming no expected dividends, a weighted-average risk-free interest rate of 5.09%, a weighted-average expected life of 3.5 years and a 50% expected volatility resulting in the Company recording additional compensation expense of $22,000 for the year ended June 30, 2002.

In June 2001, all of the outstanding bridge loans including accrued and unpaid interest of $420,000 were converted into 2,295,351 shares of Series E preferred stock at a conversion price of $2.71 per share.

Warrants to Outside Parties

In addition to the warrants issued in connection with the Company’s Series A preferred stock, Series D preferred stock and bridge loans, the Company issued warrants during the year ended June 30, 2002, and prior years, to purchase up to 332,600 shares of common stock at exercise prices of between $0.33 – $2.40. These warrants were issued in connection with services provided to the Company, were fully vested upon issuance and had original terms of three years.

The fair value for each warrant was estimated at the date of issue using a Black-Scholes option pricing model, assuming no expected dividends, a weighted-average risk-free interest rate of 5.85%, a weighted-average expected life of three years and 50% expected volatility. For the year ended June 30, 2002, the Company recorded compensation expense from the issuance of these warrants of $18,000.

In December 2001, the Company’s board of directors extended the term of a portion of these warrants to purchase up to 261,600 shares of common stock for an additional two years. In connection with the extension of the term of these warrants, the fair value of the warrants was remeasured using a Black-Scholes option pricing model, assuming no expected dividends, a weighted-average risk-free interest rate of 5.09%, a weighted-average expected life of three

CALLWAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

INFORMATION AS OF DECEMBER 31, 2003, AND FOR THE SIX MONTHS

ENDED DECEMBER 31, 2002 AND 2003 IS UNAUDITED

years and 50% expected volatility, resulting in the Company recording additional compensation expense of $190,000 for the year ended June 30, 2002.

Further, in connection with a loan agreement, in December 2000, the Company issued warrants to purchase up to 160,700 shares of Series E preferred stock at an exercise price of $2.40 per share. The warrants were fully vested with a term of approximately seven years. The fair value for each warrant was estimated at the date of issue using a Black-Scholes option pricing model, assuming no expected dividends, a weighted-average risk-free interest rate of 5.24%, a weighted-average expected life of 6.7 years and 50% expected volatility. The fair value of the warrants was treated as an increase in the carrying value of the Series E preferred stock and as a reduction in the carrying amount of loans payable and was amortized as additional interest expense. As the loan proceeds were received and repaid within the year ended June 30, 2001, the Company recorded additional interest expense from the amortization of the fair value of these warrants of $262,000 for the year ended June 30, 2001.

In addition, the Company issued warrants during the year ended June 30, 2003, to purchase up to 19,500 shares of common stock at exercise prices of $1.50 per share. These warrants were issued in connection with services provided to the Company, were fully vested upon issuance and had original terms of three years. The fair value for each warrant was estimated at the date of issue using a Black-Scholes option pricing model, assuming no expected dividends, a weighted-average risk-free interest rate of 4.03%, a weighted-average expected life of three years and 50% expected volatility. For the year ended June 30, 2003, the Company had compensation expense from the issuance of these warrants of $11,000.

Common Stock

As of June 30, 2003, the Company is authorized to issue 40,000,000 shares of common stock. As of June 30, 2003, 19,537,000 shares of common stock are reserved for the 14,231,000 shares of preferred stock, 2,417,000 warrants and 2,889,000 stock options issued and outstanding.

5.    Stock Option Plans

As of June 30, 2003, the Company’s stock option plans consist of the 2000 Option Plan and the 1999 Option Plan. Shares reserved under these plans at June 30, 2003, consist of 2,750,000 shares and 2,250,000 shares authorized of which 1,723,389 and 1,165,620 options are outstanding under the 2000 and 1999 Option Plans, respectively (Note 10).

The Company’s board of directors grants options at an exercise price equal to the fair market value of the Company’s common stock at the date of grant. Stock option grants have a term of ten years from the date of grant. Generally, stock options vest 1/8th after six months, and 1/48th per month thereafter, becoming fully vested in four years. The fair value for each option was estimated at the date of grant using a minimum-value option pricing model, assuming no expected dividends, a weighted-average risk-free interest rate of 5.68%, a weighted-average expected life of four years and 0% expected volatility. The weighted-average fair value of stock options granted during the year ended June 30, 2003 is $0.23.

CALLWAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

INFORMATION AS OF DECEMBER 31, 2003, AND FOR THE SIX MONTHS

ENDED DECEMBER 31, 2002 AND 2003 IS UNAUDITED

The following table summarizes the Company’s stock option activity:

	Number of Shares	Weighted- Average Exercise Price
Balance June 30, 2000	2,512,750	$0.83
Options granted	420,000	1.15
Options canceled	(649,123)	0.97
Options exercised	(21,130)	0.60

Balance June 30, 2001	2,262,497	0.85
Options granted	1,157,689	1.08
Options canceled	(114,635)	1.12
Options exercised	(180,612)	0.34

Balance June 30, 2002	3,124,939	0.95
Options granted	336,150	1.50
Options canceled	(543,126)	1.06
Options exercised	(28,954)	0.36

Balance June 30, 2003	2,889,009	1.00
Options granted (unaudited)	169,250	1.42
Options canceled (unaudited)	(85,916)	1.28
Options exercised (unaudited)	(3,250)	1.19

Balance at December 31, 2003 (unaudited)	2,969,093	1.01

As of June 30, 2003 and December 31, 2003, there are 1,783,444 and 2,249,417, respectively, exercisable options outstanding with a weighted-average exercise price of $0.99 and $0.92, respectively. As of June 30, 2003, and December 31, 2003, the weighted-average remaining contractual life of outstanding options is 7.4 years and 7.1 years, respectively.

The following table summarizes information about stock options outstanding as of June 30, 2003:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$0.00 – $0.50	1,000	5.5	$0.33	1,000	$0.33
$0.51 – $1.00	2,171,902	7.2	0.83	1,485,226	0.89
$1.01 – $1.50	716,107	8.3	1.50	297,218	1.50

	2,889,009	7.4	1.00	1,783,444	0.99

CALLWAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

INFORMATION AS OF DECEMBER 31, 2003, AND FOR THE SIX MONTHS

ENDED DECEMBER 31, 2002 AND 2003 IS UNAUDITED

The following table summarizes information about stock options outstanding as of December 31, 2003 (unaudited):

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$0.00 – $0.50	1,000	5.0	$0.33	1,000	$0.33
$0.51 – $1.00	2,165,090	6.7	0.83	1,878,286	0.81
$1.01 – $1.50	803,003	8.2	1.50	370,131	1.50

	2,969,093	7.1	1.01	2,249,417	0.92

Should the Company complete an initial public offering of its common stock, stock-based awards granted thereafter will be valued using the Black-Scholes option pricing model. In addition to the factors used to estimate the fair value of stock options issued using the minimum-value method, the Black-Scholes model considers the expected volatility of the Company’s stock price, determined in accordance with SFAS 123, in arriving at an estimated fair value. The minimum-value method does not consider stock price volatility.

Deferred Compensation

The Company recorded aggregate deferred compensation of $173,000 for the year ended June 30, 2002 in connection with stock options issued to employees. For the years ended June 30, 2001 and 2003, the Company recorded a net reduction to deferred compensation of $45,000 and $13,000, respectively, as the unamortized fair value of options cancelled during those years was greater than the fair value of options granted during those years. Total compensation expense recognized for the years ended June 30, 2001, 2002 and 2003, related to the amortization of deferred compensation was $78,000, $126,0000 and $87,000, respectively.

6.    Commitments and Contingencies

Leases

The Company has leased fixed assets under non-cancelable capital leases (Note 2). At June 30, 2003, the Company had no remaining obligations under capital leases.

The Company leases office space under non-cancelable operating leases. Rental expense under operating lease agreements was $312,000, $342,000 and $391,000 for the years ended June 30, 2001, 2002 and 2003, respectively.

Future minimum commitments remaining under these agreements as of June 30, 2003, are as follows:

Minimum Commitment
Fiscal Year Ending June 30:	(in thousands)
2004	$368
2005	350
2006	57
2007	39
2008	19

CALLWAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

INFORMATION AS OF DECEMBER 31, 2003, AND FOR THE SIX MONTHS

ENDED DECEMBER 31, 2002 AND 2003 IS UNAUDITED

Other Commitments

The Company has long-distance service agreements with three carriers. One agreement has minimum monthly obligations of $50,000 and is cancelable with 30-days notice. The second agreement has minimum monthly obligations, as adjusted, of approximately $40,000 and is fixed through October 2003. The third agreement has no minimum monthly obligations. The Company expects to maintain long-distance service agreements indefinitely.

7.    Interest Expense

Interest expense, which is reflected net of interest income in the accompanying statements of operations, was $1,590,000, $56,000 and $1,000, for the years ended June 30, 2001, 2002 and 2003, respectively. Accrued interest of $852,000 and $6,000 was converted into shares of Series E preferred stock under the terms of the bridge loans described in Note 4, during the years ended June 30, 2001 and 2002, respectively.

8.    Income Taxes

Current state income tax expense was $1,000 for each of the years ended June 30, 2001, 2002 and 2003. Federal income tax expense was $0 for each of the years ended June 30, 2001, 2002 and 2003. The Company’s effective tax rate differs from the statutory federal income tax rate of 34% as per the following table:

	Fiscal Year Ended June 30,
	2001	2002	2003
Statutory tax rate	(34.0)%	(34.0)%	34.0%
Change in valuation allowance	39.9	39.4	(38.4)
State income taxes, net	(5.9)	(5.9)	5.9
Other	—	0.5	(1.5)

Effective tax rate	—	—	0.1%

CALLWAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

INFORMATION AS OF DECEMBER 31, 2003, AND FOR THE SIX MONTHS

ENDED DECEMBER 31, 2002 AND 2003 IS UNAUDITED

The tax effect of temporary differences that give rise to a significant portion of the deferred tax assets and liabilities at June 30, 2002 and 2003, is presented below:

	As of June 30,
	2002	2003
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$12,585	$11,945
Tax credits	1,247	1,228
Equity compensation	635	737
Interest expense from options and warrants	271	298
Accrued payroll expenses	90	94
Other	78	117

Total deferred tax assets	14,906	14,419

Deferred tax liabilities:
Depreciation	(204)	(256)
Other	—	(11)

Valuation allowance	(14,702)	(14,152)

Net deferred taxes	$—	$—

Due to the uncertainty surrounding the timing of realizing the benefits of its favorable tax attributes in future tax returns, the Company has placed a valuation allowance against its otherwise recognizable deferred tax assets. The valuation allowance increased by approximately $4.6 million during the year ended June 30, 2002, and decreased by approximately $550,000 during the year ended June 30, 2003.

As of June 30, 2003, the Company has cumulative net operating loss carryforwards for federal and California income tax purposes of approximately $28 million and $26 million respectively. The losses begin to expire in fiscal year 2006. In addition, the Company has available tax credit carryforwards of approximately $660,000 and $568,000 for federal and California tax purposes, respectively. The federal tax credits begin to expire in 2028. California tax credits can be carried over indefinitely.

Due to the “change of ownership” provision of the Tax Reform Act of 1986, utilization of the Company’s net operating loss carryforwards may be subject to an annual limitation against taxable income in future periods. As a result of the annual limitation, a portion of these carryforwards may expire before ultimately becoming available to reduce future income tax liabilities.

On September 11, 2002, the Governor of California signed into law new tax legislation that suspends the use of net operating loss carryforwards into tax years beginning on or after January 1, 2002 and 2003. Should the Company have taxable income for the year ending June 30, 2004, it will not be able to use California net operating losses generated in prior years to offset taxable income. This suspension will not apply to the Company’s tax years ending June 30, 2005 and beyond.

CALLWAVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

INFORMATION AS OF DECEMBER 31, 2003, AND FOR THE SIX MONTHS

ENDED DECEMBER 31, 2002 AND 2003 IS UNAUDITED

9.    Employee Benefit Plan

The Company has a 401(k) savings plan covering substantially all of its employees. Eligible employees may contribute through payroll deductions. The Company matches employees’ contributions at the discretion of the Company’s board of directors. To date, the Company has not matched employee contributions to the 401(k) savings plan.

10.    Subsequent Events (unaudited)

On February 11, 2004, the Company filed amended and restated articles of incorporation, which authorized 3,000,000 shares of Series E-1 convertible preferred stock. The amended and restated articles of incorporation also reduced one of the tests for automatic conversion of each share of preferred stock from 4.17 times to 3.3 times the original purchase price of the Series D convertible preferred stock of $2.40 per share.

On February 12, 2004, the entire principal and interest on the $78,000 loan to a former board member, as referenced in Note 3, was repaid in full.

On April 22, 2004, the board of directors approved the 2004 Stock Incentive Plan and the 2004 Employee Stock Purchase Plan, both of which are subject to stockholder approval and will be effective upon the closing of the initial public offering. The Company will initially reserve for issuance 2,800,000 and 200,000 shares of common stock under the 2004 Stock Incentive Plan and the 2004 Employee Stock Purchase Plan, respectively.

Additionally, on May 4, 2004, the board of directors authorized the filing of a registration statement with the Securities and Exchange Commission.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Until                 , 2004 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

CallWave, Inc.

             Shares

Common Stock

Deutsche Bank Securities

Piper Jaffray

First Albany Capital

WR Hambrecht + Co

Prospectus

                    , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

SEC registration fee		$8,743
NASD filing fee		*
Nasdaq National Market listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*To	be completed by amendment.

Item 14.    Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to officers, directors and other corporate agents in terms sufficiently broad to permit such indemnification under certain circumstances and subject to certain limitations.

The registrant’s certificate of incorporation and bylaws provide that the registrant shall indemnify its directors and officers, and may indemnify its employees and agents, to the full extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law.

In addition, the registrant has entered into separate indemnification agreements with its directors and officers that requires the registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors or officers. The registrant also maintains director and officer liability insurance.

These indemnification provisions and the indemnification agreements entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

Item 15.    Recent Sales of Unregistered Securities

We have sold and issued the following unregistered securities since July 1, 2001:

Issuance of Capital Stock

From May to August 2001, we issued and sold an aggregate of 7,819,347 shares of our Series E preferred stock to 34 individual and institutional investors for an aggregate purchase price of $21,190,430.

In December 2002, we issued a warrant to purchase 19,500 shares of our common stock to David Radoff in connection with services provided to us, for $1.50 per share, exercisable until December 2005.

In March 2004, we issued a warrant to purchase 4,625 shares of our common stock to Andrew Winchester in connection with services provided to us for $1.50 per share, exercisable until March 2005.

In April 2004, we issued a warrant to purchase 10,000 shares of our common stock to David Isenberg in connection with services provided to us, for $1.50 per share, exercisable until April 2005.

Upon the completion of this offering, each outstanding share of Series A preferred stock, Series B preferred stock, Series C preferred stock, Series D preferred stock, Series E preferred stock and Series E-1 preferred stock, if any, will convert into one share of common stock.

The issuance of securities described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. The sales of these securities were made without general solicitation or advertising.

Stock Option Grants

From July 1, 2000 to April 30, 2004, we had issued and sold to employees, directors and consultants an aggregate of 548,537 shares of our common stock upon the exercise of stock options, at exercise prices ranging from $0.33 to $1.50 per share.

The issuance of stock options and the common stock issuable upon exercise of such options were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act. All recipients either received adequate information about CallWave or had access, through employment or other relationships, to such information.

Item 16.    Exhibits and Financial Statement Schedules

(a)	Exhibits. The following exhibits are included herein or incorporated by reference herein.

Exhibit No.	Description

1.1*	Underwriting Agreement.

2.1*	Agreement and Plan of Merger between CallWave, Inc., a California corporation and the Registrant.

3.1	Certificate of Incorporation of the Registrant.

3.2	Amended and Restated Certificate of Incorporation of the Registrant, to be filed upon the closing of the offering.

3.3	Bylaws of the Registrant.

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the closing of the offering.

4.1*	Form of Specimen Stock Certificate.

4.2	Amended and Restated Investor Rights Agreement dated May 31, 2001.

4.3	First Amendment to Amended and Restated Investor Rights Agreement dated February 12, 2004.

5.1*	Opinion of Reicker, Pfau, Pyle, McRoy & Herman LLP.

9.1	Irrevocable Proxy and Voting Agreement dated February 12, 2004.

10.1*	Form of Indemnification Agreement to be entered into between the Registrant and its directors and executive officers.

10.2

Stockholders’ Agreement dated February 12, 2004, by and between the Registrant, affiliates of Insight Venture Associates, LLC, New Millennium Partners II, LP, Woodland Venture Fund, LP, Peter V. Sperling, Stephanie Sperling, David Hofstatter, David Trandal, Jason Spievak and Delphi Ventures, LLC.

10.3

Securities Purchase Agreement dated February 12, 2004, by and between the Registrant, Insight Venture Partners IV, LP, Insight Venture Partners (Cayman) IV, LP, Insight Venture Partners IV (Co-Investors), LP, Insight Venture Partners IV (Fund B), LP, Delphi Ventures, LLC, Peter V. and Stephanie Sperling, David Hofstatter, David Trandal, Palmer G. Jackson, Jr., and Scott C. Brittingham Living Trust.

10.4

Standard Industrial/Commercial Multi-Tenant Lease dated March 13, 2000, by and between Marc and Meryl A. Winnikoff, Trustees under the Marc & Meryl Winnikoff Living Trust dated July 11, 1997, and the Registrant.

10.5	Standard Office Lease dated April 5, 2000, by and between Timm Properties II and the Registrant.

10.6	Lease Agreement dated April 1, 2001, by and between Liberty Telecom, LLC, and 200 South Virginia Investments, LLC.

10.7	First Amendment to Lease Agreement dated December 17, 2002, by and between Liberty Telecom, LLC, and 200 South Virginia Investments, LLC.

10.8	Standard Office Lease dated December 18, 2001, by and between Timm Properties II and the Registrant.

10.9†	Co-location Agreement dated September 1, 2003, by and between Colocation Gateways, LLC, and Liberty Telecom, LLC.

10.10	1999 Stock Option Plan.

Exhibit No.	Description

10.11	2000 Stock Option Plan.

10.12	First Amendment to 2000 Stock Option Plan.

10.13	Second Amendment to 2000 Stock Option Plan.

10.14	Third Amendment to 2000 Stock Option Plan.

10.15	2004 Stock Incentive Plan.

10.16	2004 Employee Stock Purchase Plan.

10.17	2003 Cash Bonus Plan.

10.18	Employment Agreement dated April 27, 2004, by and between David Hofstatter and the Registrant.

10.19	Employment Agreement dated April 27, 2004, by and between Jason Spievak and the Registrant.

10.20†	Select Account Network Services Agreement dated October 27, 2000, by and between Global Crossing Telecommunications, Inc., and the Registrant.

10.21†	Amendment No. 1 to Master Services Agreement dated April 2, 2002, by and between Global Crossing Telecommunications, Inc., and the Registrant.

10.22	Amendment No. 2 to Agreement for Retail United States Services dated November 5, 2002, by and between Global Crossing Telecommunications, Inc., and the Registrant.

10.23†	Amendment to Agreement for Retail United States Services dated July 29, 2003, by and between Global Crossing Telecommunications, Inc., and the Registrant.

10.24†	Enhanced Services Provider Access Service Agreement dated November 1, 1999, by and between Liberty Telecom, LLC, and the Registrant, and Amendment No. 1 thereto dated January 1, 2002.

10.25†	Carrier Services Agreement dated May 29, 2001, by and between Qwest Communications Corporation and the Registrant.

10.26†*	Transwork Services Agreement dated October 24, 2001, by and between TransWorks Information Services Private Limited and the Registrant.

10.27*	Worldcom Service Agreement dated October 2, 2002, by and between MCI Worldcom Communications, Inc., and the Registrant.

10.28†*	Amendment No. 1 to Worldcom Service Agreement dated October 2, 2002, by and between MCI Worldcom Communications, Inc., and the Registrant.

10.29†*	Second Amendment to MCI Service Agreement dated January 16, 2004, by and between MCI Worldcom Communications, Inc., and the Registrant.

10.30†*	MCI Service Agreement dated April 8, 2004.

10.31†	EarthLink Partner Agreement dated March 2003, by and between EarthLink, Inc., and the Registrant.

10.32†	First Amendment to EarthLink Partner Agreement dated January 6, 2004, by and between EarthLink, Inc., and the Registrant.

10.33†	Second Amendment to EarthLink Partner Agreement dated March 19, 2004, by and between EarthLink, Inc., and the Registrant.

10.34†	Enhanced Service Billing and Information Management Services Agreement dated November 21, 2002, by and between Enhanced Services Billing, Inc., and the Registrant.

Exhibit No.	Description

10.35†	OSG Print and Mail Fulfillment Services Agreement dated September 1, 2003, by and between Output Service Group and the Registrant.

10.36†	Payment Services Merchant Services Agreement dated October 11, 2002, by and between VeriSign, Inc., and Registrant.

10.37†*	Master Service Agreement dated April 30, 2004, by and between Level 3 Communications, LLC, and Registrant.

21.1	List of Subsidiaries of the Registrant.

23.1	Consent of Ernst & Young LLP.

23.2*	Consent of Reicker, Pfau, Pyle, McRoy & Herman LLP (included in Exhibit 5.1).

24.1	Power of Attorney (see page II-7 of this Registration Statement).

*	To be filed by amendment.
†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from this registration statement and have been filed separately with the Securities and Exchange Commission.

(b)	Financial Statement Schedules.

The following schedule required to be filed by Item 16(b): Schedule II—Valuation and Qualifying Accounts for each of the three years ended June 30, 2003.

All other schedules have been omitted because they are either inapplicable or the required information has been given in the consolidated financial statements of the notes thereto.

Item 17.    Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 above or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Barbara, State of California, on May 12, 2004.

CALLWAVE, INC.

By:	/s/ David F. Hofstatter
David F. Hofstatter President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below hereby constitutes and appoints David F. Hofstatter and Jason S. Spievak, and each of them acting individually, as his true and lawful attorneys-in-fact and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ David F. Hofstatter David F. Hofstatter	President, Chief Executive Officer and Director (Principal Executive Officer)	May 12, 2004

/s/ Jason S. Spievak Jason S. Spievak	Chief Financial Officer and Director (Principal Financial and Accounting Officer)	May 12, 2004

/s/ Peter V. Sperling Peter V. Sperling	Chairman and Director	May 12, 2004

/s/ David S. Trandal David S. Trandal	Director	May 12, 2004

/s/ Barry W. Rubenstein Barry W. Rubenstein	Director	May 12, 2004

/s/ Robert Senoff Robert Senoff	Director	May 12, 2004

/s/ Jerry Murdock Jerry Murdock	Director	May 12, 2004

Schedule II—Valuation and Qualifying Accounts

Description	Balance at Beginning of Period	Charged to Expense	Deductions	Balance at End of Period
Year ended June 30, 2003: Allowance for doubtful accounts	42	685	455	272
Year ended June 30, 2002: Allowance for doubtful accounts	28	32	18	42
Year ended June 30, 2001: Allowance for doubtful accounts	4	29	5	28

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Underwriting Agreement.

2.1*	Agreement and Plan of Merger between CallWave, Inc., a California corporation and the Registrant.

3.1	Certificate of Incorporation of the Registrant.

3.2	Amended and Restated Certificate of Incorporation of the Registrant, to be filed upon the closing of the offering.

3.3	Bylaws of the Registrant.

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the closing of the offering.

4.1*	Form of Specimen Stock Certificate.

4.2	Amended and Restated Investor Rights Agreement dated May 31, 2001.

4.3	First Amendment to Amended and Restated Investor Rights Agreement dated February 12, 2004.

5.1*	Opinion of Reicker, Pfau, Pyle, McRoy & Herman LLP.

9.1	Irrevocable Proxy and Voting Agreement dated February 12, 2004.

10.1*	Form of Indemnification Agreement to be entered into between the Registrant and its directors and executive officers.

10.2

Stockholders’ Agreement dated February 12, 2004, by and between the Registrant, affiliates of Insight Venture Associates, LLC, New Millennium Partners II, LP, Woodland Venture Fund, LP, Peter V. Sperling, Stephanie Sperling, David Hofstatter, David Trandal, Jason Spievak and Delphi Ventures, LLC.

10.3

Securities Purchase Agreement dated February 12, 2004, by and between the Registrant, Insight Venture Partners IV, LP, Insight Venture Partners (Cayman) IV, LP, Insight Venture Partners IV (Co-Investors), LP, Insight Venture Partners IV (Fund B), LP, Delphi Ventures, LLC, Peter V. and Stephanie Sperling, David Hofstatter, David Trandal, Palmer G. Jackson, Jr., and Scott C. Brittingham Living Trust.

10.4

Standard Industrial/Commercial Multi-Tenant Lease dated March 13, 2000, by and between Marc and Meryl A. Winnikoff, Trustees under the Marc & Meryl Winnikoff Living Trust dated July 11, 1997, and the Registrant.

10.5	Standard Office Lease dated April 5, 2000, by and between Timm Properties II and the Registrant.

10.6	Lease Agreement dated April 1, 2001, by and between Liberty Telecom, LLC, and 200 South Virginia Investments, LLC.

10.7	First Amendment to Lease Agreement dated December 17, 2002, by and between Liberty Telecom, LLC, and 200 South Virginia Investments, LLC.

10.8	Standard Office Lease dated December 18, 2001, by and between Timm Properties II and the Registrant.

10.9†	Co-location Agreement dated September 1, 2003, by and between Colocation Gateways, LLC, and Liberty Telecom, LLC.

10.10	1999 Stock Option Plan.

10.11	2000 Stock Option Plan.

10.12	First Amendment to 2000 Stock Option Plan.

Exhibit No.	Description

10.13	Second Amendment to 2000 Stock Option Plan.

10.14	Third Amendment to 2000 Stock Option Plan.

10.15	2004 Stock Incentive Plan.

10.16	2004 Employee Stock Purchase Plan.

10.17	2003 Cash Bonus Plan.

10.18	Employment Agreement dated April 27, 2004, by and between David Hofstatter and the Registrant.

10.19	Employment Agreement dated April 27, 2004, by and between Jason Spievak and the Registrant.

10.20†	Select Account Network Services Agreement dated October 27, 2000, by and between Global Crossing Telecommunications, Inc., and the Registrant.

10.21†	Amendment No. 1 to Master Services Agreement dated April 2, 2002, by and between Global Crossing Telecommunications, Inc., and the Registrant.

10.22	Amendment No. 2 to Agreement for Retail United States Services dated November 5, 2002, by and between Global Crossing Telecommunications, Inc., and the Registrant.

10.23†	Amendment to Agreement for Retail United States Services dated July 29, 2003, by and between Global Crossing Telecommunications, Inc., and the Registrant.

10.24†	Enhanced Services Provider Access Service Agreement dated November 1, 1999, by and between Liberty Telecom, LLC, and the Registrant, and Amendment No. 1 thereto dated January 1, 2002.

10.25†	Carrier Services Agreement dated May 29, 2001, by and between Qwest Communications Corporation and the Registrant.

10.26†*	Transwork Services Agreement dated October 24, 2001, by and between TransWorks Information Services Private Limited and the Registrant.

10.27*	Worldcom Service Agreement dated October 2, 2002, by and between MCI Worldcom Communications, Inc., and the Registrant.

10.28†*	Amendment No. 1 to Worldcom Service Agreement dated October 2, 2002, by and between MCI Worldcom Communications, Inc., and the Registrant.

10.29†*	Second Amendment to MCI Service Agreement dated January 16, 2004, by and between MCI Worldcom Communications, Inc., and the Registrant.

10.30†*	MCI Service Agreement dated April 8, 2004.

10.31†	EarthLink Partner Agreement dated March 2003, by and between EarthLink, Inc., and the Registrant.

10.32†	First Amendment to EarthLink Partner Agreement dated January 6, 2004, by and between EarthLink, Inc., and the Registrant.

10.33†	Second Amendment to EarthLink Partner Agreement dated March 19, 2004, by and between EarthLink, Inc., and the Registrant.

10.34†	Enhanced Service Billing and Information Management Services Agreement dated November 21, 2002, by and between Enhanced Services Billing, Inc., and the Registrant.

10.35†	OSG Print and Mail Fulfillment Services Agreement dated September 1, 2003, by and between Output Service Group and the Registrant.

10.36†	Payment Services Merchant Services Agreement dated October 11, 2002, by and between VeriSign, Inc., and Registrant.

Exhibit No.	Description

10.37†*	Master Service Agreement dated April 30, 2004, by and between Level 3 Communications, LLC, and Registrant.

21.1	List of Subsidiaries of the Registrant.

23.1	Consent of Ernst & Young LLP.

23.2*	Consent of Reicker, Pfau, Pyle, McRoy & Herman LLP (included in Exhibit 5.1).

24.1	Power of Attorney (see page II-7 of this Registration Statement).

*	To be filed by amendment.
†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from this registration statement and have been filed separately with the Securities and Exchange Commission.